 Filed pursuant to General Instruction II.L of Form F-10
 File No. 333-292328
PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated December 23, 2025
New IssueJanuary 27, 2026
OSISKO DEVELOPMENT CORP.
US$125,000,940
35,311,000 Common Shares
Price: US$3.54 per Common Share
Osisko Development Corp. (the “Corporation” or “ODV”) is hereby qualifying the distribution of 35,311,000 common shares of the Corporation (the “Offered Shares”) at a price of US$3.54 per Offered Share (the “Offering Price”) for aggregate gross proceeds of US$125,000,940 (the “Offering”). The Offered Shares are being issued pursuant to an underwriting agreement dated January 27, 2026 (the “Underwriting Agreement”), among the Corporation, National Bank Financial Inc. (“NBF”), RBC Dominion Securities Inc. and Cantor Fitzgerald Canada Corporation, as co-lead underwriters and co-bookrunners (together with NBF, the “Lead Underwriters”), and BMO Nesbitt Burns Inc. (collectively with the Lead Underwriters, the “Underwriters”), relating to the Offered Shares offered by this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Offering Price was determined by arm’s length negotiation between the Corporation and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares (as defined herein). See “Plan of Distribution”.
The Offering is being made concurrently in each of the provinces and territories of Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10, as amended (File No. 333-292328) (the “Registration Statement”), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this Prospectus Supplement forms a part.
The Corporation’s issued and outstanding common shares (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”) and on the New York Stock Exchange (the “NYSE”) under the symbol “ODV”. On January 23, 2026, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSXV and the NYSE was $5.26 and US$3.85, respectively. On January 26, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV and the NYSE was $5.30 and US$3.85, respectively. The Corporation will apply to list the Offered Shares distributed under this Prospectus Supplement on the TSXV and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV and the NYSE.
	Price to the Public	Underwriters’ Commission(1)	Net Proceeds to the Corporation(2)(3)
Per Offered Share	US$3.54	US$0.1593	US$3.3807
Total(4)	US$125,000,940	US$5,625,042.30	US$119,375,897.70

(1)
In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash commission (the “Underwriters’ Commission”) equal to 4.5% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option (as defined herein)). See “Plan of Distribution”.

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(2)
After deducting the Underwriters’ Commission, but before deducting the expenses of the Offering (estimated to be approximately US$750,000), which together with the Underwriters’ Commission, will be paid from the gross proceeds of the Offering.

(3)
The Underwriters have been granted an over-allotment option, exercisable, in whole or in part, at any time, and from time to time, on or before the 30th day following the Closing Date (the “Over-Allotment Deadline”), to purchase up to an additional 5,296,650 Offered Shares (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds to the Corporation of up to US$18,750,141, to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Over-Allotment Option”). The Over-Allotment Option is exercisable by the Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Shares to be purchased. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commission” and “Net Proceeds to the Corporation” (before deducting the expenses of the Offering (see note 2 above)) will be US$143,751,081, US$6,468,798.65 and US$137,282,282.35, respectively. The Prospectus qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

(4)
Assumes no exercise of the Over-Allotment Option.

Unless the context otherwise requires, when used herein, all references to the “Offering” include the exercise of the Over-Allotment Option, and all references to “Offered Shares” include the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option.
The following table sets out the maximum number of securities under option issuable to the Underwriters in connection with the Offering, assuming the exercise of the Over-Allotment Option in full:
Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	5,296,650 Over-Allotment Shares	On or before the 30th day following the Closing Date	US$3.54 per Over-Allotment Share
The Offering is being conducted on a “bought deal” basis, and the Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain Canadian legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP, and certain U.S. legal matters on behalf of the Corporation by Troutman Pepper Locke LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.
In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the price at which the Offered Shares are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price. Any reduction of the Offering Price will not reduce the net proceeds to be received by the Corporation as stated above. See “Plan of Distribution”.
Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about January 30, 2026, or such other date as may be agreed upon by the Corporation and NBF, on behalf of the Underwriters, each acting reasonably (the “Closing Date”). It is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates or direct registration statements representing their interests in such Offered Shares.
The Corporation is permitted under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective
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investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States companies prepared under United States generally accepted accounting principles (“U.S. GAAP”).
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is existing under the federal laws of Canada, that most of its officers and directors are not residents of the United States, that some or all experts named herein are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. See “Enforceability of Civil Liabilities”.
Prospective investors should be aware that the acquisition, holding or disposition of the securities described herein may have tax consequences both in the United States and Canada that depend on each prospective investor’s specific circumstances. Such consequences may not be described fully in this Prospectus Supplement or the accompanying Base Shelf Prospectus. Prospective investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors regarding the application of Canadian and/or United States federal income tax laws to their own particular circumstances, as well as other provincial, territorial, state, foreign and other tax consequences of acquiring, holding or disposing of the securities described herein. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Eligibility for Investment” and “Risk Factors”.
NONE OF THE SEC, ANY CANADIAN SECURITIES REGULATOR, OR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Any investment in securities of the Corporation involves significant risks that should be carefully considered by prospective investors before purchasing the Offered Shares. The risks outlined in this Prospectus Supplement, the Base Shelf Prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in the Offered Shares. Prospective investors should carefully read the “Risk Factors” section in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Note Regarding Forward-Looking Information” in this Prospectus Supplement and consider such notes and information in connection with an investment in the Offered Shares.
Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Corporation and the Underwriters have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Underwriters are offering to sell and seeking offers to buy the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the cover page of this Prospectus Supplement. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.
The Corporation’s registered office and head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Prospectus Supplement
S-i

Base Shelf Prospectus
S-ii

NOTICE TO READER
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information about securities the Corporation may offer from time to time, some of which may not apply to the Offering. Both documents contain important information investors should consider when making an investment decision. This Prospectus Supplement may add, update or change information contained in the Base Shelf Prospectus. Before investing, purchasers of the Offered Shares pursuant to the Offering should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about the Corporation referred to in the section of this Prospectus Supplement titled “Documents Incorporated by Reference”. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Shelf Prospectus. See “Documents Incorporated by Reference”.
Purchasers of Offered Shares pursuant to the Offering should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference therein, you should rely on this Prospectus Supplement. The Corporation and the Underwriters have not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with additional or different information, such purchasers should not rely on it.
The Corporation is offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus, as well as information the Corporation has previously filed with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
References in this Prospectus Supplement to “ODV”, “we”, “us” or “our” refer to the Corporation and its direct and indirect wholly-owned subsidiaries, unless the context indicates otherwise.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
Unless otherwise indicated, all monetary amounts in this Prospectus Supplement are expressed in Canadian dollars. Unless otherwise indicated, all references to “$”,“C$” and “dollars” in this Prospectus Supplement refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On January 26, 2026, the daily average exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3702 (or C$1.00 = US$0.7298).
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement and the Base Shelf Prospectus, and the documents incorporated herein and therein by reference, contain or incorporate by reference “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian and United States securities laws (collectively referred to herein as “forward-looking information” or “forward-looking statements”) including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act, with respect to the Corporation. Except for statements of historical fact relating to ODV, information contained herein constitutes forward-looking information, including any information related to the Offering, and the Corporation’s strategy, plans or future financial or operating performance. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy and includes any guidance and forecasts appearing in this Prospectus Supplement, the Base Shelf Prospectus or in the documents incorporated by reference herein or therein (including, but not limited to, production guidance of the Corporation).

The Corporation has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•
the performance of the Corporation’s business and operations;

•
the expected timing and cost of the Corporation’s business objectives and milestones;

•
the potential for, success of, and anticipated timing of commencement of future commercial production at the Corporation’s properties, including expectations with respect to development or other work that may be required to bring any of the projects into development or production;

•
the Corporation’s planned exploration and development activities and the anticipated success of ongoing and future exploration and development activities;

•
capital expenditures and proposed work programs at the Cariboo Gold Project (as defined herein) and on the Corporation’s other properties;

•
increased demand for precious metals and the expected impact on the prices of precious metals;

•
the intention to grow the business, operations and potential activities of the Corporation;

•
the competitive conditions of the industry;

•
regulation of mining operations and environmental risks and the implementation of policies and other measures to ensure compliance therewith;

•
the competitive and business strategies of the Corporation;

•
the intention of the Corporation to complete the Offering on the terms and conditions described herein and the aggregate amount of the total proceeds that the Corporation will receive pursuant to the Offering;

•
the Corporation’s expected use of the net proceeds from the Offering;

•
the expected receipt of TSXV and NYSE approval for listing of the Offered Shares; and

•
the listing of any Offered Shares issued pursuant to the Offering.

Forward-looking statements are based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. The forward-looking statements contained herein reflect management’s current expectations and beliefs and are based upon certain assumptions that management believes to be reasonable based on the information currently available to management. Such assumptions include, but are not limited to, assumptions regarding:
•
exploration and development of the Corporation’s mineral properties within management’s expectations;

•
the expected actions of third parties;

•
no unusual geological or technical problems occurring;

•
no material adverse changes in the price of precious metals;

•
sufficiency of current working capital to support future operating and working capital requirements;

•
equity and debt markets continuing to provide the Corporation with access to capital on terms acceptable to it;

•
general economic trends and conditions;

•
the Corporation’s future growth prospects and business opportunities;

•
capital cost of expected expansion by the Corporation;

•
the competitive conditions of the mining industry; and

•
the applicable laws, regulations and any amendments thereof.

Prospective purchasers of Offered Shares are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. Although the Corporation believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Corporation cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including, but not limited to, the following:
•
general business and economic conditions, global liquidity and credit availability;

•
any impairment of assets on the Corporation’s balance sheet;

•
exploration, development and operating risks;

•
fluctuating metal prices and currency exchange rates;

•
the possibility of project cost overruns or unanticipated costs and expenses;

•
the Corporation having no history of mineral production, negative operating cash flow and dependence on third-party financing;

•
risks associated with the uncertainty of exploration results and estimates and that the mineral resource potential will be achieved on exploration projects;

•
risks related to the economics of developing mineral properties and the development of new mines;

•
health, safety and environmental risks and hazards;

•
changes in law and regulations;

•
risks associated with tax matters;

•
risks relating to potential litigation;

•
nature and climatic conditions, and risks related to changes in climatic conditions due to climate change;

•
risks related to the Offering;

•
risks related to a loss of investment;

•
risks related to the dilutive effects of the Offering on holders of Common Shares; and

•
other risks and uncertainties including those listed under “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. The factors described in detail under “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus and the documents incorporated by reference herein and therein should be considered carefully by prospective purchasers of Offered Shares pursuant to the Offering.
The Corporation’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus Supplement (or as of the date that they are otherwise stated to be made). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective purchasers of Offered Shares pursuant to the Offering should not place undue reliance on forward-looking statements. The Corporation does not undertake to update or revise any forward-looking statements except as, and to the extent required by, applicable securities laws in Canada.

All of the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by the foregoing cautionary statements. Prospective purchasers of Offered Shares pursuant to the Offering should read this Prospectus and the document incorporated by reference herein and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in Offered Shares.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, market data and certain industry data and forecasts included in this Prospectus Supplement and the documents incorporated by reference herein concerning the Corporation’s industry and the markets in which the Corporation operates or seeks to operate were obtained from internal Corporation surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. The Corporation has relied upon industry publications as the Corporation’s primary sources of third-party industry data and forecasts. The Corporation has not independently verified any of the data from third-party sources, nor has the Corporation ascertained the underlying assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which the Corporation believes to be reliable based upon the Corporation’s knowledge of the industry, have not been independently verified, and the Corporation does not know what assumptions were used in their preparation. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods. While the Corporation is not aware of any misstatements regarding the industry data presented herein or in the documents incorporated herein by reference, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference herein. While the Corporation believes that its internal research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source.
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING THE USE OF
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
We are permitted under the MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, the accompanying Base Shelf Prospectus, including the documents incorporated by reference herein and therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. As a result, information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources has been prepared in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus, or the documents incorporated by reference herein and therein, may differ significantly from the information that would be disclosed had the Corporation prepared the mineral reserve and mineral resource estimates under the standards adopted under the SEC Modernization Rules.
CAUTIONARY NOTE TO U.S. INVESTORS
REGARDING PREPARATION OF FINANCIAL STATEMENTS AND FINANCIAL INFORMATION
As a Canadian company (and a “foreign private issuer” under U.S. securities laws), the Corporation prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of the Corporation included or incorporated herein have been prepared in accordance with IFRS, which is materially different than financial statements and financial information prepared in accordance with U.S. GAAP, and thus may not be comparable to financial information of United States companies prepared under U.S. GAAP.

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.
Information has been incorporated by reference in the Base Shelf Prospectus and this Prospectus Supplement from documents filed with or delivered to securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference or a copy of the permanent information record may be obtained on request without charge from the Corporate Secretary of Osisko Development Corp., Suite 300, 1100 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 2S2, (514) 940-0685, and are also available electronically under the Corporation’s issuer profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (as defined below) (www.sec.gov). The Corporation’s reports and other information filed with or furnished to the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) website, at www.sec.gov. The Corporation’s Canadian filings are available on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus Supplement.
As at the date hereof, the following documents of the Corporation, filed with or delivered to the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of the Base Shelf Prospectus and this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in the Base Shelf Prospectus or this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement, as further described below:
(a)
the annual information form of the Corporation dated March 28, 2025 for the year ended December 31, 2024 (the “Annual Information Form”) (other than Schedule “C” and Schedule “D” of the Annual Information Form which are not being incorporated by reference in this Prospectus Supplement);

(b)
the audited annual financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023, together with the notes thereto, and the report of independent registered public accounting firm thereon (the “Annual Financial Statements”);

(c)
the management’s discussion and analysis of the Corporation for the three and twelve months ended December 31, 2024;

(d)
the unaudited condensed interim consolidated financial statements of the Corporation as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis on the operations and financial position of the Corporation as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024;

(f)
the management information circular of the Corporation dated March 26, 2025, in respect of the annual meeting of shareholders of the Corporation held on May 7, 2025;

(g)
a material change report dated July 31, 2025 in respect of the Appian Facility (as defined in the Base Shelf Prospectus);

(h)
a material change report dated August 25, 2025 in respect of the August 2025 Offering (as defined in the Base Shelf Prospectus);

(i)
a material change report dated November 10, 2025 in respect of the October 2025 Offering (as defined in the Base Shelf Prospectus); and

(j)
the indicative term sheet dated January 26, 2026 relating to the Offering.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement, filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of any offering of Offered Shares hereunder shall be deemed to be incorporated by reference into this Prospectus Supplement.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, if and to the extent expressly provided in such reports, the Corporation may incorporate by reference into this Prospectus Supplement and the Base Shelf Prospectus documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act. The documents of the Corporation filed with, or furnishes to, the SEC are or will be made available through EDGAR at www.sec.gov.
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Base Shelf Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of the Base Shelf Prospectus or this Prospectus Supplement; rather only such statement as so modified or superseded shall be considered to constitute part of the Base Shelf Prospectus and this Prospectus Supplement.
References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus Supplement and/or the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus and the Corporation disclaims any such incorporation by reference, except as specifically set forth herein.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC the Registration Statement on Form F-10 (File No. 333-292328) under the U.S. Securities Act relating to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Corporation and the Offered

Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.
The Corporation is subject to the informational requirements of the U.S. Exchange Act and the applicable Canadian requirements, and in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a “foreign private issuer” (under U.S. securities laws), the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. The Corporation’s Canadian public disclosure is available on SEDAR+ and can be viewed at www.sedarplus.ca under the Corporation’s issuer profile. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus Supplement.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus forms a part: (a) the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus; (b) the Underwriting Agreement described in this Prospectus Supplement; (c) the consent of the Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP; (d) the consent of each “qualified person” (for the purposes of NI 43-101) referred to in this Prospectus Supplement under the heading “Interests of Experts”; (e) the consent of the Corporation’s Canadian counsel, Bennett Jones LLP; (f) the consent of the Underwriters’ Canadian counsel, Cassels Brock & Blackwell LLP; and (g) the powers of attorney from directors and certain officers of the Corporation.
TECHNICAL INFORMATION
Except as otherwise indicated, all disclosure of a scientific or technical nature with respect to the Cariboo gold project, an advanced stage gold exploration project located in the historic Wells-Barkerville mining camp, in the District of Wells, British Columbia (the “Cariboo Gold Project”) included in this Prospectus Supplement is supported by the technical report entitled “NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” dated June 11, 2025, with an effective date of April 25, 2025 (the “Cariboo Technical Report”), which was prepared for the Corporation by Mathieu Belisle, P.Eng., Amanda Fitch, P.Eng., Sebastien Guido, P.Eng., Philip Clark, P.Eng., Rob Griffith, P.Eng., Katherine Mueller, P.Eng., Nikolay Sidenko, P.Geo., Eric Lecomte, P.Eng., Carl Pelletier, P.Geo., Tessa Scott, P.Geo., A. J. MacDonald, P.Eng., Jean-François Maillé, P.Eng., Yapo Allé-Ando, P.Eng., Rachel Sawyer, P.Eng., and Paul Gauthier, P.Eng. A summary of the Cariboo Technical Report is included in the Base Shelf Prospectus.
Reference should be made to the full text of the Cariboo Technical Report, which is available on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile, and on EDGAR (www.sec.gov) under the Corporation’s profile.
THE CORPORATION
The Corporation was incorporated on June 13, 2006 under the Business Corporations Act (British Columbia) (the “BCBCA”). It subsequently changed its name from “Ringbolt Ventures Ltd.” to “North American Potash Developments Inc.” on November 3, 2011 and further changed its name from “North American Potash Developments Inc.” to “Barolo Ventures Corp.” on September 20, 2018.
On November 23, 2020, in connection with the spinout transaction by OR Royalties Inc. (formerly Osisko Gold Royalties Ltd.) (“OR Royalties”), and the transfer of certain mining properties and marketable securities by OR Royalties (the “Contributed OR Royalties Assets”), which resulted in a reverse takeover of the Corporation (formerly Barolo Ventures Corp.) by OR Royalties (the “RTO”), the Corporation filed articles of amendment to consolidate the Common Shares on the basis of one post-consolidation Common Shares for each 60 pre-consolidated Common Shares (the “RTO Consolidation”) and filed articles of amendment to change the name of the Corporation from “Barolo Ventures Corp.” to “Osisko Development Corp.” On November 25, 2020, the Corporation announced the completion of the RTO. For additional information regarding the RTO, the Contributed OR Royalties Assets, RTO Consolidation, the Corporation and its business, please refer to the Annual Information Form incorporated by reference herein.
Subsequent to the RTO, the Corporation continued from under the laws of the Province of British Columbia under the BCBCA to the laws of Canada under the Canada Business Corporations Act. On December 2, 2020, the Common Shares resumed trading with the completion of the RTO under the symbol “ODV” on the TSXV. ODV is a reporting issuer in each of the provinces and territories of Canada. On May 27, 2022, the Corporation’s Common Shares commenced trading on the NYSE.
The Corporation’s registered and head office is located at 1100 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 2S2.
THE BUSINESS OF THE CORPORATION
ODV is focused on the acquisition, exploration and development of precious metals resource properties in Canada and the United States. Its flagship mining asset is the Cariboo Gold Project, located in the District of Wells, British Columbia, Canada. ODV’s project pipeline is complemented by its interest in the Tintic Project (Trixie Mine), located in Utah, U.S.A. See “Technical Information” for more details on the Cariboo Gold Project. As of the date of this Prospectus Supplement, the Corporation considers the Cariboo Gold Project to be its only material property for the purposes of NI 43-101.
For additional information regarding the Corporation and its business, please consult the Annual Information Form and the other documents incorporated by reference herein, which have been filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the Corporation’s issuer profile.
RECENT DEVELOPMENTS
Except as set out below, there have been no developments in the business of the Corporation, since the date of the Interim Financial Statements, which would need to be disclosed for the Prospectus to contain full, true and plain disclosure of all material facts about the Corporation and the securities being issued and which have not otherwise been disclosed in this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference herein and therein.
On January 23, 2026, the Corporation reported that a contractor suffered a fatal injury following an isolated incident at the Cariboo Gold Project.
CONSOLIDATED CAPITALIZATION
Since the date of the Interim Financial Statements, there have been no material changes in the Corporation’s consolidated share and loan capital other than as outlined below and under “Prior Sales”.
The following table shows the effect of the Offering on the issued capital of the Corporation. The following table should be read in conjunction with the Interim Financial Statements and related management’s discussion and analysis incorporated by reference in this Prospectus Supplement:

Description	Outstanding as at September 30, 2025	Outstanding as at September 30, 2025 after giving effect to the Offering, and the transactions occurring after September 30, 2025 outlined under “Prior Sales”(1)	Outstanding as at September 30, 2025 after giving effect to the Offering, and the transactions occurring after September 30, 2025 outlined under “Prior Sales”(2)
Common Shares	239,615,783	293,171,741	298,468,391
Warrants	132,376,167	129,612,279	129,612,279
Options	5,750,725	5,394,627(3)	5,394,627
Deferred Share Units	865,477	817,797(4)	817,797
Restricted Share Units	1,835,362	1,784,632(5)	1,784,632
Total Debt	$139,423,000	$139,423,000	$139,423,000

Notes:
(1)
Assuming no exercise of the Over-Allotment Option.

(2)
Assuming full exercise of the Over-Allotment Option.

(3)
Represents (i) 18,034 options exercised (see “Prior Sales”), (ii) 91,966 options forfeited / cancelled, and (iii) 246,098 expired unexercised between October 1, 2025 to the date of this Prospectus Supplement.

(4)
Represents settlement of 47,680 deferred share units in exchange for 21,368 Common Shares (see “Prior Sales”).

(5)
Represents (i) 6,562 restricted share units settled in exchange for 3,048 Common Shares (net of withholding taxes and subject to performance factor) (see “Prior Sales”) and (ii) 44,168 restricted share units cancelled / forfeited between October 1, 2025 to the date of this Prospectus Supplement.

USE OF PROCEEDS
The net proceeds to the Corporation from the Offering are estimated to be US$118,625,897.70, or US$136,532,282.36 if the Over-Allotment Option is exercised in full for Over-Allotment Shares, in each case after deducting the Underwriters’ Commission of US$5,625,042.30, or US$6,468,798.65 if the Over-Allotment Option is exercised in full, and the expenses of the Offering (estimated to be US$750,000).
Principal Purposes
The Corporation currently anticipates using the net proceeds of the Offering (assuming closing of the Offering and no exercise of the Over-Allotment Option) as set forth in the following table. The allocation of the net proceeds of the Offering is presented below in both United States dollars and the Canadian dollars equivalent based on an exchange rate of US$1.00 = C$1.3702 (or C$1.00 = US$0.7298).
Use	Cost Phase detail (metres)	Allocation of Net Proceeds
		C$ (‘000s)	US$ (‘000s)
Work Program
Underground Development(1)		$48,600	US$ 35,469
Underground Infill Drilling to convert Mineral Resources to Mineral Reserves	105,000	$36,750	US$ 26,821
Surface (Directional) Infill Drilling to convert Mineral Resources to Mineral Reserves	100,000	$34,900	US$ 25,471
Surface (Directional) Drilling to expand Mineral Resource Estimate at depth (up to 300 metres below current Mineral Resource Estimate)	100,000	$35,039	US$ 25,572
Surface Drilling to expand geology and mineralization at depth (+700 metres below surface)	20,000	$7,000	US$ 5,109
General Administrative & Working Capital		$252	US$ 184
TOTAL		$162,541	US$118,626

Notes:
(1)
Approximately 3,700 metres, which drilling is expected to be within the permitted boundaries of the Cariboo Gold Project.

Proposed development activities of the Corporation relate to the development at the Cariboo Gold Project, including, without limitation, underground and surface drilling. See “Cautionary Note Regarding Forward-Looking Information”. The proposed use of the net proceeds of the Offering related to the development expenditures as disclosed in this section has been prepared by the Corporation and reviewed and passed upon by Scott Smith, P.Geo and the Corporation’s Vice President, Exploration, who is a “qualified person” within the meaning of NI 43-101.
If the Over-Allotment Option is exercised in full for Over-Allotment Shares, the Corporation will receive additional net proceeds of US$17,906,384.66. The net proceeds from the exercise of the Over-Allotment Option (if any) are expected to be used for additional development of the Cariboo Gold Project consisting of additional drilling and for working capital and general corporate purposes.
The Corporation intends to spend the funds available to it as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary or appropriate. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus. See “Cautionary Note Regarding Forward-Looking Information”.
As outlined in the Annual Financial Statements and the Interim Financial Statements, the Corporation had negative operating cash flow for the year ended December 31, 2024 and three and nine months ended September 30, 2025, which may continue for the foreseeable future. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved (if at all) at the Cariboo Gold Project. To the extent the Corporation has negative cash flows in future periods, the Corporation may use a greater portion of its general working capital to fund such negative cash flow than it would use if it had positive cash flows. See “Risk Factors — Negative Cash Flow from Operations and Need for Additional Financing”.
Business Objectives and Milestones
The Corporation expects to accomplish the following business objectives and milestones using the net proceeds of the Offering:
Business Objectives and Milestones for Cariboo Gold Project(1)	Anticipated Timing to Achieve Business Objective	Estimated Cost C$(‘000s)
Underground Development	Q2 2026 – Q4 2026	$48,600
Underground Infill Drilling to convert Mineral Resources to Mineral Reserves	Q2 2026 – Q3 2027	$36,750
Surface (Directional) Infill Drilling to convert Mineral Resources to Mineral Reserves	Q2 2026 – Q3 2027	$34,900
Surface (Directional) Drilling to expand Mineral Resource Estimate at depth (up to 300 metres below current Mineral Resource Estimate)	Q2 2026 – Q3 2027	$35,039
Surface Drilling to expand geology and mineralization at depth (+700 metres below surface)	Q1 2027 – Q3 2027	$7,000

Notes:
(1)
The business objectives and milestones will be advanced concurrently with, and is not contingent on, the work program outlined in the Cariboo Technical Report, which is being financed from cash on hand.

While the Corporation believes that it has the skills and resources necessary to accomplish these business objectives, there is no certainty that the Corporation will be able to do so within the timelines indicated above, or at all. See “Risk Factors”. In addition, if the net proceeds of the Offering are insufficient to achieve the business objectives stated above, the Corporation expects to finance any shortfall to reach such milestones through additional financings, if required. See “Cautionary Note Regarding Forward-Looking Information”.
Although the Corporation is aiming for a final investment decision in respect of the Cariboo Gold Project in 2026, the Corporation will need additional financing to implement its development plan for the Cariboo Gold Project and engage in pre-construction and construction work at the Cariboo Gold Project. The Corporation may not have access to the funding required for this plan on acceptable terms or at all. Failure to obtain any such additional funding could result in a delay or indefinite postponement of the development of the Cariboo Gold Project. The Corporation’s development plans may also suffer significant delays as a result of a variety of known and unknown risk factors, such as legal and regulatory requirements, which could prevent us from completing our plans as currently expected. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
The Corporation’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 257,860,741 Common Shares are issued and outstanding as at the date hereof. For a summary of certain material attributes and characteristics of the Common Shares, see “Description of Securities being Distributed — Common Shares” in the Base Shelf Prospectus.
PLAN OF DISTRIBUTION
Pursuant to the Underwriting Agreement, the Underwriters have agreed to purchase, as principals, and the Corporation has agreed to issue and sell, on the Closing Date, an aggregate of 35,311,000 Offered Shares at the Offering Price, for aggregate gross consideration of US$125,000,940, payable in cash to the Corporation against delivery of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The Offering Price was determined by arm’s length negotiation between the Corporation and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. The closing of the Offering is expected to take place on or about January 30, 2026, or such other date as may be agreed upon by the Corporation and NBF, on behalf of the Underwriters, each acting reasonably. The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, nor joint and several, and may be terminated at their discretion on the basis of customary “regulatory out”, “material change out”, “disaster out”, “litigation out” and “breach out” termination rights or may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of such Offered Shares are purchased under the Underwriting Agreement.
The total “Price to the Public”, “Underwriters’ Commission” and “Net Proceeds to the Corporation” will be approximately US$125,000,940, US$5,625,042.30 and US$119,375,897.70, respectively (before deducting the estimated expenses of the Offering of US$750,000).
The Underwriters have been granted the Over-Allotment Option, exercisable, in whole or in part, at any time, and from time to time, on or before the Over-Allotment Deadline, to purchase up to an additional 5,296,650 Over-Allotment Shares at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by NBF, on behalf of the Underwriters, giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Shares to be purchased. The Prospectus qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission equal to 4.5% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commission” and “Net Proceeds to the Corporation” will be approximately US$143,751,081, US$6,468,798.65 and US$137,282,282.35, respectively (before deducting the estimated expenses of the Offering of US$750,000).
It is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates or direct registration statements representing their interests in such Offered Shares.
Pursuant to the terms of the Underwriting Agreement, and subject to certain qualifications and limitations, the Corporation has agreed to reimburse the Underwriters for certain expenses incurred in connection with the Offering and to indemnify the Underwriters and their respective subsidiaries and affiliates and their respective directors, officers, employees, shareholders, partners, advisors and agents against certain liabilities and expenses and to contribute to payments the Underwriters may be required to make in respect thereof.
The Offering is being made concurrently in each of the provinces and territories of Canada and in the United States. The Offered Shares will be offered in each of the relevant provinces and territories of Canada, and in the United States pursuant to the Registration Statement, through the Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such jurisdictions and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares in such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriters. The Underwriters have reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation.
The Corporation will apply to list the Offered Shares distributed under this Prospectus Supplement on the TSXV and NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV and the NYSE.
Pursuant to the Underwriting Agreement, the Corporation has agreed that, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, the Corporation will not issue or sell, agree to issue or sell, or announce an intention to issue or sell, any additional Common Shares or any securities or financial instruments convertible into, or exercisable, redeemable or exchangeable for Common Shares, until the day which is 90 days following the Closing Date, other than: (i) to directors, officers, management company employees, consultants and other eligible participants under existing option plans or option agreements or other securities based compensation arrangements; (ii) pursuant to the exercise, conversion or settlement, as the case may be, of incentive securities or other convertible securities of the Corporation outstanding as of the date of the engagement letter between the Corporation and the Lead Underwriters; (iii) to satisfy existing instruments or obligations or under existing agreements issued or entered into prior to the Closing Date (including top-up, anti-dilution or other investor rights); (iv) as consideration for acquisitions proposed by the Corporation or any subsidiary; or (v) pursuant to the Offering (including any issuances pursuant to the Over-Allotment Option).
Pursuant to the Underwriting Agreement, the Corporation has agreed to use its commercially reasonable efforts to cause each of the Corporation’s directors and senior officers to enter into a lock-up agreement to be executed concurrently with the closing of the Offering, that for a period of 90 days from the Closing Date, each will not, except with the prior consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, subject to customary exceptions.

Price Stabilization and Passive Market Making
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares (including the Over-Allotment Shares, if applicable) at the Offering Price, the price at which the Offered Shares (including the Over-Allotment Shares, if applicable) are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price. Any reduction of the Offering Price will not reduce the net proceeds received by the Corporation.
In accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSXV, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization, relating to market stabilization and passive market-making activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.
In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; imposition of penalty bids; purchases to cover positions created by short sales; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the Offering is in progress. The Underwriters must close out any short position by purchasing Common Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase the Offered Shares in the Offering.
As a result of these activities, the price of the Offered Shares may be higher than the price of the Common Shares that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.
TRADING PRICE AND VOLUME
The outstanding Common Shares are traded on the TSXV and the NYSE under the trading symbol “ODV”. The following table sets forth the reported trading prices and monthly aggregate trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement on the TSXV and NYSE:

	TSXV				NYSE
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	(US$)	(US$)	(US$)	(Shares)
2026
January 1 – 26	5.64	4.62	5.30	2,636,579	4.125	3.37	3.85	7,874,434
2025
December	5.78	4.65	4.65	2,073,004	4.2	3.385	3.49	9,447,606
November	4.99	4.11	4.93	2,033,029	3.58	2.91	3.53	7,682,600
October	5.44	4.08	4.38	4,825,486	3.88	2.93	3.09	13,377,916
September	4.99	3.72	4.76	3,595,912	3.59	2.69	3.39	7,909,170
August	4.01	2.95	3.74	2,511,927	2.905	2.14	2.72	5,411,605
July	3.7	2.91	2.99	2,032,662	2.69	2.085	2.15	3,938,795
June	3.28	2.55	2.92	1,954,424	2.415	1.9	2.14	2,099,670
May	2.77	2.18	2.51	1,191,535	1.995	1.565	1.85	2,062,977
April	2.49	1.93	2.35	2,106,974	1.75	1.36	1.7	2,698,021
March	2.28	1.8	2.14	1,434,927	1.585	1.24	1.49	1,210,160
February	2.34	1.64	1.78	1,585,846	1.595	1.16	1.3	938,933
January	2.4	2.08	2.3	730,537	1.67	1.5	1.57	571,516

Source: Bloomberg

PRIOR SALES
The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement:
Date	Type of Security	Issue/Exercise Price	Number of Securities
April 2, 2025	Restricted Share Units(4)	$2.20	101,900
April 2, 2025	Stock Options(5)	$2.20	240,400
May 13, 2025	Deferred Share Units(6)	$2.57	229,573
May 13, 2025	Restricted Share Units(6)	$2.57	1,177,200
May 13, 2025	Stock Options(6)	$2.57	1,273,900
May 29, 2025	Common Shares(9)	$2.5082	1,368,610
July 21, 2025	Warrants(3)	$4.43	5,625,031
August 15, 2025	Units(2)	US$2.05	99,065,330
August 15, 2025	Common Shares(10)	US$2.05	1,464,000
August 20, 2025	Deferred Share Units(7)	$3.40	58,824
September 18, 2025	Common Shares(12)	US$3.00	850,000
October 29, 2025	Common Shares(1)	$4.78	10,975,798
		$6.69	2,990,000
		$6.93	1,444,000
October 1, 2025 – January 26, 2026	Common Shares(8)	$2.88	18,034
October 1, 2025 – January 26, 2026	Common Shares(13)	$2.14 – $4.88	28,822
October 1, 2025 – January 26, 2026	Common Shares(14)	$2.03 – $5.53	24,416
January 14, 2026	Common Shares(11)	US$2.56	2,750,000
January 15, 2026	Common Shares(12)	US$3.00	13,888

Notes:
(1)
Issued in connection with the October 2025 Offering (as defined in the Base Shelf Prospectus). See the Base Shelf Prospectus for more details.

(2)
Issued in connection with the August 2025 Offering (as defined in the Base Shelf Prospectus). Each unit was comprised of one Common Share and one-half of one Common Share purchase warrant. See the Base Shelf Prospectus for more details.

(3)
Loan bonus warrants issued in connection with the Appian Facility. See the Base Shelf Prospectus for more details.

(4)
Grant of restricted share units (“RSUs”) of the Corporation to certain non-executive employees of the Corporation with a cliff vesting date of April 2, 2028, and subject to performance objectives to be determined by the board of directors.

(5)
Options to purchase Common Shares (“Options”), with each Option exercisable to acquire one Common Share at a price of $2.20 per Common Share until April 2, 2030. Vesting of the Options will occur in three equal parts on the following dates: April 2, 2026, April 2, 2027 and April 2, 2028, respectively.

(6)
Annual grant of incentive awards consisting of an aggregate of (i) 1,273,900 Options of the Corporation to certain senior officers and non-executive employees of the Corporation, (ii) 1,177,200 RSUs of the Corporation to certain senior officers and non-executive employees of the Corporation, and (iii) 229,573 deferred share units of the Corporation (“DSUs”) to its independent directors (collectively, the “Incentive Awards”), in accordance with the terms of the Corporation's omnibus equity incentive plan (“Omnibus Plan”). The Options are exercisable at a price of C$2.57 per Common Share (based on the closing price of the Common Shares on the TSXV as of the close of markets on May 12, 2025) and will expire on May 13, 2030. Vesting of the Options will occur in three equal parts on the following dates: May 13, 2026, May 13, 2027 and May 13, 2028, respectively. The RSUs will cliff vest on May 13, 2028. The DSUs will vest in accordance with the terms of the Omnibus Plan.

(7)
Grant of DSUs of the Corporation to Ms. Susan Craig, an independent director, as part of her appointment to the Corporation’s board of directors announced on June 16, 2025.

(8)
Represents an aggregate of 18,034 Options exercised between October 1, 2025 and January 26, 2026 to acquire an aggregate of 18,034 Common Shares at a weighted average exercise price of $2.88 under the Corporation’s equity incentive plan.

(9)
Common Shares issued for the settlement of deferred consideration as part of the third deferred payment installment in connection with the previously completed Tintic acquisition in May 2022.

(10)
In connection with the 2025 non-brokered private placement, the Corporation recorded an investment fee representing 4.0% of the gross proceeds for an amount of US$3.0 million ($4.1 million), which investment fee was settled by the issuance of 1,464,000 Common Shares.

(11)
Represents Common Shares issued in connection with the exercise of warrants with August 15, 2027 expiry date and US$2.56 exercise price.

(12)
Represents Common Shares issued in connection with the exercise of warrants with October 1, 2029 expiry date and US$3.00 exercise price.

(13)
Common Shares issued in connection with the Corporation’s employee share purchase plan from October 1, 2025, to January 26, 2026 (net of applicable withholding taxes).

(14)
Common Shares issued in connection with the Corporation’s settlement of 47,680 DSUs and 6,562 RSUs from October 1, 2025, to January 26, 2026 (net of applicable withholding taxes).

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Subject to the limitations and qualifications stated herein, the following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires, as beneficial owner, Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters, (ii) is not “affiliated” (within the meaning of the Tax Act) with the Corporation, the Underwriters or any subsequent purchaser of Offered Shares, and (iii) acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that is exempt from tax under the Tax Act; (vi) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement”, as those terms are defined in the Tax Act, with respect to the Offered Shares; (vii) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act or (viii) that is a corporation resident in Canada and is or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares pursuant to the Offering, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency
Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must generally be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.
Residents of Canada
The following section of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times (“Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act), held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.
Dividends
Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross up and dividend tax credit will be available to individuals (other than certain trusts) in respect of “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”.
Dividends received or deemed to be received on the Offered Shares by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
Dispositions of Offered Shares
Upon a disposition or a deemed disposition of an Offered Share (other than to the Corporation that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Residents of Canada — Capital Gains and Capital Losses”. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares (if any) held as capital property at that time by the Resident Holder.
Capital Gains and Capital Losses
Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares or shares substituted for such shares, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Refundable Tax
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined for the purposes of Part IV of the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income for the year.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders are advised to consult their personal tax advisors.
Minimum Tax
Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of the minimum tax.
Non-Residents of Canada
The following section of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are not, and are not deemed to be, resident in Canada; and (ii) do not use or hold (and are not deemed to use or hold) the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”).
Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation on Offered Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Canada-U.S. Treaty, is the beneficial holder of the dividends, and is fully entitled to benefits under the Canada-U.S. Treaty (a “U.S. Treaty Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Treaty Holder that is a company beneficially owning at least 10% of the Corporation’s voting shares). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the Canada-U.S. Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors.
Dispositions of Offered Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time of disposition, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI).
Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSXV and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of such Offered Shares, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of shares of the Corporation were owned by one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which persons referred to in (a) or (b) hold a membership interest (directly or indirectly through one or more partnerships); and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law, a right in such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.
Even if an Offered Share is “taxable Canadian property” to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Share by virtue of an applicable income tax treaty or convention (as such income tax treaty or convention may be modified by the application of the MLI).
A Non-Resident Holder’s capital gain (or capital loss) in respect of a disposition of Offered Shares that constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder (and is not exempt from tax under an applicable income tax treaty or convention, including as a result of the application of the MLI) will generally be computed in the manner described above under the subheading “Residents of Canada — Dispositions of Offered Shares” and “Residents of Canada — Capital Gains and Capital Losses”. Non-Resident Holders whose Offered Shares are or may be deemed to be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this offering.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Offered Shares pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.
No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of this Summary
Authorities
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations (whether final, temporary, or proposed) promulgated under the Code (“Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Offered Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:
•
a citizen or individual resident of the United States;

•
a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired the securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the Offered Shares.
Passive Foreign Investment Company Rules
If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Offered Shares.
In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.
We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.
For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Offered Shares.
No determination has been made as to whether the Corporation is a PFIC for its most recent taxable year or may be a PFIC for the current or future taxable years. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year, and as a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the Common Shares, which may fluctuate considerably. Fluctuations in the market price of the Common Shares may result in us being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, there can be no assurance regarding whether we currently are treated as a PFIC, or may be treated as a PFIC in the future. If we are classified as a PFIC in any year during which a U.S. Holder holds the Offered Shares, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether we continue to meet the PFIC income test or PFIC asset test discussed above.

Default PFIC Rules Under Section 1291 of the Code
If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.
A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).
Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the securities of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such securities (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the securities. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.
If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds the Offered Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Offered Shares were sold on the last day of the last tax year for which we were a PFIC.
QEF Election
A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such

QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.
The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.
A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.
A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. The Corporation intends to provide the information required by U.S. Holders to make and maintain a QEF Election for any tax year that the Corporation is a PFIC with respect to the Corporation, each PFIC Subsidiary controlled by the Corporation and any other PFIC Subsidiary which provides to the Corporation the required information regarding its ordinary earnings, net capital gain and distributions for such year (or such other information as is reasonably necessary for U.S. Holders to make and maintain a QEF Election with respect to such PFIC Subsidiary). However, if we do not provide the required information with regard to any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if such shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, such shares are expected to be marketable stock. There can be no assurance that the Common Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.
A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Offered Shares.
A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).
A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.
Other PFIC Rules
Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the Offered Shares are transferred.
If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.
Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.
In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and

how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Offered Shares.
General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Offered Shares
The following discussion describes the general rules applicable to the ownership and disposition of the Offered Shares, but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”
Distributions on the Offered Shares
A U.S. Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in such Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of the Offered Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to such Offered Shares will constitute ordinary dividend income. Dividends received on such Offered Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of the Offered Shares
Upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such Offered Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Additional Tax Considerations
Receipt of Foreign Currency
For U.S. federal income tax purposes, the amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of foreign currency received by a U.S. Holder on the sale, exchange or other taxable disposition of the Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each

U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Information Reporting; Backup Withholding Tax
Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition, of the Offered Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

ELIGIBILITY FOR INVESTMENT
In the opinion of Bennett Jones LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the current provisions of the Tax Act in force as of the date hereof and the Tax Proposals, subject to the provisions of any particular plan, the Offered Shares offered hereby, if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), a registered retirement income fund (an “RRIF”), a registered education savings plan (an “RESP”), a first home savings account (a “FHSA”), a registered disability savings plan (an “RDSP”), a deferred profit sharing plan or a tax-free savings account (a “TFSA”), provided that at such time, the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV and NYSE) or the Corporation qualifies as a “public corporation” other than a “mortgage investment corporation” for purposes of the Tax Act.
Notwithstanding the foregoing, if an Offered Share is a “prohibited investment” (as defined in the Tax Act) for a trust governed by an RRSP, RRIF, RESP, RDSP, FHSA or a TFSA, the annuitant under an RRSP or RRIF, the subscriber of an RESP or the holder of an RDSP, FHSA or a TFSA (as applicable) will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will generally not be a “prohibited investment” provided that such holder, subscriber or annuitant, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” in the Corporation (within the meaning of such prohibited investment rules in the Tax Act). In addition, the Offered Shares will not be a prohibited investment if they are “excluded property” for a trust governed by an RRSP, RRIF, RESP, RDSP, FHSA or a TFSA within the meaning of such prohibited investment rules in the Tax Act. Prospective investors who intend to acquire Offered Shares in an RRSP, RRIF, RESP, RDSP, FHSA or a TFSA should consult their own tax advisors as to whether the Offered Shares will be prohibited investments in their particular circumstances.
RISK FACTORS
An investment in the Offered Shares is subject to a number of risks, including those set forth in the Annual Information Form, and in the management’s discussion and analysis for the Corporation’s most recently completed financial year and in the Base Shelf Prospectus under “Risk Factors”. The occurrence of any of these risks could have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. In these circumstances, the market price of the Common Shares could decline, and you may lose all or part of your investment. These risks are not the only risks the Corporation faces; risks and uncertainties not currently known to the Corporation or that it currently deems to be immaterial may also materially and adversely affect the Corporation’s business, financial condition, results of operations and prospects. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. This Prospectus Supplement also contains forward-looking information and forward-looking statements that involve risks and uncertainties. The Corporation’s actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See “Cautionary Note Regarding Forward-Looking Information”. Prospective investors should carefully consider these risks in addition to information contained in this Prospectus Supplement and the information incorporated by reference herein, as well as the following risk factors, before purchasing Offered Shares:
An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment.
An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation. Investors should carefully consider the risk factors described below and under the heading “Risk Factors” in the Base Shelf Prospectus and the Annual Information Form.
The Corporation has only had negative cash flow from operations and will require additional financing for operating activities and to achieve its objectives.
To date, the Corporation has had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, it expects it will require additional working capital to fund operating activities. To the extent that the Corporation has negative cash flow in any future period, certain or all of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities. Accordingly, the Corporation expects its primary use of the net proceeds of the Offering and its other available cash will be to fund its operating activities. The Corporation expects that it will require additional financing to fund its operations to the point where, if achieved, it is generating positive cash flows. Continued negative cash flow may restrict the Corporation’s ability to pursue its business objectives. The Corporation has historically financed its working capital requirements primarily through equity and debt financings. While the Corporation has been successful in raising financing in the past, there is no assurance that it will be able to obtain additional financing or that such financing will be available on reasonable terms.
In addition, the Corporation’s continued development will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Corporation going out of business. Additional financing may not be available on favorable terms, or at all. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares or securities of other entities. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards for mining companies of similar size at a comparable stage of development. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.
The Corporation’s management has broad discretion in the use of proceeds of the Offering and there can be no assurance as to how the funds will be allocated.
The Corporation’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. Depending on various factors, the intended use of net proceeds from the Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The results and the effectiveness of the application of proceeds from the Offering are uncertain. The failure by the Corporation’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.
Investors may suffer dilution if the Corporation raises funds in the future through the sale of additional Common Shares or securities convertible into Common Shares in the future.
The Corporation may raise funds in the future through the sale of additional Common Shares or securities convertible into Common Shares. Any such issuances may dilute the interests of holders of Common Shares, including the Offered Shares, and may have a negative impact on the market price of the Common Shares, including the Offered Shares, and as well, any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, exercises of presently outstanding share options or warrants may also result in dilution to security holders. The Corporation’s articles permit the issuance of an unlimited number of Common Shares, and shareholders of the Corporation will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Furthermore, the Corporation may complete additional corporate and property acquisitions pursuant to which it may issue Common Shares or other equity as partial or full consideration for such acquisitions.
The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.
The market price of the Common Shares has in the past been, and may in the future be, subject to large fluctuations which may result in losses for investors. The factors which may contribute to market price fluctuations of the Common Shares include, but are not limited to, the following:

(a)
actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

(b)
regulatory and political changes affecting the Corporation’s industry generally and its business and operations;

(c)
recommendations by securities research analysts;

(d)
changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

(e)
addition or departure of the Corporation’s executive officers, directors and other key personnel;

(f)
operating and financial performance that vary from the expectations of management, securities analysts and investors;

(g)
announcements of developments and other material events by the Corporation;

(h)
fluctuations to the costs of materials and services;

(i)
changes in global financial markets, global economies, general market conditions, interest rates and volatility in the price of precious metals which may be impacted by a variety of factors;

(j)
natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism;

(k)
significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation;

(l)
operating and share price performance of other companies that investors deem comparable to the Corporation; and

(m)
news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of mining companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility continue, the Corporation’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.
The Corporation has not paid any dividends on the Common Shares and does not intend to pay any dividends for the foreseeable future.
The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying any dividends unless certain consents are obtained, and certain conditions are met. As a result, investors may not receive any return on an investment in the Offered Shares unless they sell their Offered Shares for a price greater than that which such investors paid for them.
Purchasers may not earn any positive return on their securities.
There is no guarantee that the Offered Shares will earn any positive return in the short term or long term. Purchasing Offered Shares is therefore speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Purchasing Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their holdings.

There is risk that we will be unable to advance the Cariboo Gold Project to production.
Substantial capital investments are necessary to complete the development of the Cariboo Gold Project. The Corporation has: (i) sustained operating losses since incorporation; (ii) finite financial resources; (iii) not earned any operating revenue; and (iv) no current source of sustained operating cash flow. The Corporation will need to raise additional funds to complete the development of the Cariboo Gold Project, including potentially needing to do so as a result of increased capital costs or decreased cash flows from production that may occur in the future as a result of risks described elsewhere in this Prospectus Supplement, the Base Shelf Prospectus and documents incorporated by reference herein and therein, as well as to conduct other exploration and development activities. The Corporation may seek to raise further funds through equity or debt financings. There is no assurance that additional funding will be available to the Corporation (or on commercially reasonable terms) for further exploration and development of the Cariboo Gold Project, or that the Corporation will ever be cash flow positive.
The successful development of the Cariboo Gold Project towards a final investment decision and, if at all, eventual commercial production is subject to a number of factors and risks, including the results of further studies, availability and performance of engineering and construction contractors and employees, mining contractors, suppliers and consultants, the receipt of required approvals and permits in connection with the further development and construction of the mining facilities, and the successful design, manufacture, delivery and construction of the mine, among others.
There can be no assurance that development of the Cariboo Gold Project will be completed when expected, or that it would reach a final investment decision or that a mine would ever be constructed at the Cariboo Gold Project, as expected or at all.
Investors may have difficulty in enforcing U.S. judgments against the Corporation.
The Corporation is incorporated under the federal laws of Canada and the majority of the Corporation’s directors and officers are not residents of the United States. Because all or a substantial portion of the Corporation’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.
Treatment of the Corporation as a passive foreign investment company under the U.S. Internal Revenue Code may negatively impact U.S. investors.
U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Corporation is classified as a PFIC for U.S. federal income tax purposes. The determination of whether the Corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Corporation’s income, expenses and assets from time to time and the nature of the activities performed by the Corporation’s officers and employees. Based on the composition of the Corporation’s income and the value of its assets as reported for financial statement purposes, the Corporation does not believe that it is classified as a PFIC for its taxable year ending December 31, 2025. However, the Corporation has not engaged in such an analysis applying U.S. federal income tax rules, which may vary from financial accounting rules. Although the Corporation does not expect to be a PFIC for the current year, the determination as to whether the Corporation is a PFIC for any given year depends on the composition of the Corporation’s income, expenses and assets for the entire year and, therefore, the Corporation cannot definitively ascertain whether it will be classified as a PFIC for the current taxable year. Prospective investors should carefully read the discussion under the heading “Certain U.S. Federal Income Tax Considerations” for more information and consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
ENFORCEABILITY OF CIVIL LIABILITIES
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. The following expert who has signed the consent required to be filed in connection with the filing of this Prospectus Supplement resides outside of Canada: Tessa Scott, who has appointed Osisko Development Corp. at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2 as their agent for service of process in Canada.
In addition, most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for any holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of the Corporation’s directors and officers and experts under the United States federal securities laws. The Corporation has been advised by its Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws. See “Risk Factors — Difficulty in enforcing U.S. judgments against the Corporation”.
The Corporation has filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System at 28 Liberty Street, New York, New York 1005, USA as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the Offering of Offered Shares under the Registration Statement.
LEGAL MATTERS
Certain Canadian legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP, and on behalf of the Underwriters by Cassels Brock & Blackwell LLP. As of the date of this Prospectus Supplement, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of Bennett Jones LLP, as a group, and of Cassels Brock & Blackwell LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the issued and outstanding Common Shares.
Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Locke LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent for the Corporation is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.
The independent registered public accounting firm for the Corporation is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Corporation within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).
INTERESTS OF EXPERTS
The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to the Corporation:
•
Mathieu Belisle, P.Eng.

•
Amanda Fitch, P.Eng.

•
Sebastien Guido, P.Eng.

•
Philip Clark, P.Eng.

•
Rob Griffith, P.Eng.

•
Katherine Mueller, P.Eng.

•
Nikolay Sidenko, P.Geo.

•
Eric Lecomte, P.Eng.

•
Carl Pelletier, P.Geo.

•
Tessa Scott, P.Geo.

•
A. J. MacDonald, P.Eng.

•
Jean-François Maillé, P.Eng.

•
Yapo Allé-Ando, P.Eng.

•
Rachel Sawyer, P.Eng.

•
Paul Gauthier, P.Eng.

•
Scott Smith, P.Geo.

Certain information of a scientific or technical nature contained in this Prospectus Supplement and in the documents incorporated by reference herein, was reviewed and approved by the persons listed above, who are “qualified persons” within the meaning of NI 43-101.
To the knowledge of the Corporation, as of the date hereof, each of the persons referenced above holds less than 1.0% of the outstanding securities of the Corporation or any associate or affiliate of the Corporation. None of the aforementioned persons or firms, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Scott Smith, who is the Vice President, Exploration of ODV.

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under the legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. Notwithstanding the foregoing, the delivery to purchasers of a prospectus supplement containing the omitted information is not required where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada, is available.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Osisko Development Corp., 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2, (514) 940-0685 and are also available electronically at www.sedarplus.ca.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and Secondary Offering December 23, 2025
OSISKO DEVELOPMENT CORP.
$750,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units
Osisko Development Corp. (“ODV” or the “Corporation”) may offer and sell from time to time the following securities: common shares in the capital of the Corporation (“Common Shares”), debt securities which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series (“Debt Securities”), warrants to purchase Common Shares and other Securities (as defined below) (“Warrants”), subscription receipts convertible to Common Shares or other Securities (“Subscription Receipts”), and units comprised of one or more of any of the other Securities or any combination of such Securities (“Units”), or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”) having an aggregate offering price of up to $750,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case
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may be), in one or more transactions during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective.
The Corporation will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Corporation may also offer and sell Securities under this Prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “Secondary Offering by Selling Securityholders”.
In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or subsidiary of the Corporation. The consideration of any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.
This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Corporation may offer and sell the Securities to or through underwriters purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to the Corporation and/or the Selling Securityholder and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.
This Prospectus may qualify an “at-the-market distribution”. The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by the Corporation or any Selling Securityholders. In connection with any underwritten offering of Securities other than an “at-the-market distribution” (as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”)), unless otherwise specified in the relevant Prospectus Supplement, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.
The Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and the New York Stock Exchange (the “NYSE”) under the symbol “ODV”. On December 22, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV and the NYSE was $5.07 and US$3.68 respectively. The 2026 Warrants (as defined herein) are listed and posted for trading on the TSXV under the symbol “ODV.WT.B”. The March 2027 Warrants (as defined herein) are listed and posted for trading on the TSXV under the symbol “ODV.WT.A”. The May 2027 Warrants (as defined herein)
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are listed and posted for trading on the TSXV under the symbol “ODV.WT.U”. The October 2029 Warrants (as defined herein) are listed and posted for trading on the TSXV under the symbol ODV.WT.V. On December 22, 2025, the last trading day prior to the date of this Prospectus, the closing price of the 2026 Warrants, March 2027 Warrants, the May 2027 Warrants and the October 2029 Warrants on the TSXV was $0.025, $0.12, US$0.33 and $1.55 respectively.
Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants, Subscription Receipts, and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.
THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Corporation is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this Prospectus have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States companies prepared under United States generally accepted accounting principles.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is existing under the federal laws of Canada, that most of its officers and directors are not residents of the United States, that some or all experts named herein are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. See “Enforceability of Civil Liabilities”.
Prospective investors should be aware that the acquisition, holding and disposition of the Securities may have tax consequences both in the United States and Canada. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion, if any, contained in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities, and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.
An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See “Cautionary Note Regarding Forward Looking Information” and “Risk Factors”.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.
No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Corporation’s business, financial condition, results of operations and prospects may have changed since such date.
The head and registered offices of ODV are located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

i

GENERAL MATTERS
Unless otherwise noted or the context indicates otherwise, the “Corporation” or “ODV” refer to Osisko Development Corp. and its wholly-owned subsidiaries. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation (www.osiskodev.com) shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.
This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to the Securities that the Corporation has filed with the SEC. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of C$750,000,000. This Prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under the U.S. Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Securities.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference herein contain or incorporate by reference “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian and United States securities laws (collectively referred to herein as “forward-looking information”) including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Corporation. Except for statements of historical fact relating to ODV, information contained herein constitutes forward-looking information, including any information related to the any offering under a Prospectus Supplement, and ODV’s strategy, plans or future financial or operating performance. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy and includes any guidance and forecasts appearing in this Prospectus, any Prospectus Supplement or in the documents incorporated by reference in this Prospectus (including, but not limited to, production guidance of the Corporation). In order to give such forward-looking information, the Corporation has made certain assumptions about the Corporation’s business, operations, the economy and the mining industry in general, including, among other things, inflationary pressures and interest rates on each of the foregoing. In this respect, the Corporation has assumed that exploration and development of the Corporation’s mineral properties will remain consistent with management’s expectations, contracted parties will provide goods and services on agreed timeframes, equipment works as anticipated, required regulatory approvals are received, no unusual geological or technical problems occur, no material adverse change in the price of precious metals occurs and no significant events occur outside of the Corporation’s normal course of business. No assurance can be given that the expectations in any forward-looking information will prove to be correct and, as such, the forward-looking information included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact.
Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information. These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, any impairment of assets on the Corporation’s balance sheet, anticipated exploration and development timelines, fluctuating metal prices, currency exchange rates, estimated ore grades, possible variations in ore grade or recovery rates, changes in accounting policies, changes in ODV’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, uncertainty of mineral reserve and mineral resource estimates, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, requirements for additional capital, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcomes of pending litigation and labour disputes, risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations, the receipt of all necessary regulatory approvals, as well as those risk factors discussed or referred to in this Prospectus, the documents incorporated by reference into this Prospectus and those described in a Prospectus Supplement relating to a specific offering of Securities. Although ODV has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding ODV’s expected financial and operational performance and ODV’s plans and objectives and may not be appropriate for other purposes.
All forward-looking information contained in this Prospectus, any Prospectus Supplement, and the documents incorporated by reference in this Prospectus, is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Corporation as at the date hereof or thereof. The Corporation undertakes no obligation to update or revise the forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read this entire Prospectus, and each applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Securities.
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Corporation uses certain non-IFRS performance measures in this Prospectus or in documents incorporated by reference in the Prospectus such as “working capital”, “all in sustaining costs per ounce”, “cash cost” and “free cash flow”.

Management believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and may not be comparable to similar non-IFRS measures employed by other companies. The data presented is intended to provide additional information to complement, and not replace, IFRS measures by providing further understanding of the Corporation’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Corporation’s financial statements incorporated by reference in the Prospectus.
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING THE USE OF
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
We are permitted under the MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. As a result, information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources has been prepared in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this Prospectus, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the mineral resource estimates under the standards adopted under the SEC Modernization Rules
CAUTIONARY NOTE TO U.S. INVESTORS
REGARDING PREPARATION OF FINANCIAL STATEMENTS AND FINANCIAL INFORMATION
As a Canadian company (and a “foreign private issuer” under U.S. securities laws), the Corporation prepares its financial statements in accordance with IFRS Accounting Standards as issued by the IASB. Consequently, all of the financial statements and financial information of the Corporation included or incorporated herein have been prepared in accordance with IFRS, which is materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
Investors should rely only on information contained in this Prospectus, each applicable Prospectus Supplement or any information incorporated by reference herein and therein. The Corporation has not authorized anyone to provide investors with different or additional information. If anyone provides the reader with different or additional information, the reader should not rely on it. The Corporation is not making an offer to sell the Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus, any Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in this Prospectus and any Prospectus Supplement(s) is accurate only as of the respective date of the document in which such information appears. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
CURRENCY PRESENTATION
Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. Unless otherwise indicated, all references to “$”,”C$” and “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On December 22, 2025, the daily average exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3748 (or C$1.00 = US$0.7274).
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Osisko Development Corp., Suite 300, 1100 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 2S2, (514) 940-0685, and are also available electronically under the Corporation’s issuer profile on SEDAR+ (www.sedarplus.ca). The Corporation’s reports and other information filed with or furnished to the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) website, at www.sec.gov. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR+, atwww.sedarplus.ca. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus.
The information incorporated by reference is considered part of this Prospectus, and information filed with securities commissions or similar authorities in Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents of the Corporation, filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual information form of the Corporation dated March 28, 2025 for the year ended December 31, 2024 (the “Annual Information Form”) (other than Schedule “C” and Schedule “D” of the Annual Information Form which are not being incorporated by reference in this Prospectus);

(b)
the audited annual financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023, together with the notes thereto, and the report of independent registered public accounting firm thereon (the “Annual Financial Statements”);

(c)
the management’s discussion and analysis of the Corporation for the three and twelve months ended December 31, 2024;

(d)
the unaudited condensed interim consolidated financial statements of the Corporation as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis on the operations and financial position of the Corporation as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024 (the “Interim MD&A”);

(f)
the management information circular of the Corporation dated March 26, 2025, in respect of the annual meeting of shareholders of the Corporation held on May 7, 2025;

(g)
a material change report dated July 31, 2025 in respect of the Appian Facility (as defined herein);

(h)
a material change report dated August 25, 2025 in respect of the August 2025 Offering (as defined herein); and

(i)
a material change report dated November 10, 2025 in respect of the October 2025 Offering (as defined herein).

Since the financial year end December 31, 2024 and the filing of the Annual Information Form, Annual Financial Statements and related management’s discussion and analysis, due to the recent developments relating to the Cariboo Project including receipt of permits and significant funds raised pursuant to the Appian Facility and the August 2025 Offering to finance the Cariboo Gold Project, the Corporation has determined that the Cariboo Gold Project is the only material property of the Corporation within the meaning of

NI 43-101 and the Tintic Project is no longer a material property of the Corporation within the meaning of NI 43-101. This determination was reflected in the Interim MD&A. As such, any references in the documents incorporated by reference into this Prospectus that describe the Tintic Project as a material property within the meaning of NI 43-101 are no longer accurate and shall be deemed to be superseded by the subsequent disclosure provided in the Interim MD&A, this Prospectus and any applicable Prospectus Supplement.
Any document of the type referred to in section 11.1 of Form 44-101F1 — Short Form Prospectus filed by the Corporation after the date of this Prospectus and all Prospectus Supplements (only in respect to the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in, and form an integral part of, this Prospectus.
In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, if and to the extent expressly provided in such reports, the Corporation may incorporate by reference into this Prospectus documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act. The documents of the Corporation filed with, or furnished to, the SEC are or will be made available through EDGAR at www.sec.gov.
Upon a new annual information form, new audited annual consolidated financial statements (and accompanying management’s discussion and analysis) being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and all unaudited interim consolidated financial statements (and in each case the accompanying management’s discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, all unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new unaudited interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.
In addition, certain marketing materials (as the term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed the U.S. Registration Statement relating to the Securities with the SEC. This Prospectus, which constitutes a part of the U.S. Registration Statement, does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Corporation and the Securities, reference is made to the U.S. Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the U.S. Registration Statement. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under the U.S. Registration Statement, the Corporation will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
The Corporation is subject to the informational requirements of the U.S. Exchange Act and the applicable Canadian requirements, and in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a “foreign private issuer” (under U.S. securities laws), the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are currently exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. The Corporation’s Canadian public disclosure is available on SEDAR+ and can be viewed at www.sedarplus.ca under the Corporation’s issuer profile. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus forms a part: (a) the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus; (b) the consent of the Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP; (c) the consent of each “qualified person” (for the purposes of NI 43-101) referred to in this Prospectus under the heading of “Interests of Experts”; (d) the consent of the Corporation’s Canadian counsel, Bennett Jones LLP; (d) the powers of attorney from directors and certain officers of the Corporation; and (e) the form of indenture for any Debt Securities issued under this Prospectus. A copy of the form of any warrant indenture or warrant agency agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the U.S. Exchange Act.

TECHNICAL INFORMATION
Except as otherwise indicated, all disclosure of a scientific or technical nature with respect to Cariboo gold project, an advanced stage gold exploration project located in the historic Wells-Barkerville mining camp, in the District of Wells, British Columbia (the “Cariboo Gold Project”) included in this Prospectus or the documents incorporated by reference in this Prospectus is supported by the technical report entitled “NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” dated June 11, 2025, with an effective date of April 25, 2025 (the “Cariboo Technical Report”), which was prepared for the Corporation by Mathieu Belisle, P.Eng., Amanda Fitch, P.Eng., Sebastien Guido, P.Eng., Philip Clark, P.Eng., Rob Griffith, P.Eng., Katherine Mueller, P.Eng., Nikolay Sidenko, P.Geo., Eric Lecomte, P.Eng., Carl Pelletier, P.Geo., Tessa Scott, P.Geo., A. J. MacDonald, P.Eng., Jean-François Maillé, P.Eng., Yapo Allé-Ando, P.Eng., Rachel Sawyer, P.Eng., Paul Gauthier, P.Eng.
Scientific and technical information relating to the Cariboo Gold Project, including disclosure of mineral reserves and mineral resources, contained in this Prospectus or in any of the documents incorporated by reference in this Prospectus, is based on information contained in the Cariboo Technical Report, which has been prepared in accordance with the requirements of NI 43-101, and any other scientific or technical information in respect of the Cariboo Gold Project that has been prepared by or under the supervision of “qualified persons” (as such term is defined in NI 43-101, the “QPs”) and included in this Prospectus with the consent of such persons.
Reference should be made to the full text of the Cariboo Technical Report, which is available on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile, and on EDGAR (www.sec.gov) under the Corporation’s profile.
Property Description and Ownership
The Cariboo Gold Project is in the historic Wells-Barkerville mining camp of British Columbia (“BC”) that extends for approximately 60 kilometres (“km”) from northwest to southeast.
The Cariboo Gold Project falls within the Cariboo Regional District (“CRD”), a division of the local government system in BC. The main towns in the Cariboo Gold Project area are the District of Wells and Barkerville Historic Town & Park. The District of Wells is situated 74 km east of Quesnel, approximately 115 km southeast of Prince George, and approximately 500 km north of Vancouver.
ODV’s land holdings consist of 384 mineral titles totalling 142,885.12 hectares (“ha”) in one contiguous property block known as the Cariboo Main Block. The land holdings are registered in the names of Barkerville Gold Mines Ltd. (“BGM”) and will be referred to as such throughout this summary of the Cariboo Technical Report. These mineral titles include mineral claims, mineral leases, placer claims, and placer leases.
BGM holds 100% of interest in 62 Cariboo Main Block placer titles and the mineral lease #1105995. BGM also holds 100% of interest in 366 of the 384 Cariboo Main Block mineral and placer claims and placer leases. A total of 17 mineral claims are jointly owned with other companies and individuals: BGM holds 97.5% of interest in six mineral claims, 85% of interest in two mineral claims, and 50% of interest in the other nine mineral claims.

A map showing mineral title distribution and ownership is presented below:
MINERAL TITLE AND OWNERSHIP MAP FOR THE CARIBOO GOLD PROJECT
The Cariboo Gold Project also contains 546 private land parcels from Crown-granted mineral claims (3,330.20 ha) that overlap many of the mineral titles where BGM is the registered owner on the title of the surface and/or undersurface rights to the parcels. A net smelter return (“NSR”) royalty of 5% payable to OR Royalties Inc. (formerly Osisko Gold Royalties Ltd) (“OR Royalties”) is the only royalty that applies to the mineral resource area Cariboo Gold Project.
For a summary of permitting and regulatory approvals required on the Cariboo Gold Project, please refer the section “Environmental and Permitting” below.
Accessibility, Climate and Infrastructure
The Project is located in Wells, BC, approximately 74 km east of the City of Quesnel and 120 km southeast of the City of Prince George. The Project is accessible via paved Highway 26, which branches off Provincial Highway 97 at Quesnel. An extensive network of gravel roads provides access throughout the area of the Project, including roads maintained by the BC Forest Service and old mine exploration roads and trails. These roads are also used as part of an extensive winter snowmobile trail system. ODV’s Project offices and related facilities are in the town of Wells.
The Project is located within the CRD of BC, with the closest major city being Quesnel acting as the primary supply and service centre for natural resource industries and has the closest regional hospital. Within 120 km are located the main regional cities of Williams Lake and Prince George, which together have a population of over 100,000, including skilled mining and industrial workers.
The Project has access to sufficient power and water to support a mining operation. Canadian National Railway provides rail access from Quesnel to the Port of Vancouver.
ODV has sufficient surface rights in the Project area for mineral exploration and development operations. These rights are generally conveyed by ODV’s Crown-granted mineral claims or by specific permits, such as those related to tailings and waste disposal areas, or water and timber use, and the mineral lease that was applied for November 29, 2021 and was granted on July 13, 2023.
Currently, local resources include single-phase 7.2 kilovolt (“kV”) power, potable water from the District of Wells public works (supplying roughly 985,000 litres (“L”) per day to the town), local sewage treatment, waste disposal sites, and high-speed internet and telecommunication services, including a communication tower maintained by Telus and radio repeater stations maintained by ODV for use by company personnel and site contractors. The Project infrastructure includes a planned upgrade to the potable water supply and the construction of a Transmission Line, connecting to the Barlow Creek Substation and terminating at the Mine Site Complex (“MSC”) in Wells.
ODV holds seven water licences: one for Willow River, three at the QR Mill, one at the Ballarat temporary work camp, one unused licence on Island Mountain, and one for a well at the geological compound and field offices at Lowhee Creek. The climate allows for year-round mining operations, and there is enough readily available water to conduct diamond drilling.
The Cariboo Region experiences a dry continental climate due to the coastal mountains influencing the westerly flow of winds and moisture coming from the Pacific Ocean. The climate at the site is characterized by relatively cold winters and mild summers. The annual precipitation is moderate and there is comparatively little variation over the year in monthly precipitation. The Project can operate 365 days a year. The mean 24-hour temperature at Wells-Barkerville at an elevation of approximately 1,256 m (4,121 ft) is -9.2 °C in January and 12.3 °C in July.
History
The Cariboo Gold Project is situated within the Cariboo Gold Belt, a producer of gold that has had a history of mining dating from the Cariboo gold rush in the 1860’s. The Project area contains several historical mines, including the Cariboo Gold Quartz Mine, Aurum Mine/Island Mountain Mine, and Mosquito Creek Mine.
The extensive history of the district’s placer gold deposits will not be discussed as it is not relevant to the Cariboo Technical Report other than to comment that the gold rush was the largest in Canadian history, drew a large number of people to the area, which eventually led to the discovery of hard rock gold deposits in the area.
Historical mineral resource estimates are superseded by the 2025 Feasibility Study Mineral Resource Estimate (“2025 FS MRE”) reported in the Cariboo Technical Report.
Historical Mines
Cariboo Gold Quartz Mine
Fred Wells purchased the Rainbow claim group from A.W. Sanders and formed Cariboo Gold Quartz Mining Company Ltd. (“Cariboo Gold Quartz Mining”) in 1927. The Cariboo Gold Quartz Mining operated from 1927 to 1959 at Cow Mountain.
In 1959, in its 33rd Annual Report, Cariboo Gold Quartz Mining reported historical reserves scattered in 51 remnants through 13 levels and across a distance of 10,500 feet (“ft”) (3,200 meters (“m”)).
The Cariboo Gold Quartz Mill continued processing mineralized material from the Aurum Mine on Island Mountain until March 1967. During the period between 1933 and 1967, a total of 1,951,944 metric tonnes of mineralized material was mined, yielding 863,307 ounces (“oz”) of gold and 91,652 oz of silver (MINFILE number 093H 019). The average recovery during that period was 95.3%.
Island Mountain Mine (Aurum Mine)
In 1925, C.J. Seymour Baker acquired the original five Crown-granted mineral claims (later known as the Aurum Group) (the “Aurum Group”), at which he worked until 1932. In 1932, Newmont Mining Corporation (“Newmont”) acquired the Aurum Group and eight adjacent claims to form Island Mountain Mines Company Ltd.

Under Newmont’s ownership, production from the mine was 699,536 tonnes from which 333,705 oz of gold and 48,130 oz of silver were recovered (MINFILE number 093H 006). The mill also recovered 531 lbs of zinc and 134 lbs of lead.
Cariboo Gold Quartz Mining purchased the mine and equipment from Newmont in 1954 for a sum of $305,000. Underground workings extending northwest from the Island Mountain Mine into the Mosquito Group are formally known as the Aurum Mine.
Mosquito Creek Mine
Andrew H. Jukes, of Calgary, acquired the Mosquito Creek claim group and formed Mosquito Creek Gold Mining Company Ltd. (“Mosquito Creek Gold”) in 1971 to explore the ground above the Aurum Mine. Surface exploration drilling and underground development from 1971 to 1975 were financed by a joint venture agreement with the Home Oil Company Ltd. of Calgary (the “Home Oil Company”). They conducted an extensive surface and underground exploration and development program on the property. In 1975, Mosquito Creek Gold purchased all of Home Oil Company’s interest in the property. Subsequently, Peregrine Petroleum Ltd. (“Peregrine”) entered into a joint venture agreement with Mosquito Creek Gold, whereby it ultimately earned a 50% working interest in the property.
A total of 27,384 oz of gold were recovered from 86,248 tonnes of mostly pyrite-type mineralization milled during the main production period (1980 to 1983). The operation failed due to low initial reserves and a low discovery rate of new resources. The latter was the result of insufficient development at depth and northwest of the Mosquito Fault.
In 1984, Hudson Bay Mining and Smelting Co. Ltd. (“Hudson Bay”) optioned the property but dropped it after earning a 10% interest. Hudson Bay sold its interest back to Mosquito Creek Gold and Peregrine sold its 50% interest to Mosquito Creek Gold.
In 1986, the property was optioned by Hecla Mining Company of Canada Ltd. who conducted underground exploration work and then dropped their interest in the company.
Mining operations were intermittent until 1987 when Mosquito Creek Gold became Mosquito Consolidated Gold Mines Ltd (“Mosquito Consolidated Gold”). After the gold price dropped, and new ore became hard to find, the mine closed in 1987. During the period between 1980 and 1987, a total of 92,826 t of mineralized material were mined from which 35,054 oz of gold and 9,750 oz of silver were recovered (MINFILE number 093H 010).
In 1988, Lyon Lake Mines Ltd optioned the property and earned a 50% interest after performing underground exploration.
Surface Work Programs
Cariboo Gold Quartz Mining Company Ltd (1968)
In 1968, Dolmage Campbell and Associates Ltd carried out 5 km of bulldozer trenching on behalf of Cariboo Gold Quartz Mining.
A total of seventeen (17) trenches approximately 2 metres to 2.5 metres deep were excavated across the Baker-Rainbow contact over a strike length of 1.6 km on Island Mountain. Pyritic mineralization, 6 metres long by 1 metres wide, was discovered in Trench J.
Wharf Resources Ltd (1980 – 1981)
In 1972, Cariboo Gold Quartz Mining amalgamated with Coseka Resources Ltd (“Coseka Resources”) to form a company with the name of the latter. In April 1973, Wharf Resources Ltd (formerly Plateau Metals and Industries) amalgamated with French Exploration Ltd (a wholly-owned subsidiary of Coseka Resources) (“Wharf Resources”). Wharf Resources carried out surface drilling programs in 1980 and 1981 to search for near-surface mineralization on the Cariboo and Island Mountain claim groups. A total of 7,010 metres of percussion drilling and 1,219 metres of diamond drilling were completed in 1980 and 1981.

Blackberry Gold Resources Inc. (1988)
In 1987, Blackberry Gold Resources Inc. completed several work programs on the ARCH 1-4 claim group located on Cow and Richfield mountains. The objective of the work was to discover gold mineralization associated with the system of north-striking fault structures. Very low frequency electromagnetic geophysical surveys were used to define conductors inferred to be the strike extension of major faults on the Cariboo Group of Crown-granted mineral claims. Four strong conductive trends were tested along six fences of percussion drill holes for a total of 2,424 metres of drilled in 79 holes. This was followed by 2,465 metres of diamond drilling in 19 holes.
Pan Orvana Resources Inc. (1989 – 1991)
On July 12, 1985, Mosquito Creek Gold purchased the Cariboo and Island Mountain claim groups from Wharf Resources, Pan Orvana Resources Ltd (“Pan Orvana”) signed the Cariboo Gold Option Agreement on May 20, 1988, obtaining the right to earn a 50% interest in the Cariboo Group, but terminated the agreement in 1991 without exercising the option. Pan Orvana excavated 20 surface trenches, drilled four holes and conducted ground geophysical surveys, geochemical sampling programs and geological mapping.
Gold City Mining Corp. (1994 – 1995)
In 1994 and 1995, Gold City Mining Corp. (“Gold City Mining”) assembled a large land position consisting of 13,000 ha of mineral titles between Mount Tom and the Cariboo Hudson Mine to form the Welbar Gold Project.
Doing so involved seven option agreements, including one that covered the Mosquito Creek, Island Mountain and Cariboo claim groups. The latter was subject to the Cariboo Option Agreement between Mosquito Consolidated Gold and International Wayside Gold Mines Ltd. (“IWGM”). Intera Information Technologies Corp. flew a synthetic aperture radar survey in July 1995. DIGHEM I Power completed a regional airborne radiometric- Mag-EM survey of 1,280 line-kilometres, as well as trenching and diamond drilling on some of their properties, including one drill hole on the Mosquito Creek Group.
From October 1 to November 30, 1995, Gold City Mining conducted a 13-hole (1,865 metres) diamond drilling program on the Cariboo-Hudson Property. Gold City Mining optioned the Cariboo-Hudson Property from Cathedral Gold Corp. in 1994. In November 1995, Gold City Mining sunk four diamond drill holes (560 metres) on the Williams Creek Property. That same month, Gold City Mining drilled two holes (390 metres) on the Island Mountain Property.
International Wayside Gold Mines Ltd
1999 – 2014
From 1999 to 2014, IWGM drilled 66 holes totaling 8,602 metres in surface diamond drilling on the Island Mountain Project.
1995 – 2009
1995 – 1999 Work Programs
IWGM worked the Cariboo Gold Project area continuously from May 1, 1995. Most of the work was carried out on the main mine trend, either from the surface or underground from the 1,200-level adit. In 1998 and 1999, a secondary target, the BC Vein, was explored over a strike length of 384 metres by 31 surface drill holes totaling 2,245.2 metres.
In the summer of 1997, IWGM carried out a geochemical and prospecting program to find new mineralized showings and generate targets for further exploration. The geochemical surveys yielded 1,079 soil samples, 59 stream sediment samples and 121 rock samples.
Between 1995 and 1999, IWGM’s drilled 104 holes totaling 7,349.4 metres in surface diamond drilling, 17 holes totaling 654.1 metres in underground diamond drilling and 135 holes totaling 5,739.9 metres in underground percussion drilling over the Rainbow, Pinkerton, Sanders, Butts and BC Vein zones.

2000 – 2009 Work Programs
IWGM carried out extensive work from 2000 to 2009. During this period, IWGM drilled 336 holes totaling 49,121.5 metres in surface diamond drilling and 76 holes totaling 6,177.4 metres in underground diamond drilling over the Bonanza Ledge zone.
Barkerville Gold Mines Ltd.
2010 – 2014
From 2010 to 2014, BGM engaged in surface diamond drilling on the Cariboo Gold Project and drilled a total of 318 holes (73,700.1 metres).
2015 – 2022
BGM as it operated from 2015 – 2022, will be referred to as ODV. Current ODV management has been in place since 2015 and on November 21, 2019, OR Royalties acquired the Cariboo Gold Project through the acquisition of BGM. The Cariboo Gold Project was part of the OR Royalties contributed assets that created ODV on November 25, 2020.
During 2015, ODV milled 11,275 tonnes of Bonanza Ledge mineralized material at an average head grade of 10.14 g/t Au, a recovery rate of 94%, and an average net operating cost of $877/oz. Based on the results as of February 28, 2015, management decided to cease production and place Bonanza Ledge under care and maintenance.
In 2016, ODV mandated InnovExplo Inc. to complete a NI 43-101 technical report (the “2017 MRE”) for the Barkerville Mountain deposit. GEOVIA GEMS was used for modelling purposes and the estimation approach, which consisted of 3D block modelling and the ordinary kriging interpolation method. The close-out date of the database was July 18, 2016, and the effective date of the 2017 MRE was March 21, 2017.
In 2017, ODV mandated InnovExplo to update the 2017 MRE and perform a review and validation of the maiden mineral resource estimate (“MRE”) for the Cow Mountain and Island Mountain deposits combined. The close-out date of the database was December 31, 2017, and the effective date for the 2018 MRE was May 2, 2018 (the “2018 MRE”). Test Mining at Bonanza Ledge was completed in December 2018. The objective was to gain technical information and train personnel to aid in future studies, permitting, and future mining. A total of 1,900 m of development took place at the Bonanza Ledge Mine in 2018. Approximately 120,000 t of mineralized material was extracted and processed at an average grade of 5.94 g/t Au. Bonanza Ledge Mine was placed on care and maintenance in December 2018.
In 2019, ODV mandated InnovExplo to review, validate and update the 2018 MRE. Based on the mineral resource estimate completed in 2019, ODV mandated BBA Engineering Ltd. to prepare a technical report and preliminary economic assessment for the Cariboo Gold Project (the “Cariboo 2019 PEA”). The effective date of the Cariboo 2019 PEA was August 18, 2019. The Cariboo 2019 PEA provided a base case assessment for developing the Cariboo Gold Project as a 4,000 tonnes per day (“tpd”) underground mine, with a concentrator located at the Mine Site at Wells and further processing at the QR Mill. The mine life was estimated to be 11 years.
In 2020, ODV mandated InnovExplo to complete an NI 43-101 technical report to present an updated MRE and geological model (the “2020 MRE”) for the Cariboo Gold Project. In 2022, a PEA was completed for the Cariboo Gold Project (the “2022 PEA”). The effective date of the 2022 MRE update was May 17, 2022.
In 2023, a feasibility study was completed for the Cariboo Gold Project: ODV mandated BBA Engineering Ltd (“BBA”) to prepare a technical report and feasibility study for the Cariboo Gold Project. It encompassed updated resources of Cow Mountain (Cow Zone and Valley Zone), Island Mountain (Shaft Zone and Mosquito Zone), and Barkerville Mountain (Lowhee Zone). The effective date of the 2022 MRE update was May 17, 2022.
The Bonanza Ledge Mine resumed development in mid — 2019 and in 2020, 3,268 tonnes of mineralized material was extracted at an average grade of 2.58 g/t Au. In 2020, the underground focus was the development of drifts to access the BC Vein. In 2021, 98,786 tonnes of mineralized material was extracted at an average grade of 4.48 g/t Au (as of December 31, 2021). In 2022, 170,652 tonnes of mineralized material was extracted at an average grade of 5.16 g/t Au. Development of a new portal to access and develop a bulk sample at the Cow Mountain portion of the mineral resource was completed in December 2021. The Bonanza Ledge Mine was placed on care and maintenance again in June 2022.
Regional Mineral Claims of the Cariboo Gold Project
Parts of the regional mineral claims of the Cariboo Gold Project have a very long history of exploration and development dating back to the late 1800’s. It is beyond the scope and technical requirements of the Cariboo Technical Report to review all the historical information. Work History provides a complete list of references for all available records relating to historic work on the regional mineral claims of the Project by previous owners for the period 1949 to 2024.
Geology and Mineralization
The Cariboo Gold Project lies within the Kootenay Terrane of the Omineca Tectonic Belt in the south-central Canadian Cordillera. The Omineca rocks were complexly deformed by Middle Jurassic to Early Tertiary compressional tectonics, and by Tertiary transtension and extension. The Kootenay Terrane in the vicinity of the Cariboo Gold Project is subdivided into the eastern Cariboo and western Barkerville subterranes. The Cariboo Subterrane is juxtaposed on the Barkerville Subterrane by the east-dipping Pleasant Valley Thrust.
The Snowshoe Group, central to the Barkerville Subterrane, hosts the Cariboo Gold Project. The Barkerville and Cariboo Subterranes comprise metamorphosed equivalents of continent-derived siliciclastic protoliths with interlayered marble units and granitic orthogneiss. The subterranes are pericratonic in character and are thought to have formed near the current western margin of Laurentia. Various authors suggest that both Barkerville and Cariboo Subterranes share the same tectostratigraphic position and depositional environment.
The principal gold-producing areas in the Barkerville Subterrane are hosted in rocks metamorphosed to lower-greenschist facies (sub-biotite isograd); amphibolite-facies rocks are locally found on the Cariboo Gold Project but are not associated with any significant mineralization. The S1 and S2 fabrics are defined by phyllosilicate minerals (sericite and chlorite); they generally define foliation suggesting that peak metamorphic temperature coincided with the formation of cleavage.
Lode-gold mineralization in the Wells-Barkerville mining camp (Cariboo Gold District) shares many characteristics with an orogenic gold deposit model. Gold mineralization is associated with orogenic silica-carbonate-sericite-pyrite stable fluids moving along secondary permeability controlled by metamorphic fabrics, vein arrays, faults, lithologic contacts, and rheological contrasts. Deposit types on the Cariboo Gold Project consist of vein and replacement-type mineralization grouped into five inter-related styles:
1.
Fault-fill breccia veins subparallel to foliation (S1), hosted in carbonaceous mudstone;

2.
Vertical northeast-trending extensional veins dominantly hosted in sandstone units in S3 cleavages;

3.
Fractured moderately dipping east-northeast-trending shear veins, hosted in sandstone units;

4.
Gold bearing sulphide replacements hosted in fold hinges of calcareous sandstone units; and

5.
Gold-bearing sulphide replacement mineralization hosted in fault-bounded calcareous siltstone units.

Deposit Types
The Cariboo Gold Project shares many characteristics with an orogenic gold deposit model. This class of deposit is typified by deformed and metamorphosed mid-crustal blocks and major structures, inherent products of orogenesis. Orogenic gold deposits span the entire breadth of the province of BC, occurring predominantly within two main trends. The westerly trend is associated with accreted pericratonic terranes linked to Late Cretaceous to Paleocene movement on crustal-scale dextral strike-slip fault systems along the western margin of the Stikine terrane, and eastern Coast Belt. The easterly trend is crudely cospatial with the Jurassic to Cretaceous accretion of the Intermontane terranes and autochthonous strata of the ancestral North American. Orogenic deposits have significant economic importance, as they are known to host auriferous mineralization as high-grade vein deposits and low-grade bulk-tonnage lode deposits, and are intimately linked with substantial placer accumulations.
Most orogenic gold deposits in metamorphic terranes, such as the Barkerville terrane, are found adjacent to first-order, deep-crustal fault zones, which show complex structural histories and may extend along strike for hundreds of kilometres with widths of as much as a few thousand metres. Most orogenic gold deposits occur in greenschist facies rocks, but significant orebodies can be present in both lower and higher-grade rocks. Hydrothermal fluids are generated from metamorphic dehydration reactions along deepcrustal fault zones, driven by episodes of major pressure fluctuations during seismic events. Gold mineralization is associated with orogenic silica-carbonate-sericite-pyrite stable fluids moving along secondary permeability controlled by metamorphic fabrics, vein arrays, faults, lithologic contacts, and rheological contrasts. Gold deposits form as simple to complex networks of gold-bearing, laminated quartz-carbonate shear veins along second and third-order faults, particularly at jogs or changes in strike along major deformation zones.
Mineralization styles vary from stockworks and breccias in shallow, brittle regimes, through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile crustal regions, to replacement- and disseminated-type orebodies in deeper, ductile environments. Mineralization is syn- to late-deformation and typically post-peak metamorphism, and commonly associated with silica-carbonate-sericite-pyrite alteration. Gold is largely confined to the quartz-carbonate vein network, but may also be present in significant amounts within iron-rich sulphidized wall-rock selvages, or within silicified and sulphide-rich replacement zones. One of the key structural factors for gold mineralization emplacement is often a late strike-slip movement event that reactivates earlier-formed structures within the developing orogen.
Inter-related vein systems are the principal source of gold and silver within the Barkerville trend and are a key fluid pathway for sulphide mineralization. Axial planar quartz veins represent the dominant vein system hosting gold-and-silver-rich sulphide mineralization in the Cariboo Gold Project’s most well-developed deposits and regional prospects, namely the Mosquito Creek, Shaft, Valley, Cow Mountain, Lowhee, and KL Zone deposits.
Veins range in width from millimetres to several metres and are termed vein corridors when concentrated in zones that are 2 m in width or greater in thickness. Vein corridors are planar structures, typified as steeply dipping, striking N020 – N050, extending 100 – 700 m downdip and extending 100 – 300 m along strike. The principal aims of exploration and infill drilling programs involve testing the extent and concentrations of axial planar (“AXPL”) vein corridor deposits, with targeting based in part on proximity to identifiable large-scale F3 hinge zones.
Replacement-style gold mineralization contains the highest and most consistent gold grades at the Project and was the main target for the historic underground of Mosquito Creek Mine on Island Mountain. Occasional elevated silver grades are also observed within replacement sulphide bodies at Cariboo. Semi-massive replacement style mineralization observed at the historically mined Bonanza Ledge is fault-bounded in the footwall of the BC Vein shear. The replacement deposits at Island Mountain and Mosquito Creek are thought to be structurally controlled in the hinges of F2 folds. These rod-like structures, parallel to the axes of the F2 fold, act as conduits for hydrothermal fluids that react with the pH buffered calcareous sediments. This reaction simultaneously creates pore space and precipitates gold-rich sulphides.
Shear zone deposits are typified by the BC Vein deposit that was mined on Barkerville Mountain from 2019 to 2022. These shear zones are commonly found within the Barkerville Trend and can be spatially associated with vein deposits. These steep, orogen-parallel faults and damage zones can act as fluid pathways for crustal fluids. The BC Vein is a poly-deformed, steeply-dipping, and S1 strike-parallel shear zone of unknown relative offset. The structure is internally characterized by strongly carbonaceous to graphitic siltstone fault breccia, discontinuous pods of brecciated milky white quartz and later stage grey quartz that has, in places, annealed the breccia matrix. Fine-grained pyrite and gold are associated with the annealing late-stage grey quartz.
The Wells Shear is interpreted as the offset Cow Mountain equivalent of BC Vein owing to its similar strike, deformational style, and position within tectonostratigraphic sequence. The BC Vein-Wells Shear structure is highly variable in thickness both along strike and down dip. The close geographic association between this structure and the locations of highest density axial planar veining as well as the highest gold grades in both soil and rock geochemical assays is taken to reflect its importance as a fluid pathway at the time of mineralization.
The Proserpine Shear is a poly-deformed, steeply-dipping, and S1 strike-parallel shear zone. The Proserpine Shear structure is internally characterized by strongly carbonaceous to graphitic siltstone fault breccia, discontinuous pods of brecciated milky white quartz and later stage grey quartz that has, in places, annealed the breccia matrix. Fine-grained pyrite and gold are associated with the annealing late-stage grey quartz.
Exploration
ODV’s exploration team executed a systematic methodology to the exploration program on the Cariboo Gold Project. The program included geological mapping, channel, soil, underground sampling, and diamond drilling.
The exploration team has continued its geological mapping across the Cariboo Gold Project’s area to identify lithologic contacts, define alterations and geochemical signatures, record micro- and macro-scale structural data, and to collect select rock samples. The targeted deposit types within the Cariboo Gold Project are structurally and/or geochemically controlled, thus the mapping data continues to play a vital role in refining the geologic model of the area and defining mineralized zones.
2015 – 2019 Geochemical and Mapping Programs
From 2015 to 2019, ODV executed a systematic approach with surface mapping and geochemical sampling. From 2015 to 2017, sampling efforts specifically targeted the Barkerville Trend, a major deep-seated shear that trends 60 km northwest-southeast through the centre of the Cariboo Gold Project area. In 2018 and 2019, the focus shifted to the northwest and southeast extensions of known mineralization around the Wells area within the Barkerville Trend. Further exploration was conducted along the parallel Lightning Creek Trend.
2016 Magnetic and VTEM Survey Program
In 2016, a helicopter-borne Magnetic and VTEM Survey was conducted by Geotech Ltd. over ODV’s Cariboo Gold Project. The survey was flown in southwest to northeast lines spaced 200 m apart. A total of 7,024 line-km of data was acquired. The data was corrected against a base station. The program resulted in 1,308 km2 of geophysical data that confirmed a northwest-southeast VTEM anomaly associated with magnetic anomalies.
2020 Geochemical and Mapping Programs
Geological surface mapping took place on the Burns Mountain prospect from June 22 to August 4, 2020. Geochemical surveying coincided with mapping on the Yanks Peak prospect from August 18 to September 10, 2020. The geochemical survey then moved to Burns Mountain from September 10 to 29, 2020. The objective at Yanks Peak prospect was designed to expand upon the results derived from the 2017 and 2018 geochemical survey completed by ODV. The grid at the Burns Mountain prospect was designed to infill a gap in the geochemical grid and expand to the south of Lightning Creek to Chisholm Creek.
The 2020 geochemical sampling program was designed to primarily test for soil geochemical signatures in an area known to host several mineral occurrences which lay within a quartzite dominant lithology. A secondary objective was to collect stratigraphic and structural geologic information with emphasis on structural control and the structural relation to mineralization on the properties. A total of 429 soil samples and seven rock samples were collected on the Burns Mountain prospect; 1,187 soil samples and 56 rock samples were collected on the Yanks Peak prospect in 2020.
The principal objectives of the 2020 mapping program were to refine the understanding of local stratigraphy and structure, with emphasis on the structural controls on mineralization. Additionally, another goal of the program was to delineate highly prospective target areas for future brownfields exploration and provide recommendations for targeting methodology. The program consisted of detailed geologic mapping at a 1:2000 scale at the Burns Mountain, Yanks Peak and Cunningham Creek prospects. A total of 43 rock samples were collected at the Burns Mountain prospect, 12 rock samples at the Cunningham Creek prospect and 42 rock samples at the Yanks Peak prospect. The 2020 program collected an additional 3,060 structural measurements at 905-point locations on the Burns Mountain prospect, 1,036 structural measurements at 341-point locations on the Cunningham Creek prospect, and 2,318 structural measurements at 706-point locations on Yanks Peak prospect. The anomalous gold-in-soil values along with the data gleaned from the geologic mapping program on these prospects indicated stratigraphy and veining similar to those which are gold-bearing in the Wells-Barkerville area.
2021 Geochemical and Mapping Programs
Geological surface mapping took place on the Burns Mountain prospect from June 1 to July 25, 2021, and September 18 to October 3, 2021, and on the Cunningham Creek prospect from August 12 to October 21, 2021. The geochemical survey took place on the Burns Mountain, Cow Mountain, and Mount Agnes prospects from June 26 to July 21, 2021 and July 25 to August 31, 2021.
The primary objective of the 2021 Soil program was to connect the Burns Mountain and Yanks Peak soil sampling grids along the Lightning Creek Trend. A secondary objective was to begin closing the gap in the soil data between Cow Mountain and Burns Prospects, following up on anomalies seen in the eastern portion of Burns Mountain and western portion of Cow Mountain. In total, 651 soil samples were collected on the Burns Mountain prospect, 682 on the Mount Agnes prospect and 20 on the Cow Mountain prospect areas. In addition, in 2021, the geochemical sampling team collected a total of eight rock samples on the Mount Agnes prospect and eight on the Burns Mountain prospect. The 2021 Geologic mapping programs principal aims were to delineate and provide detailed exploration strategies for greenfield-brownfield exploration targets within both Burns Mountain and Cunningham Creek prospects. The focus of the mapping efforts in the Burns Mountain area was on Mount Nelson and Oregon Gulch. The efforts on Mount Nelson were in following up on geochemical anomalies found in previous years’ soil programs. Oregon Gulch has many historic showings that suggest mineralization in a style comparable to what ODV is targeting. On the Cunningham Creek prospect mapping was focused on the historic Cariboo-Hudson Mine and along the trend of it. Detailed geologic mapping was conducted at a 1:2000 scale. A total of 244 rock samples were collected on Burns Mountain, eight rock samples on Mount Agnes, and 97 rock samples on the Cunningham Creek prospects. The 2021 mapping team collected an additional 3,509 structural measurements at 844-point locations on the Burns Mountain prospect, and 1,390 structural measurements at 407-point locations on the Cunningham Creek prospect. These results are summarized in Table 9-3. The anomalous gold-in-soil values along with the data collected from the geologic mapping program on both prospects indicated stratigraphy and veining similar to those which are gold-bearing in the Wells-Barkerville area. Exploratory drilling in this area is recommended in the future to test the area’s viability.
2024 Underground Development Program
The objective of the 2024 underground development program was to access the mineralization at the Lowhee deposit for the eventual extraction and analysis of a 10,000-t bulk sample, which was permitted in 2021 under a mineral exploration (“MX”) permit MX-4-561.
The Cow portal construction was completed in Q4 2021. During Q1 2024, the Corporation commenced development of the underground ramp from the existing Cow portal into the Project’s mineral deposit at the Lowhee Zone. JDS Energy and Mining Inc. were contracted for the construction of the Cow portal and the subsequent development of the ramp access and the Lowhee bulk sample.
All 1,172 m of linear development to reach the target bulk sample area has been completed and the bulk sample stope of ~7,482 t was extracted, providing supporting information for geotechnical, dilution, and potential stope sizes. A further ~150 m of development has advanced on the 1,260 elevation level, cross-cutting the geological model with the objective of facilitating the collection of one or two additional bulk samples. Mapping and structural analysis of the development has confirmed the local geological model. Data collection, analysis and interpretation from the bulk sample are pending as of the effective date of the Cariboo Technical Report.

Drilling
From 2015 to 2022, BGM/ODV drilled a total of 2,280 diamond drill holes, totalling 695.08 km of drill core. While surface data continues to inform the geologic model, diamond drill core is the primary source of geological information for the Cariboo Gold Project.
The objectives for the 2020 and 2021 diamond drilling programs were to test new brownfields targets adjacent to known deposits, infill high-grade vein corridors modelled from the Cariboo 2019 PEA classified as Inferred and explore the depth potential of known deposits. The focus of the 2022 diamond drilling program was the infill of a proposed underground bulk-sampling area, the continued category conversion from Inferred to Indicated status of modelled vein corridors, and the delineation of additional vein corridors.
The objective of the 2023 program was to provide geotechnical information along the proposed underground development towards a bulk sample area to aid with safe and productive extraction methods. The Cow portal geotechnical drill holes enabled the identification of faults, rock mass designation testing, lithologic contacts, rock mass abrasiveness, and Metal Leaching and Acid Rock Drainage (“MLARD”) hazards, to aid in the planning for underground development towards the Lowhee Zone bulk sample.
Drilling Methodology
Drills are aligned using a Suunto compass. Drill alignments are confirmed using Minnovare’s Azimuth Aligner (it was used for a part of the 2021 drilling campaign and all of the 2022 drilling campaign). For the 2023 program, the drill rig was aligned by a geologist using a robotic total station. The downhole dip and azimuth are surveyed using a REFLEX EZ-TRAC too. Collar locations are determined using a Trimble DGPS. The first survey was usually measured 9 m below the casing, and readings were then taken every 30 m downhole. A survey was also taken at the bottom of the hole if the end of hole (“EOH”) depth was 15 m or more from the previous test. The instrument was handled by the drilling contractors, and survey information was digitally recorded using IMDEX’s IMDEXHUB-IQ, as well as transcribed and provided in paper format to ODV geologists.
At the drill rig, the drill helpers placed the core into core boxes and marked off every 3-m drill run using a labelled wooden block. The drill helpers were also responsible for marking orientation information on the core using either the REFLEX ACT IIITM tool or the Devico DeviHead orientation tool. All holes were drilled in NQ diameter unless noted otherwise in the Cariboo Technical Report.
All drill hole casings collared at an elevation similar to Jack of Clubs Lake were cemented into bedrock. Special consideration was given to the Valley Zone due to the local groundwater conditions, whereby a cementing procedure was deployed to ensure no groundwater would escape the drill hole once plugged: A first hole was drilled through the overburden and cased (HWT size) 6 m to 9 m into competent bedrock. HQ drill rods were then drilled 1 m beyond casing. Once the geologist and drill foreman inspected the rock to ensure the rock was competent bedrock, casing was reamed to the bottom of the hole and cemented with the drill foreman present. A PQ displacement plug was then pushed downhole until cement came up around the casing, leaving it to set. After at least 24 hours, 250 pounds per square inch (“psi”) of water pressure was applied to the drill hole. If, during the pressure test, the pressure decreased and water was able to escape the cement, the drill hole was either abandoned or recemented. If no issues were experienced during the pressure test, drilling would then commence, and this process was repeated for any additional holes. Upon completion of the drill hole, a safety plug was placed 24 m past the shoe and the hole cemented. The HQ drill rods were then removed, and a displacement plug was pumped down the hole. One additional batch of cement was then pumped downhole, and a wait time of 45 minutes was observed, ensuring that no water was seen exiting the hole.
Core Logging Procedures
The drill core was transported to ODV’s facility in Wells, BC where it was cleaned of drilling additives and mud, and the metres were marked before collecting data. Recovery for each 3 m drill run was noted. When recovery was less than 2.5 m (>0.5 m of loss), loss was recorded on a separate block as a “lost core interval”.
Geotechnical data collection included Rock Quality Designation (“RQD”), Intact Rock Strength (“IRS”), and fracture counts at 1 – 3 m intervals. Magnetic susceptibility data were not collected because it was concluded that such data are not relevant to the deposit. Downhole orientation lines were connected where possible, and orientation off-set measurements were recorded. All data (lithology, alteration, mineralization, structures, interval structures, and veins less and greater than 5 cm were recorded using Datamine DHLogger software. Sample intervals and pertinent information regarding lithology, mineralization and alteration were marked on the core.
After recording the sampling information, drill core samples were cut in half using a diamondblade table mounted rock saw. Half the sample was bagged and labelled, then packaged for shipment to an assay lab. Numbered security tags were applied to lab shipments for chain of custody requirements. Samples were then shipped to the laboratory of ALS Minerals (“ALS”) in North Vancouver, BC, for analysis. The remaining half-core samples are stored on-site in a secured location for future reference.
The QPs have not identified drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results. In the opinion of the QPs, the core logging and sampling procedures used by ODV are consistent with generally accepted industry best practices and are, therefore, adequate for an advanced exploration project and use in the Cariboo Technical Report.
2015 to 2019 Drilling
2015 Drilling
In 2015, drilling was focused on Barkerville Mountain with 180 holes drilled on the BC Vein and Bonanza Ledge deposit, totalling 35,848.5 m; eight drill holes on the KL Zone totalling 1,675 m, and 12 dill holes on the Barkerville Mountain deposit totalling 3,626.7 m. The 2015 diamond drill program was designed to drill the BC Vein structure at a spacing of 25 m to 50 m to a depth of 250 m from surface, and a spacing of 100 m down to a depth of 450 m below surface.
2016 Drilling
In 2016, drilling on Barkerville Mountain consisted of 53 holes on the BC Vein and Bonanza Ledge deposit, totalling 8,605.5 m, and 10 holes on the KL Zone deposit, totalling 2,621.18 m. The BC Vein area was drilled to infill high-grade areas at 12.5 m to 25 m spacing while the KL Zone was drilled to test an 800 m-long gold-in-soil (“Au-in soil”) anomaly. Cow Mountain drilling produced 233 drill holes on the Cow prospect, and drill holes on the Valley Zone prospect, totalling 31,157.07 m and 1,023.5 m, respectively. The 2016 campaign tested depths of approximately 300 m. Drill holes were completed on approximately 50 m centres in selected areas. Drilling in the Valley Zone tested the lateral extents of AP veins and refined the stratigraphic model. Results showed denser than expected vein occurrences. As a result, three more rigs were added to the program and collar locations were stepped out to expand the intersected vein corridors. On Island Mountain, 33 holes were drilled on the Shaft Zone prospect, and 50 holes on the Mosquito Creek prospect, totalling 11,289.5 m and 16,026.75 m, respectively. Drilling on Island Mountain was conducted in order to understand the structural and lithological controls on gold mineralization, as well as to test the down-plunge extent of sulphide replacement zones.
2017 Drilling
In 2017, drilling was again conducted on Barkerville Mountain (BC Vein and Bonanza Ledge, KL Zone, and Barkerville Mountain deposits), Cow Mountain (Cow and Valley Zone deposits), and Island Mountain (Shaft Zone and Mosquito Creek deposits). Barkerville Mountain drilling produced 25 holes at BC Vein, seven at Bonanza Ledge, and one drill hole at KL Zone, totalling 4,412.7 m, 3,388 m, and 530.15 m, respectively. The 2017 drilling program on Barkerville Mountain explored the Au-in-soil anomaly adjacent to the KL Zone, investigating the 2016 identified targets. Cow Mountain had a total of 17 drill holes at the Cow prospect, and 80 drill holes at the Valley Zone prospect, totalling 6,034.7 m, and 38,872.96 m, respectively. Cow Mountain drilling continued the goals of the 2016 drilling program. Island Mountain had a total of 211 holes at the Shaft Zone prospect, and 44 dill holes at the Mosquito Creek prospect, totalling 93,733.12 m and 13,455.7 m, respectively. Drilling on Island Mountain during 2017 was primarily designed to define the extent of recently discovered vein systems and to discover new vein corridors and sulphide replacement. Early in the program, holes were drilled on 100 m drill centres with dice-five infill patterns concentrated in the Shaft Zone. As the geologic understanding of the controls on mineralization improved, a tighter infill of approximately 25 m spacing began in August to expand known corridors.

2018 Drilling
In 2018, drilling was conducted on Barkerville Mountain (BC Vein and Bonanza Ledge deposits), Cow Mountain (Cow and Valley Zone deposits), and Island Mountain (Shaft Zone and Mosquito Creek deposits). Barkerville Mountain had a total of ten drill holes on the BC Vein and Bonanza Ledge deposits totalling 1,683.8 m. The aim of the 2018 Program at Barkerville Mountain was to provide infill data on the BC Vein. In addition, the program expanded upon data collected in 2017 and also targeted vein mineralization concentrated within the hanging wall of the BC Vein. Cow Mountain had a total of 246 drill holes on the Cow prospect, and two drill holes on the Valley Zone prospect, totalling 67,715.05 m and 401.9 m, respectively. The aim of the 2018 Program at Cow Mountain was to infill and expand the high-grade gold-bearing vein corridors. Drilling on Island Mountain produced 168 drill holes on the Shaft Zone prospect, and 20 drill holes on the Mosquito Creek prospect, totalling 53,731.29 m and 4,597 m, respectively. The 2018 Program at Island Mountain focused on targets generated by underground mapping and sampling data, as well as historical data compiled from smaller scale mapping, trenching, soil sampling and drilling programs. The program aimed to demonstrate continuity and expand on known mineralized vein corridors. Infill drilling was designed to intercept modelled vein corridors with a 25 m spacing at depth in order to convert Inferred resources to the Indicated category.
2019 Drilling
In 2019, drilling was conducted on Barkerville Mountain (BC Vein and Bonanza Ledge, KL Zone, Williams Creek, and Lowhee Zone deposits), Cow Mountain (Cow prospect), and Island Mountain (Shaft Zone, Mosquito Creek, and Willow prospects). Barkerville Mountain had a total of 36 drill holes on the BC Vein and Bonanza Ledge deposit, 73 on the KL Zone, four on Williams Creek, and 24 holes on the Lowhee Zone, totalling 7,974.2 m, 31,974.62 m, 1,572 m, and 8,422 m, respectively. The 2019 Program on Barkerville Mountain focused on exploration for mineralized vein corridors analogous to those on Cow Mountain and Island Mountain within the prospective sandstone unit, with drilling on BC Vein to increase confidence in the block model. Cow Mountain had a total of 72 drill holes on the Cow prospect, totalling 16,136.6 m and was primarily focused on infill drilling and testing down dip extents of mineralized vein corridors. Island Mountain had a total of 26 drill holes on the Shaft Zone prospect, 15 on the Mosquito Creek prospect, and six on the Willow prospect, totalling 12,032.45 m, 8,258.89 m, and 3,078.9 m, respectively. The objective of the 2019 Program on Island Mountain was to infill high-grade areas currently classified as Inferred on the Mosquito and Shaft Zones and to test the strike and depth extent of the mineralized vein corridors. Exploration to the northwest of Mosquito Creek also occurred on what is known as the Willow Target, an Au-in-soil geochemical anomaly identified from 2018 soil sampling. Additionally, the Proserpine property had a total of six holes drilled, totalling 2,676.25 m. This program was aimed at testing Au-in-soil anomalies and historical gold occurrences, as well as historical underground workings.
2020 Drilling Program
The 2020 drilling program (the “2020 Program”) was conducted between January 16, 2020, and December 14, 2020, by Smithers, B.C. based Hy-Tech Drilling Ltd. (“Hy-Tech”) and its primary focus was delineating the Cow-Island-Barkerville corridor. A total of 57,078.8 m was drilled in 201 surface holes. The objective of this program was to delineate mineralized vein corridors further within all deposits and intercept veins with a 25 m spacing from previously drilled holes to support conversion of Inferred resources to the Indicated category. The below table provides a summary of BGM’s 2020 Program:
Deposit	Number of Drill Holes	Metres Drilled
BC Vein and Bonanza Ledge	3	560.60
Lowhee Zone	24	10,144.50
Cow Mountain	48	12,596.05
Valley Zone	56	17,558.85
Shaft Zone	15	3,909.00
Mosquito Creek	50	9,392.40
Proserpine	5	2,917.40
Total	201	57,078.80

Overall, visual inspection of the 2020 drilling results demonstrated that the thickness and the grade of the mineralized zones were in the same order of magnitude as the 2020 MRE. The 2020 drilling continued to confirm the geological and grade continuities that were demonstrated in the 2020 MRE.
2021 Drilling Program
The 2021 drilling program (the “2021 Program”) was conducted by Hy-Tech between January 4, 2021 and October 20, 2021. The 2021 Program also saw the addition of Paycore Drilling, based in Valemount, BC, between August 18, 2021, and October 16, 2021.
The 2021 Program at Island Mountain focused on Shaft Zone with 60,990.8 m drilled in 162 holes, and Mosquito Creek totalling 10,710.65 m drilled in 42 holes, further continuing the category conversion work from Inferred to Indicated status within known vein corridors.
The 2021 Program at Cow Mountain was primarily focused in the Valley Zone to continue category conversion work and expand known mineralized vein corridors with a total of 47,484.92 m drilled in 108 holes. Minor drilling on Cow Mountain was conducted, totalling 1,988.5 m drilled in six holes. The purpose of this drilling was to conduct metallurgical testing of modelled vein corridors.
The 2021 Program at Lowhee Zone continued to define the prospect, targeting mineralized vein corridors within the prospective sandstone unit analogous to those on Cow Mountain and Island Mountain. A total of 29,860.9 m was drilled in 95 holes. Drill hole spacing along the modelled vein corridors was kept to a distance of 25 m.
2022 Drilling Program
The 2022 drilling program (the “2022 Program”) was conducted by Hy-Tech at the Lowhee Zone on Barkerville Mountain. The 2022 Program started on March 25, 2022, and was completed on of July 6, 2022. The focus of the 2022 Program at the Lowhee Zone was the infill of a proposed underground bulk sampling area, the continued support for category conversion from Inferred to Indicated status of modelled vein corridors, and the delineation of additional vein corridors.
Assay results from 27 drill holes were received after April 6, 2022, representing 6,563.9 m of assays, and, as such, are excluded from the 2025 FS MRE. Overall, the visual inspection of the 2022 drilling results demonstrated that the thickness and the grade of the mineralized zones are in the same order of magnitude as the 2025 FS MRE. The 2022 drilling continued to confirm the geological and grade continuities that were demonstrated in the 2025 FS MRE.
2023 Drilling Program
The 2023 geotechnical drilling program (the “2023 Program”) was conducted by Hy-Tech at the Cow portal on Barkerville Mountain. The 2023 Program started on October 7, 2023, and was completed on October 20, 2023.
The focus of the 2023 Program at the Lowhee Zone consisted of geotechnical drilling parallel to planned underground development that would lead towards a planned bulk sample location in the Lowhee Zone Deposit. The core was logged for lithology, alteration, mineralization, oriented structures, and geotechnical logging to calculate RQD and RMR89. LECO analysis was completed at the Quesnel River (“QR”) Mine assay lab.
The Cow portal geotechnical drill holes enabled the identification of faults, rock mass designation testing, lithologic contacts, rock mass abrasiveness, and MLARD hazards, to aid in the planning for underground development towards the Lowhee Zone bulk sample.
Sample Preparation, Analyses and Security
The following paragraphs describe the sample preparation, analysis and security procedures of the 2020 and 2021 Programs included in the current resource estimate in the Cariboo Technical Report. The QP reviewed the quality assutance/quality control (“QA/QC”) procedures and results completed only on gold assay results.

Core Handling, Sampling and Security
Core handling, sampling, and security procedures as detailed in this section are managed by ODV personnel.
The drill core is placed into wooden core boxes at the drill site with the end of each drill run marked with a small wooden block displaying the depth of the hole. Box labels indicate the hole and box numbers. The boxes are racked and covered at the drill, secured with ratchet straps, and then transported daily from the drill site to ODV’s core storage and logging facility in the District of Wells, BC. The boxes are labelled in permanent marker with the hole and box number (e.g., GR-15-01 Bx 1). The core is transported by truck during the drilling programs. There are two secure core storage areas, one in Wells near the core logging facility and a second is located near the Ballarat Camp, approximately 5 km east of Wells.
Upon receiving a load of core from the drill crew, the core is brought into the logging room. Meterage blocks are checked for errors, the core is oriented in the box and cleaned, and the metre marks are drawn on the core before logging begins. The geological and geotechnical core logging data is collected with Datamine’s DHLogger software.
The sample intervals are between 0.5 m and 1.5 m in length and do not cross geological contacts. A line is drawn with a pencil along the length of the core to indicate where the core will be sawed. Each sampling ticket is divided into three tags. One tag is stapled to the core box at the beginning of the interval to record the drill hole number and sample interval recorded. The second tag is placed in the sample bag, which is sent to the laboratory; this tag does not reference the drill hole or meterage. The last tag remains in the sample ticket book with the hole number and recorded intervals. All samples are assigned a unique sample number.
After the core boxes with tags are photographed, the core boxes are moved to the cutting station. The core is cut lengthwise by diamond saw, with half the core submitted as the primary sample and the remaining half core retained in the core box for future reference.
The samples are individually bagged with the corresponding tag. The tag number is written on the bag and each bag is sealed. The bags are then placed in rice bags and the rice bags are sealed with numbered security tags for the chain of custody requirements. If any tampering with security tags is suspected, the laboratory will communicate with ODV. Samples are transported to the ALS laboratory in Vancouver, BC and the remaining drill core is subsequently stored on site at ODV’s secure facilities in Wells and at a second location near the Ballarat Camp.
Sample Preparation and Assay
Sample Preparation
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Samples are sorted and logged into the ALS LIMS program;

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Samples are dried and weighed;

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Samples are crushed to +70% passing 2 millimetres (“mm”) (CRU-31);

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The crushed sample split of up to 500 grams (“g”) is pulverized to +85% passing 75 microns (“µm”) screen (PUL 32m);

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Samples containing visible gold or cosalite mineralization are assayed by metallic screen method; a crushed sample split of 1,000 g is pulverized (method PUL-32) to pass 100 µm (Tyler 150 mesh) stainless steel screen to separate the oversize fractions (method SCR-21).

Gold Assaying
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A 50 g pulp aliquot is analyzed by Au-AA26: fire assay followed by aqua regia digestion (HNO3-HCl) with an atomic absorption spectroscopy finish (“AAS”);

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When assay results are higher than 100 g/t Au, a second 50 g pulp aliquot is analyzed by Au-GRA22: fire assay, parting with nitric acid (HNO3) with a gravimetric finish;

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All samples containing visible gold or cosalite mineralization are assayed by the metallic screen method (method Au-SCR21). At the request of ODV, any sample exceeding 100 g/t Au (Au-AA26) is rerun with the screen method following the procedure below;

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For visible gold assays or cosalite mineralization, the +100 µm fraction (Au+) is analyzed in its entirety by fire assay (“FA”) with gravimetric finish. The 100 µm fraction (minus) is homogenized and two subsamples are analyzed by FA with AAS (Au-AA25) or gravimetric finish (Au-GRA21). The average of the two minus fraction subsamples are taken and reported as the Au-fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.

Multi-Element Assaying
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Some samples are analyzed by trace-level multi-element method ME-MS61: a 0.25 g aliquot is digested by four-acid digestion (HNO3-HClO4-HF-HCl) and HCl leach (method GEO-4A01) and analyzed by ICP-AES;

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Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver, and tungsten and diluted accordingly. Samples meeting these criteria are then analyzed by ICP-MS. Results are corrected for spectral interelement interferences.

Specific Gravity Measurements
Before crushing and pulverizing, the specific gravity of selected samples is determined by the bulk sample method (water displacement, OA GRA08).
Quality Assurance and Quality Control
A total of 49,243 and 111,361 samples (including QA/QC samples) were assayed during 2020 and 2021, respectively. The 2020 and 2021 QA/QC programs included a routine insertion of standards and blanks to monitor gold assay results. ODV included one standard in every 20 samples and one blank in every 40 samples. The 2020 and 2021 QA/QC programs did not include field or coarse reject duplicates.
Accuracy is monitored by adding standards at the rate of one certified reference materials (“CRM”) for every 20 samples. Standards are used to detect assay problems with specific sample batches and any possible long-term biases in the overall dataset. ODV’s definition of a quality control failure is when:
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Assays for a CRM are outside plus or minus three standard deviations (±3SD) or ±10%; or

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Assays for two consecutive CRMs are outside ±2SD, if one of them is outside ±3SD.

Conclusions
A total of 564 holes from the 2020 and 2021 Programs were included in the current resource. The QP is of the opinion that the sample preparation, analysis, QA/QC, and security protocols used for the Cariboo Gold Project follow generally accepted industry standards, and that the data is valid. The QP recommends the implementation of QA/QC on the silver assay results for future programs.
Data Verification
This section covers the data verification of ODV’s diamond drill hole databases used for the resource estimates previously reported in the 2022 FS MRE (the “ODV Databases”), as well as the review and validation of the geological models of each deposit. It also includes the review of information on mined-out areas and the data for selected drill holes, including assays, QA/QC programs, downhole surveys, lithologies, alteration, and structures. No changes have been made to the resource estimation as previously reported in the 2022 FS MRE; however, there has been mining depletion for the Lowhee Zone and changes to the cut-off grade assumptions as well as elimination of silver in the model.
The ODV Databases contain 4,064 completed and validated diamond drill holes used for the 2025 FS MRE for the Cariboo Gold Project. These are divided among four databases covering the eight deposits as follows:

•
Cow Mountain database: Cow and Valley deposits (1,473 holes);

•
Island Mountain database: Shaft and Mosquito deposits (1,851 holes);

•
Barkerville Mountain database: BC Vein and Splays, KL, and Lowhee deposits (578 holes);

•
Bonanza Ledge database: Bonanza Ledge deposit (162 holes).

Since the 2020 MRE, no drilling has been carried out on the KL, BC Vein, and the Bonanza Ledge deposits. The block model completed for the 2020 MRE for the Bonanza Ledge deposit as published in the 2020 technical report remains current for the 2022 FS MRE. The block model completed for the BC Vein deposit for the 2022 Mineral Resource Estimate dated May 17, 2022 (the “2022 PEA MRE”) remains current for the 2022 FS MRE. Other block models for the remaining six deposits were updated.
Carl Pelletier, QP, previously conducted site visits from February 1 to 4, 2016, and from May 3 to 12, 2016. The first included visits to the Bonanza Ledge pit, the Cow Mountain area, and the Island Mountain area, while the second focused on core logging facilities, several drill hole collars, drill pads, and mineralized outcrops. Core logging and sampling procedures were discussed with ODV’s geologists, covering collar locations, drilling protocols, downhole surveys, logging protocols, oriented core, structural measurements, sampling protocols, and QA/QC protocols.
Eric Lecomte, QP, has also visited the property on February 25, 2022. The visit included a review of the proposed MSC location in Wells and an inspection of the Bonanza Ledge site. The primary objective was to evaluate surface and underground site conditions, including a visual assessment of ground conditions and excavation behaviour at Bonanza Ledge. A second visit was conducted on September 11, 2024, with a primary focus on the Cow portal ramp. The inspection aimed to assess current ground conditions and excavation behaviour specific to the ramp area. Discussions were held with site personnel regarding the operational performance of the Roadheader used for ramp development, including its productivity, ground response, and cycle time performance.
Mineral Resource Estimate
The 2025 FS MRE for the Project, effective April 22, 2025, encompasses resources for the deposits of Cow Mountain (Cow Zone and Valley Zone), Island Mountain (Shaft Zone and Mosquito Zone), and Barkerville Mountain (Lowhee Zone, KL Zone, BC Vein Zone, and the Bonanza Ledge Zone).
There have been no changes for the resource estimation as previously reported in the 2022 FS MRE, however, there has been mining depletion for Lowhee and changes to the cut-off grade assumptions.
The silver (“Ag”) has been removed from the 2025 MRE due to limited supporting data and the estimated ounces were not material.
The 2022 FS MRE for Cow, Valley, Mosquito, Shaft, KL, Lowhee, and BC vein was prepared by Daniel Downton, P.Geo., of ODV. The Bonanza Ledge deposit remained unchanged.
The Lowhee Zone is depleted by the underground workings and the bulk sample stope. As mineralization is present in the walls of the bulk sample, a 5 m buffer has not been added as there is still mining potential. Both the underground workings and bulk sample are current as of the end of January 2025.
The depletion was reviewed and validated by Carl Pelletier, P.Geo., and Tessa Scott, P.Geo., both of InnovExplo Inc. (“InnovExplo”), using all available information.
The 2025 FS MRE covers all the deposits in the Cow-Island-Barkerville Mountain Corridor. The Mineral Resource area for the Cow/Island segment covers a strike length of 3.7 km and a width of approximately 700 m, down to a vertical depth of 600 m below surface. The estimate for the Barkerville segment covers a strike length of 3 km and a width of approximately 700 m, down to a vertical depth of 500 m below surface.
Two diamond drill hole databases cover the Project: Bonanza Ledge and BM-CM-IM (Barkerville Mountain including the BC Vein, KL, and Lowhee deposits, Cow Mountain including the Cow and Valley deposits, and Island Mountain including the Shaft and Mosquito deposits). These databases were filtered by deposit (Cow, Shaft, Valley, Mosquito, BC Vein, KL, or Lowhee) before the work in Datamine. A subset of drill holes was used to generate the 2022 FS MRE database for each deposit, as follows:
•
The Cow deposit contains 1,219 validated drill holes;

•
The Valley deposit contains 254 validated drill holes;

•
The Shaft deposit database contains 1,010 validated drill holes;

•
The Mosquito deposit contains 841 validated drill holes;

•
The Lowhee deposit contains 158 validated drill holes;

•
The BC Vein and KL Zone deposits contain 420 validated drill holes.

The QPs reviewed and validated the resource estimation process followed by ODV, including all parameters, geological interpretation, basic statistics, variography, interpolation parameters, block model construction, scripts that run the model, volumetric report, and the validation process.
Historical work subject to verification consisted of the holes used for the 2022 PEA MRE. Basic cross-check routines were performed between the current ODV Databases and the previously validated database for the 2022 PEA MRE.
The QPs were granted access to the assay certificates for all holes in the 2021 drilling programs. Assays were verified for 5% of the drill holes. No discrepancies were found.
Overall, the QPs data verification demonstrates that the data, protocols, and estimation process for the Project are acceptable. The QPs consider the ODV databases to be valid and of sufficient quality to be used for the MRE herein.
A total of 482 geological solids were created for the deposits and remain unchanged from the 2022 FS MRE.
A solid representing a 5 m halo surrounding the AXPL vein corridors was also created for each of the Mosquito, Shaft, Valley, Cow, Lowhee, and KL deposits. These were created to limit and provide a halo of dilution around the AXPL mineralized veins.
The classification is unchanged since the 2022 FS MRE. The MRE was classified as Measured, Indicated, and Inferred Mineral Resources based on data density, search ellipse criteria, drill hole density, and interpolation parameters. The 2025 FS MRE is considered to be reliable and based on quality data and geological knowledge. The MRE follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Best Practice Guidelines.

Table 1: Cariboo Gold Project 2022 FS MRE Reported at a 1.8 g/t Au cut-off grade (except for Bonanza Ledge reported at a 3.5 g/t Au cut-off grade)
Category	Deposit	Tonne ‘000	Au Grade (Au g/t)	Au Ounce ‘000
Measured	Bonanza Ledge	47	5.06	8
Indicated	Bonanza Ledge	32	4.02	4
	BC Vein	1,057	3.00	102
	KL	527	2.80	47
	Lowhee	1,333	2.76	118
	Mosquito	1,553	2.96	148
	Shaft	6,121	2.92	575
	Valley	2,718	2.70	236
	Cow	3,991	2.91	374
Total Indicated Mineral Resources		17,332	2.88	1,604
Total Measured and Indicated Mineral Resources		17,380	2.88	1,612
Inferred	BC Vein	596	3.17	61
	KL	2,514	2.53	205
	Lowhee	486	3.01	47
	Mosquito	1,883	3.08	186
	Shaft	7,457	3.44	826
	Valley	2,470	3.01	239
	Cow	3,368	2.78	301
Total Inferred Mineral Resources		18,774	3.09	1,864

Mineral Resource Estimate notes:
(1)
The independent and QPs for the Mineral Resources estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Tessa Scott, P.Geo. of InnovExplo Ltd. The effective date of the 2025 FS MRE is April 22, 2025.

(2)
These Mineral Resources, exclusive of the reserves, are not Mineral Reserves as they do not havedemonstrated economic viability.

(3)
The MRE follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIMEstimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

(4)
A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the gold grade of the adjacent material when assayed or a value of zero when not assayed.

(5)
The estimate is reported for a potential underground scenario at a cut-off grade of 1.8 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of USD 2,400/oz; a USD:CAD exchange rate of 1.35; an underground mining cost of $66.3/t; a processing and transport cost of $30.80/t; a G&A plus Environmental cost of $22.40/t; and a sustaining CAPEX (as defined herein) cost of $45.6/t. No changes have been applied for the Bonanza Ledge. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of USD 1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

(6)
Density values for Cow, Shaft, Lowhee, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.78 g/cm3 for Shaft, 2.74 g/cm3 for Lowhee, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), and KL (2.81 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.

(7)
A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High-grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

(8)
The gold Mineral Resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral Resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).

(9)
Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

(10)
The QPs responsible for this section of the technical report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the MRE.

Mineral Reserve Estimate
Mineral Reserves are reported using the 2014 CIM Definition Standards and were estimated in accordance with the CIM 2019 Best Practices Guidelines, as required by NI 43-101 Standards of Disclosure for Mineral Projects. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources. Measured and Indicated Mineral Resources are exclusive of proven and probable reserves. Mineral Reserves are the estimated tonnage and grade of ore that is considered economically viable for extraction based on the assumptions set out in the Cariboo Technical Report. Mineral Reserves for the Cariboo Gold Project deposit incorporate dilution and mining recovery factors based on the selected mining method and design as set out in Chapter 16. In addition, economic analyses were completed to validate the profitability of particular areas of the Mineral Resource to ensure it could be converted to Mineral Reserve.
The following sources of information were instrumental in the Mineral Reserve estimation process: the resource blocks model (last updated September 8, 2022); The previous 2023 FS (“NI 43-101 Technical Report — Feasibility Study for the Cariboo Gold Project”) conducted by BBA in 2022 – 2023 for Osisko Development Corporation, effective date December 30, 2022; current estimates of operating costs and other financial assumptions, as laid out in the Cariboo Technical Report; updated forecasts for metal prices; the current 3D model of existing underground workings and historical stope outlines; and the litho-structural model of the site.
The cut-off grade (“CoG”) calculations are based on technical and economic parameters developed specifically for this Study, building in part on data obtained from the 2023 FS and on cost estimates prepared by InnovExplo and ODV. These calculations consider current market conditions, including gold price and exchange rate assumptions derived from a trailing 3-year average, to reflect a balanced economic outlook. Mining costs were estimated using a zero-based approach tailored to the selected longitudinal long hole retreat mining method and benchmarked against comparable underground gold projects.
Stope optimization was conducted in two stages. The initial stage involved a preliminary screening using a cut-off grade-based stope optimization to identify potentially mineable zones. This was followed by a second pass that incorporated development costs into the economic evaluation, ensuring that only stopes with a positive economic margin, including access development, were retained. The parameters used in these calculations are summarized in Table 2.
For mineralized development material, a lower CoG of 1.7 g/t Au was applied to account for reduced incremental cost structures associated with pre-planned access development.
The base cut-off grade was determined using the following formula:
Where:
COG	Cut-off grade, in grams per tonne of gold (g/t Au)
Ctotal	Total operating cost, in CAD per tonne of mined material (mining, processing, G&A, environment, sustaining capital)
PAu	Gold price, in CAD per gram (converted from $/oz at market rate and exchange rate)
SAu	Selling cost, in CAD per gram (converted from $/oz at market rate and exchange rate)
RAu	Gold metallurgical recovery, expressed as a decimal (e.g., 92.1% = 0.921)

Rmining	Mining recovery, expressed as a decimal (e.g., 94% = 0.94)
Rf	Royalty as a decimal (e.g., 5.0% = 0.05)
D	Dilution, expressed as a decimal (e.g., 5% = 0.05)
Table 2: Cut-Off Grade Calculation Parameters
Input Parameters		Production Rate: 4,900 tpd General Economic Assessment
Gold Price	USD/oz	1,915
Exchange Rate	CAD/USD	1.32
Royalty	%	5.00
Refining Cost	USD/oz	5.0
Processing Cost and Transport	$/t treated	30.53
Metallurgical Recovery	%	92.10
Mining Recovery	%	94.00
Mining Dilution	%	5.00
Mining Cost	$/t treated	54.19
Sustaining Cost	$/t treated	25.63
Environment	$/t treated	6.47
General and Administration	$/t treated	10.39
Cut-off Grade	g/t	2.0
Table 3: Cariboo Gold Statement of Mineral Reserves at the effective date of April 10, 2025
Category	Tonnage (t)	Grade Au (g/t)	Contained Gold (oz)
Proven
—	—	—	—
Probable
Cow	3,999,971	3.35	430,548
Valley	3,238,636	3.59	374,058
Shaft	8,548,295	3.72	1,021,599
Mosquito	1,105,370	3.94	140,102
Lowhee	923,162	3.52	104,491
Total P & P	17,815,435	3.62	2,070,798

Notes:
(1)
The QP for the Mineral Reserve Estimate is Eric Lecomte, P.Eng. (InnovExplo a subsidiary of Norda Stelo).

(2)
The Mineral Reserve Estimate has an effective date of April 10, 2025.

(3)
Estimated at US$1,915/oz Au using an exchange rate of USD 1.32:CAD 1.00, variable cut-off value from 1.70 g/t to 2.0 g/t Au.

(4)
Mineral Reserve tonnage and mined metal have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

(5)
Mineral Reserves include both internal and external dilution along with mining recovery. The average external dilution is estimated to be 10.1%. The average mining recovery factor was set at 91.3% to account for mineralized material left in each block in the margins of the deposit.

Environmental, Social, and Governance (“ESG”) considerations have been evaluated as part of the modifying factors applied in converting Mineral Resources to Mineral Reserves. These factors are not expected to materially affect the viability of the mine plan. ESG factors have been reviewed by the QP and are not expected to present a material risk to the classification of Mineral Reserves. They support the conclusion of reasonable prospects for economic extraction as required under CIM and NI 43-101 standards.

Mining Methods
The Cariboo Gold Project consists of three main zones (Cow, Shaft, and Valley) with two smaller satellite zones (Lowhee and Mosquito). The rate of exploitation of each deposit will change over time, while the overall steady state production rate of 4,900 tpd is expected to be met by the first half of Year 1 and will be maintained until Year 10, before decreasing. The life of mine (“LOM”) production plan represents a 10-year mine life.
The selected mining method is mainly long hole longitudinal retreat with some stopes using a modified long hole longitudinal retreat method or transverse. Primary materials handling fleet will be comprised of 10 t scooptram Load Haul Dump (“LHD”) and 51 t haul trucks.
Stope production is set to begin in the second half of Year -1 and progressively ramp up until full production of 4,900 tpd is achieved in Q2 Year 1. Underground mine life is set to last until the first half of Year 10.
Geotechnical Evaluation
Geotechnical characterization for the Project was undertaken through two core logging campaigns conducted in 2018 and 2021, complemented by laboratory testing. The results supported the development of a geotechnical classification system (Classes 1 to 5), each with corresponding stope design guidelines. The classification ranges from Class 1, representing the most competent ground conditions, to Class 5, representing the least competent ground. Classes 1 through 4 are considered suitable for open stoping, whereas Class 5 requires a cut-and-fill mining approach.
Approximately 95% of the planned stopes were assigned a geotechnical class. For design purposes, a single representative class was selected for each vein corridor, based on the class associated with the median stope tonnage. Classes 1 to 3 were designed using industry-accepted empirical methods. To validate the proposed stope design guidelines for Classes 3L and 4, a back-analysis was conducted using stope performance data from the Bonanza Ledge Mine. This analysis compared planned versus actual stope geometries for 21 stopes, using data from Cavity Monitoring System (“CMS”) surveys. The rock mass quality of these stopes was also compared with that of the Cariboo Gold Project to confirm the relevance of the back-analysis results.
Typical stope dimensions are approximately 30 m in height (floor-to-floor). For longitudinal stopes with widths less than 8 m, the strike length ranges from 15 to 25 m, depending on the geotechnical class. Higher classes were assigned increasing dilution factors, and reduced geotechnical recovery was applied to Class 4 areas.
Hydrogeology
A hydrogeological investigation program was completed to provide key groundwater related inputs to the FS (as defined herein), namely, to estimate potential mine dewatering rates, to understand further the regional groundwater flow regime, and to characterize potential impacts of mine dewatering on groundwater and surface water systems.
Mining Method Description
The long hole mining method was primarily selected due to the sub vertical geometry of mineralized vein corridors and the relatively lower cost. This method involves driving two drifts longitudinally along the mineralized vein corridors to define a stope. The top access serves as a drilling platform while the bottom access allows for mucking of drilled then blasted material. Once empty, these stopes are then backfilled with paste fill. Stopes are mined retreating towards the access. This method allows for simultaneous mining of stopes along different vein corridors as well as along the same corridor if a pillar exists between active levels. A few mining horizons will include some stopes using transversal long-hole stoping. This decision was driven by the average vein width, contained metal (value), and ground conditions.
The minimum designed stope width for all zones is 3.7 m and the sill-to-sill stope height for all zones is 30 m. The maximum permissible strike length (the distance along strike that can be mined before backfilling is required) is a function of geotechnical constraints and differs by zone.

Mine Design
There will be two portals providing access to the underground ramps as well as one portal to connect the underground incline conveyor to the processing plant. The Cow portal, already excavated, will serve as the initial access point to develop the underground zones during the early stages of the Project. The Valley portal will be brought into service in parallel with development toward the Shaft Zone. Once established, it will serve as the primary production access due to its strategically central location within the deposit. A portal for the conveyor access will be developed simultaneously and ready for conveyor install prior to commissioning of the process plant.
The zones are accessed via main ramps connected to haulage drifts, with each zone featuring its own internal ramp system. The Mosquito Zone, located farther west, is connected to the Shaft Zone by a 1,083 m long haulage drift.
Mining in each zone will primarily use the longitudinal retreat longhole method. A few marginal stopes, either too wide or located in low-competency ground, will be mined using the transverse method or a modified version of the longitudinal longhole method. Sublevels are spaced at 30 m (sill to sill), and mined stopes will generally be backfilled with paste fill. Stope strike lengths will vary by zone based on individual geotechnical assessments. Each zone is capped with a crown pillar — 22 m for Cow and Lowhee, 32 m for Mosquito and Shaft, and 25 m for Valley — with depth varying according to local geological conditions.
Development Schedule
The development schedule has been created with a combination of traditional Jumbo development and Roadheaders. The Roadheaders are scheduled to provide a lateral advance of 200 m per month in single heading conditions and will be concentrated on the ramps. Jumbo equipment is expected to achieve an average lateral development rate ranging from 244 m to 292 m per month per Jumbo crew, depending on the type of excavation, when multiple active headings are available simultaneously.
Initial development will be carried out by contractors at the start of the Project. ODV will gradually assume development responsibilities beginning in Year -2 and is expected to fully take over all development activities by Year 1.
Underground Infrastructure
A major piece of underground infrastructure of the Cariboo Gold Project is the underground crushing system. This crusher is located below the services building in a location that has been identified as geotechnically favourable for long-term infrastructure. Ore will be brought to the crusher by underground trucks from all mining zones.
Ore will ultimately be brought to surface using an underground conveyor to be pre-concentrated by sorting and flotation. The material rejected by the sorter will be transferred back underground using a waste pass raise and then it will either be used as backfill material or hauled to the Bonanza Ledge Waste Rock Storage Facility (“WSRF”) using the underground trucks.
The mine will include haulage drifts connecting the five separate zones, an underground garage, and pumping stations. The Valley Portal will provide access for material and the labour force.
Underground Electrical Distribution and Networks
Power is supplied at 13.8 kV and stepped down to 600 volt (“V”) and 1,000 V using dual-output substations. Two feeders from the Cow and Valley portals will distribute power to underground levels, ensuring redundancy and load balancing.
Fixed equipment such as fans, pumps, and chargers will operate at 600 V, while mobile mining equipment like Jumbos and bolters will use 1,000 V. Auxiliary services including lighting, heating, ventilation and air conditioning (“HVAC”), and controls will be powered at 120/208 V. The electrical design includes single-line diagrams, load lists, and bills of material, and complies with all applicable codes and standards.

The load list reflects a high but reasonable level of mining activity and will be refined as the production plan advances. Mobile substations rated between 1 mega volt ampere (“MVA”) and 2 MVA are planned for each level, with flexibility to adjust quantities and reuse units based on mine development progress.
Mine Automation and Monitoring Systems
The mine’s automation strategy includes teleoperated LHD mucking from stopes and loading bays, with transitional ore storage in re-muck areas. Loading bays on access levels will separate teleoperated from manually operated equipment, ensuring regulatory compliance while enabling remote loading operations. On levels without a loading bay, fully automated mucking will be secured through physical barriers restricting access to other vehicles in the affected area. The communication network structure, the integration of the original equipment manufacturer’s automation system, and the LHD units — already equipped with the necessary automation options — will enable autonomous operation. It is assumed that one operator will remotely control two LHDs during the automation period. Starting in Year 2, autonomous mucking is expected to account for approximately 30% of stope production over a 12-hour shift, assuming optimal operating conditions.
Ventilation
The ventilation system has been designed to comply with BC regulations. The airflow required to ventilate diesel engines was compiled using a 0.06 cubic metres per second per kilowatt(“m3/s”)/ kilowatt (“kW”) rate.
The system will be comprised of four independent intake fresh air raises, one exhaust raise and remaining exhaust through the main ramps and the Cow portal. The total estimated airflow required to meet production is 1.255 kilo cubic feet per minute (“kcfm”) (592 m3/s).
Production Rate
Project development will begin in Year -3, and the total ore production rate will ramp up until reaching the nominal full production target of 4,900 tpd in the first half of Year 1, with each zone contributing a different ratio to production over time.
Production Plan
The LOM has a 10-year mine life at average production rates of 4,900 tpd. Production ramp-up to a steady state of 4,900 tpd will be achieved by the second half of Year 1. The different zones were divided into three distinct sectors: South (Valley Upper, Cow and Lowhee zones), North (Mosquito and Upper Shaft zones) and Deep (Lower Shaft and Valley zones), each production sector to contribute to a third of the nominal production. The overall mine plan comprises 17.8 Mt of ore mined at an average grade of 3.6 g/t of Au. The mine will produce 8.0 Mt of waste from the development over LOM.
Table 4: Ore produced per year
Year		-3	-2	-1	1	2	3	4
Lowhee	t	1,662	33,552	134,696	561,937	186,025	5,290	—
	g/t	1.86	4.33	3.75	3.60	3.02	2.35	—
Cow	t	—	—	8,226	56,670	238,925	251,626	327,103
	g/t	—	—	3.78	4.31	4.22	3.86	3.61
Valley	t	—	2,541	52,207	164,253	228,149	246,371	434,465
	g/t	—	3.12	3.23	3.51	4.02	3.26	3.97
Shaft	t	—	7,123	224,669	912,205	1,135,506	1,285,713	1,025,358
	g/t	—	2.28	4.16	3.95	4.37	4.04	4.07
Mosquito	t	—	—	—	—	—	—	—
	g/t	—	—	—	—	—	—	—
Total	t	1,662	43,216	419,798	1,695,065	1,788,605	1,788,999	1,786,926
	g/t	1.86	3.92	3.90	3.80	4.16	3.91	3.96

Year		5	6	7	8	9	10	11
Lowhee	t	—	—	—	—	—	—	—
	g/t	—	—	—	—	—	—	—
Cow	t	322,541	359,549	576,463	691,972	538,224	586,986	41,686
	g/t	3.00	3.44	3.31	3.35	3.06	2.91	4.18
Valley	t	324,296	514,527	391,930	247,930	379,470	227,805	24,690
	g/t	3.44	3.53	3.99	3.52	3.45	3.06	2.51
Shaft	t	1,136,946	609,051	465,999	513,554	769,117	457,916	5,138
	g/t	3.44	3.18	3.20	3.12	3.27	3.09	3.43
Mosquito	t	9,593	300,000	354,087	335,115	106,575	—	—
	g/t	3.47	4.30	3.69	3.86	4.06	—	—
Total	t	1,793,375	1,783,128	1,788,480	1,788,572	1,793,387	1,272,706	71,515
	g/t	3.36	3.52	3.50	3.40	3.29	3.00	3.55
Mine Equipment and Personnel
The selection of mining equipment was guided by key criteria to ensure equipment was suited to support a steady-state production rate of 4,900 tpd, with allowances for critical spares. All development activities will be carried out by contractors using their own equipment, except for the Roadheaders, which will be supplied by the Project. ODV will progressively take over the development with new equipment, aiming for full in-house development operations by early Year 1. Production is scheduled to begin in mid Year -1, with ODV gradually integrating its own equipment fleet based on operational requirements.
The selected equipment fleet includes six two-boom Jumbos, two Sandvik Roadheaders for decline development, 17 diesel 51 t trucks for ore and waste haulage (including two temporary rentals), and 10 t LHDs for mucking and backfilling. Stoping activities will be carried out using three top hammer drills and three down-the-hole drills.
The mine will operate continuously year-round with three roster systems in place for office and hourly workers. During full production, an average of up to 169 underground mining employees per rotation will be required to support operations and maintenance in Wells.
Underground Infrastructure
A major piece of underground infrastructure of the Project is the underground crushing system. This crusher is located below in the Cow Zone in a location that has been identified as geotechnically favourable for long-term infrastructure. Ore will be brought to the crusher by underground trucks from all mining zones.
Ore will ultimately be brought to surface using an underground conveyor to be pre-concentrated by sorting and flotation. The material rejected by the sorter will be transferred back underground using a waste pass raise and then it will either be used as backfill material or hauled to the Bonanza Ledge WRSF using the underground trucks.
The mine will include haulage drifts connecting the five separate zones, an underground garage, mine water pumping stations and two paste pumping stations. The Valley portal will provide access for material and the labour force.
Paste Pumping Network
The mine will be equipped with a paste network in order to dispose of the flotation tailings and facilitate underground mining.
The network will originate on surface, inside the processing plant where paste pumps will initially send the paste underground through a borehole. From there paste will be redistributed through a vertical and horizontal pipe network spanning all levels and all zones. Two underground booster stations will be required, one in Shaft, to allow the paste to reach the higher level of the zones and the satellite Mosquito Zone. One in the ramp between Cow and Lowhee Zone, to allow the paste to reach the Lowhee Zone.
The network will be installed and maintained by a dedicated team, as the underground infrastructure is developed.
Mineral Processing and Metallurgical Testing
The test programs were carried out between 2018 and 2025 under the supervision of ODV and BBA, with contributions from multiple laboratories including Société Générale de Surveillance, Base Met Labs, AMTEL, and Metso.
The key findings include the following: Ore sorting technologies such as X-ray transmission and laser sensors achieved gold recoveries of 87 – 97% with mass pulls of 30 – 65%, and optimization through laser scavenging improved recovery but increased mass pull. Gravity concentration tests showed gravity recoveries ranging from 20% to 55% depending on the zone, with bulk composite gravity recovery averaging around 45%.
Comminution tests, including Bond Work Index and Abrasion Index tests, categorized the ore as medium-hard to moderately abrasive, with additional hardness profiling provided by SMC Test® and Hardness Index Test tests.
Flotation tests, including rougher and cleaner flotation, achieved gold recoveries greater than 98%, with cleaner flotation performance being sensitive to grind size and regrinding. Cyanide leach tests showed gold recoveries of 92 – 96%, while silver recoveries were more variable, ranging from 44 – 77%.
Thickening, filtration, and rheology tests identified multiple effective flocculants, with MF10 and SNF913-SH being the most effective, and belt vacuum and pressure filtration achieving cake moistures of 8 – 20%, supporting paste backfill design. Paste backfill feasibility was confirmed through multiple campaigns, with unconfined compressive strength tests showing strength increases with binder content and curing time, and optimal binder content estimated at 4% over the mine life.
Overall gold recovery over the LOM is expected to be 92.6%. The recovery modelling integrated ore sorting, gravity, and flotation. The average metallurgical recovery per site is reported in Table 5.
Table 5: Average gold recovery and process step
Process Step	Average Au Stage Recovery (%)
Gravity Au Recovery – LOM	42.7
Floatation Au Recovery – LOM	49.9
Overall Au Recovery – LOM	92.6
Recovery Methods
The Cariboo Gold Project will ramp up to a processing capacity of 4,900 tpd. The process includes underground crushing and conveyance to surface for ore sorting, grinding, gravity concentration, flotation, and tailings dewatering, with all mill tailings returned underground as paste backfill. Gravity concentrate is refined on-site into doré bars, while flotation concentrate is shipped offsite.
The ore is crushed underground and conveyed to the surface, where it is screened. Approximately 30% of the material bypasses ore sorting and goes directly to the fine ore silo. The remaining 70% is sorted using two ore sorters. The concentrate from sorting is crushed further and combined with fines before being sent to the grinding circuit.
Grinding is performed in a ball mill, reducing the ore to a P80 of 190 microns (“µm”). The circuit includes primary gravity concentration, which recovers a portion of gold. The remaining material is processed through flotation, including rougher, regrind, and cleaner stages. The regrind mill reduces particle size to 25 µm to improve liberation. Secondary gravity concentration is also employed, and the combined gravity concentrates are refined into doré.

Flotation concentrate is thickened and filtered before shipment. Tailings undergo a similar dewatering process and are mixed with cement use as paste backfill underground.
The concentrator will employ 84 personnel across operations, maintenance, and technical roles. Estimated annual propane consumption is 1.2 million L, and the plant’s power demand is 8.2 megawatts. Reagent and consumable usage is based on lab test data, with specific consumption rates provided for each material.
Infrastructure, Permitting and Compliance Activities
Waste Management
A WRSF with an elevation of 1,533 m and a capacity for approximately 7,940,000 cubic metres (“m3”) of waste rock storage will be built in the northern limits of the Bonanza Ledge property. The WRSF is designed to have slopes of 3H:1V with inclusion of working benches to manage erosion. This results in an overall slope of 3.3H:1V which will allow for lower bench slopes to be progressively reclaimed while upper lifts of the WRSF are being built. This will reduce the need for rehandling at closure to accommodate the closure design of the potentially acid generating (“PAG”) WRSF. Prior to construction, removal of existing PAG waste rock and overburden stockpiled materials will be carried out.
Water Management
Overall, the water infrastructure at the MSC and Bonanza Ledge areas is designed to support the water management strategy and achieve the following objectives:
•
Intercept and divert non-contact runoff: Wherever practical, non-contact water will be collected and conveyed for discharge downstream of the mining areas, to the receiving environment.

•
Manage contact water: collect contact water through a system of channels, culverts, French drains and sumps, and convey it to Sediment Control Ponds (“SCP”). Contact water is conveyed to the MSC SCP where treated and then reused to supply freshwater at the mill, with the remaining unused treated effluent being discharged directly to the Jack of Clubs Lake via a diffuser.

Where possible, existing water management infrastructure will be reused and upgraded, as needed, to meet the Project design basis requirements.
At the Bonanza Ledge area, the water management system is designed to pump and temporarily store excess water from extreme flood events in the flood management reservoir (“FMR”), located underground. This system is intended to be used in emergency situations, when water accumulating at site exceeds Bonanza Ledge area water storage capacity. Water stored temporarily in the FMR is then pumped to the water treatment plant for treatment and discharge to the receiving environment.
Water Treatment Plant
Water treatment infrastructure is a foundational element of the Project’s environmental and operational planning. Two facilities have been designed to manage contact water and mine dewatering flows throughout the life of the Project: a temporary plant at Bonanza Ledge and a permanent facility at the MSC. Each system aligns with the phased development approach and is tailored to the site’s specific hydrological, climatic, and regulatory conditions.
The Bonanza Ledge Water Treatment System (“WTP”) will support initial construction and early underground development activities during Stage 1 (construction). This interim system includes chemical precipitation using barium hydroxide, clarification, and multimedia filtration, followed by advanced membrane treatment. The membrane system features ultrafiltration and nanofiltration (“NF”) or reverse osmosis, with NF currently favored to avoid the need for post-treatment remineralization. A separate, small-scale Moving Bed Biofilm Reactor (“MBBR”) is also in operation at Bonanza Ledge to supplement nitrogen removal; however, it is not integrated into the main plant flow or design capacity. The Bonanza Ledge WTP is scheduled for decommissioning upon full commissioning of the MSC facility.
The MSC WTP, scheduled for activation in Stage 2 (operation), will serve as the primary long-term treatment system. With a design flow of up to 800 m³/h, it incorporates High-Density Sludge precipitation for metals and solids removal, biological treatment using MBBRs for nitrogen species, and polishing filtration. Treated water will be reused within site operations where feasible, with surplus volumes discharged to Jack of Clubs Lake via a submerged diffuser system. The MSC WTP is designed to remain in operation through closure and into post-closure care, supporting ongoing compliance and water quality management.
Both treatment systems are engineered to accommodate extreme climatic conditions, including cold weather and seasonally variable flows. Design features such as redundant pumping capacity, heat tracing, and modular construction support resilience and reliability. The water treatment program is fully integrated within the Project’s site-wide water management strategy and is critical to achieving environmental discharge objectives and sustaining mine operations.
Water Treatment Conveyance Infrastructure
The Project will utilize pump stations and pipe systems to meet the water treatment conveyance requirements. The pumping stations and pipeline systems are designed to transfer water directly or indirectly to the water treatment plants from water storage infrastructure. Pump stations will consist of a range of submersible and centrifugal pumps, varying in size and capacity. These pumps were sized to meet site-specific flow rate and pressure requirements. Larger pumps were utilized for high volume fluid transfer and dewatering operations, while smaller units provided precise control in lower-demand areas. This approach allowed for efficient, scalable pumping solutions adaptable to seasonal flow conditions forecasted. A wide range of High-Density Polyethylene pipe diameters and pressure ratings were utilized to match the varying flow rate and pressure requirements across the different pipeline systems. Pipe sizes were selected based on hydraulic performance criteria, ensuring optimal flow velocity and minimal head loss, while pressure classes were chosen to withstand the specific operating conditions of each pipeline segment. This approach ensured reliability, efficiency, and long-term durability of the piping network under diverse service demands.
Substation and On-site Distribution
The transmission line and Mine Site substation will provide the required electrical power at 69 kV, based on what is available at the Barlow Substation. The Mine Site substation will be designed to 138 kV to accommodate future loads but will initially operate at 69 kV. The transmission line will require a step-up substation to meet the future case.
Mine Site Infrastructure
The MSC will include the following infrastructure:
•
Access roads, bridge, parking lots, security gate;

•
Mine surface infrastructure inclusive of portal, mine ventilation and heating infrastructure;

•
Concentrator;

•
Office complex including office space and mine dry facilities;

•
Surface water management infrastructure;

•
MSC WTP and treated effluent discharge through an effluent diffuser;

•
69 kV to 13.8 kV electrical substation;

•
Fuel systems (diesel and gas storage and distribution);

•
Raw water well and potable water treatment plant and distribution system;

•
Sewage Treatment system;

•
Bridge to allow access to the MSC area.

Environmental and Permitting
Regulatory Context and Environmental Studies
Environmental baseline studies and modelling for the Project have been undertaken in the following areas: air quality, terrain and soils, vegetation, wildlife and wildlife habitat, climate and physiography, fisheries and aquatic resources, surface water, and groundwater. In addition, ODV has established environmental monitoring plans for a suite of valued components to respond to regulatory requirements and best management practices for the Project.
The Project is composed of three main components:
•
The Mine Site, including the MSC, and the Bonanza Ledge Site (together referred to as the “Mine Site”);

•
The Transportation Route;

•
The Transmission Line.

The Project received an Environmental Assessment Certificate (“EAC”), Certificate #M23-01, on October 10, 2023, and Schedule B of the certificate lays out the conditions of the approval under 22 separate sections. The Mines Act permit, M-247, was received on November 20, 2024 and the Environmental Management Act permits, PE-17876 for Bonanza Ledge and PE-111511 for the MSC, were received on December 11, 2024.
The permitting process for the Transmission Line is being overseen by the Ministry of Water, Land and Resource Stewardship who is running a coordinated process for all authorizations required for the Transmission Line. The permits required to authorize the construction of the Transmission Line are anticipated to be granted in 2025.
Amendments to the EAC and other permits will be required to authorize changes in the Cariboo Gold Project described in Chapter 1 of the Cariboo Technical Report.
Considerations of Social and Community Impacts
Since 2016, ODV has been undertaking meaningful and transparent engagement with Indigenous nations, the public, local community members, provincial and local government agencies and other stakeholders, and this engagement is ongoing. Relationships have been developed and maintained with three Participating Indigenous nations, Lhtako Dené Nation, Xatśūll First Nation, Williams Lake First Nation, and ODV intends to continue building on these relationships through all phases of the Project.
Mine Reclamation and Closure Plan
ODV has prepared various Reclamation and Closure Plans (“RCP”) for the Project to detail how the sites will be reclaimed to a safe, stable, and non-polluting condition. Detailed RCPs were provided in support of the Mines Act application which received approval in late 2024. RCPs will continue to be updated as mine plans evolve, regulatory guidelines change, and in accordance with permit requirements. The Project footprint has been divided into Master Areas to reflect disturbance type and proposed end land use. Detailed closure and reclamation prescriptions have been provided to the regulators for each Master Area.
Permitting and Required Approvals
BC Environmental Assessment Regulations
The Project completed an environment assessment under the BCEAA (2018) and was awarded EAC #M23-01 on October 10, 2023.
The assessment of the Project’s potential effects specifically targets the valued components (“VCs”) of the environment that may be affected by the Cariboo Gold Project, and the priorities of the participating Indigenous nations, the public, local governments, provincial and federal government agencies, and stakeholders. VCs are defined as fundamental elements of the physical, biological, or socio-economic (human) environment, including the air, water, soil, terrain, vegetation, wildlife, fish, economy, health, heritage, and land use components that may be affected by a proposed project.
Any significant changes in the way the Cariboo Gold Project will be undertaken will require an amendment to the EAC, which is expected based on the changes described in this study update. Amendments to the EAC are categorized into three categories: simple, typical or complex. It is anticipated that the changes will fall into the typical category, as they are technical in nature and will result in a change to the way the Project will be implemented. This will be confirmed with BC Environmental Assessment Office. The amendment application will assess how the proposed changes alter the Project’s predicted impacts on the VCs.
Federal Permits, Approvals, Licenses and Authorizations
Below is a list of federal permits, approvals and authorizations that could potentially be applicable to the Cariboo Gold Project. ODV does not currently hold any federal permits in relation to their operations in the Project area.
•
Fisheries Act Authorization

•
Migratory Birds Convention Act Authorization

•
Navigation Protection Program Notification and/or Approval

•
Species at Risk Act Authorization

•
Explosive Licenses and Permits

•
Transportation of Dangerous Goods Regulation

Provincial Permits, Approvals and Licenses
Below is a list of provincial permits, approvals and licenses that could potentially be applicable to the Cariboo Gold Project. ODV holds a valid mining lease for the Mine Site.
•
Mines Act Permit

•
Effluent Discharge Permit

•
Emissions Discharge Permit

•
Refuse Permit and Waste Storage Approval

•
Heritage Conservation Act Permit

•
Heritage Conservation Act Concurrence Letters

•
License of Occupation

•
Statutory Right of Way

•
Wildlife Act Permit

•
Sewer System Regulation Approval

•
Construction Permit for a Potable Water Well

•
Water System Construction Permit

•
Drinking Water System Operations Permit

•
Short term Use of Water Permit (Water Sustainability Act, Section 10)

•
Change of Approval (for changes in and about a stream) (Water Sustainability Act, Section 11)

•
Water License (Diversion, storage, and use of water) (Water Sustainability Act, Sections 7 and 9)

•
Licenses to Cut and Special Use Permit

•
Industrial Access Permit

•
Permit for regulated activities

•
Explosives Magazine Storage and Use Permit

A Mines Act permit approving the mine plan and reclamation program is required for the Project, as well as amendments to existing provincial permits (e.g., Mines Act and Environmental Management Act) for the Bonanza Ledge Site. The Joint Permit Application and Ancillary Permit Application packages were submitted on May 31, 2023. The Mines Act permit was received November 21, 2024, with the Environmental Management Act permits received December 11, 2024. Other ancillary authorizations are expected in early 2025.
In addition, two pieces of provincial climate action legislation have direct impacts on the Project and could impact the operation of the Project. The Climate Change Accountability Act, 2019 (Government of BC, 2019a) and the Greenhouse Gas Industrial Reporting and Control Act, 2016 (Government of BC, 2014) and associated reporting regulations. The Project is expected to have annual direct GHG emissions exceeding 25,000 tonnes of carbon dioxide equivalent, meaning that it would be subject to both the emissions reporting and verification requirements in the above Acts.
Local Government Permits
The Project facilities include areas within the jurisdictions of the CRD and Wells, for the Mine Site specifically. Both jurisdictions have passed bylaws that may pertain to Project activities/operations and property ownership or business operations, including:
•
CRD Invasive Plant Management Regulation Bylaw, No. 4949, 2015, regarding the management of invasive plants;

•
CRD Untidy and Unsightly Premises Regulatory Bylaw, No. 4628, regarding the management of untidy/unsightly properties;

•
District of Wells Noise Control Bylaw, No. 93, 2018 limiting hours of noise during construction; and

•
District of Wells Traffic and Streets Bylaw, No. 68, addressing traffic and provides load and size restrictions.

Other Wells bylaws are applicable to utility connections and municipal service fees related to property development (water, sewer, garbage, etc.). These bylaws would be addressed through direct applications with the Wells as required.
Capital and Operating Costs Estimates
Capital Costs
The total initial capital costs for the Project are estimated to be $881M. The total sustaining capital cost is estimated to be $525M. These estimates include the addition of certain contingencies and indirect costs. The cumulative LOM capital expenditure (“CAPEX”), including initial and sustaining capital is estimated to be $1,406M. The Project’s site reclamation and closure costs are estimated at about $135M and its salvage value is expected to be about $36M.
The overall capital cost estimate developed in this FS generally meets the American Association of Cost Engineers Class 3 requirements. The capital cost estimate was compiled using a mix of quotations and budgetary quotations, database costs, and database factors. Items such as sales taxes, land acquisition, permitting, licensing, feasibility studies, and financing costs are not included in the cost estimate.

Table 6: Capital costs summary
WBS	Cost Area	Initial Capital Cost ($ million)	Sustaining Capital Cost ($ million)	Total Cost ($ million)
000	Surface Mobile Equipment	—	—	—
200	Underground Mine	313	397	710
300	Water and Waste Management	98	24	123
400	Electrical and Communication	19	0	19
500	Surface Infrastructure	42	1	43
600	Process Plant – Wells	180	0	180
700	Construction Indirect Costs	95	0	95
900	Contingency (16.5)%	72	4	76
	Total	819	426	1,246
	Pre-production Revenue	-150	0	-150
	Pre-production Operating Costs	212	0	212
	Salvage Value	0	-36	-36
	Site Reclamation and Closure	0	135	135
	Project Total	881	525	1,406
All capital costs for the Cariboo Gold Project have been distributed against the development schedule to support the economic cash flow model. Figure 1 presents the planned annual and cumulative LOM capital cost profile.
Figure 1: Annual and cumulative Project capital costs
Operating Costs
The operating cost estimate was based on multiple sources, such as budget quotations, in-house data, and ODV’s projected salary chart. The operating cost expenditure (“OPEX”) estimate is based on a combination of experience, reference projects, quotes, and budgetary quotes and factors appropriate for an FS study. The target accuracy of the operating costs is ±15%. No cost escalation or contingency has been included within the operating cost estimate.
The average operating cost over the 10-year mine life is estimated to be $110.7 per tonne mined. Total LOM and unit operating cost estimates are summarized and shown on a percentage basis in Table 7. Mining costs are presented inclusive of costs related to the paste fill binder costs (i.e., underground). Processing costs are presented inclusive of the surface paste fill plant operating costs (i.e., surface).
Table 7: Total operating cost breakdown
Area	Cost Area Description(1)	LOM unit cost ($/t processed)	LOM ($ million)	Annual average cost ($ million/year)	Average LOM ($/oz)	OPEX (%)
200	Underground mining	62.3	1,080	98	570	56
300	Water and waste management	5.0	86	8	45	4
400	Electrical transmission line	4.9	86	8	45	4
600	Processing	23.2	403	37	213	21
800	General and administration	15.4	266	24	141	14
	Total	110.7	1,921	175	1,014	100%

Note:
(1)
Underground mining, Water and Waste Management, Processing and G&A operating cost do not include a portion of the expenditures which have been capitalized — refer to Section 21.1.4.10 of the Cariboo Technical Report.

It is anticipated that 525 employees (staff and labour) will be required during the peak of operations. Table 8 provides a summary of labour in all areas.
Table 8: Summary of maximum personnel per phase
Area	Activity	Construction	LOM
General and administration	Mine administration	13	15
	Logistics	4	4
	Finance	9	10
	Information technology	36	46
	Human resources	35	37
	Subtotal	97	112
Underground mine	Staff and supervision	16	16
	Operations	193	200
	Maintenance and services	74	94
	Subtotal	283	310
Process plant	Staff and supervision	9	16
	Operations	20	40
	Maintenance and services	16	32
	Subtotal	45	88
Water and waste management	Operations	15	15
	Subtotal	15	15
Construction	Construction Staff	129	0
Total		613	525
Project Economics
The economic assessment of the Project was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on consensus equity research on long-term commodity price projections in United States dollars and cost estimates in the currency in which they are incurred. An exchange rate of USD 0.74 per CAD 1.00 was assumed to convert United States Dollar (“USD”) projections and particular components of the capital cost estimates into Canadian Dollars (“CAD”). The base case gold price is

USD 2,400 per ounce (“USD/oz”). No provision was made for the effects of inflation. Current Canadian tax regulations were applied to assess the corporate tax liabilities, while the most recent provincial regulations were applied to assess the BC mining and carbon tax liabilities.
The economic analysis presented in this section contains forward-looking information with regards to the Mineral Resource Estimates, commodity prices, exchange rates, proposed mine production plan, projected recovery rates, operating costs, construction costs, and project schedule. The results of the economic analysis are subject to several known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented here. OR Royalties retains a 5.0% net smelter return royalty on the Project.
The input parameters used and results of the financial analysis are presented in Table 9. And the financial analysis summary is presented in Table 10.
The pre-tax base case financial model resulted in an internal rate of return (“IRR”) of 26.5% and a net present value (“NPV”) of $1,371.4M using a 5% discount rate. The pre-tax payback period after start of operations is 2.6 years. On an after-tax basis, the base case financial model resulted in an IRR of 22.1% and a NPV of $943.5M using a 5% discount rate. The after-tax payback period after start of operations is 2.8 years. The AISC including royalties over the LOM are USD1,157/oz.
Table 9: Financial analysis assumptions
Description	Unit	Value
Long Term Gold Price	USD/oz	2,400
Exchange Rate	USD:CAD	0.74
Discount Rate	%	5.0
Mine Life	year	10
Total Ore Mined	Mt	17.8
Average Gold Grade	g/t	3.62
Overall Gold Metallurgical Recovery	%	92.6
Gold Recovered in Doré	koz	884.0
Gold Recovered in Flotation Concentrate	koz	1,033.5
Flotation Concentrate Produced	kt	240.8
Underground Mining Operating Cost	$/t	62.25
Processing Operating Cost	$/t	23.21
Waste and Water Management Operating Cost	$/t	4.97
Electrical Transmission Line Operating Cost	$/t	4.93
General and Administrative Operating Cost	$/t	15.36
Total Operating Cost	$/t	110.73
Royalties	% NSR	5.0
Initial Capital Cost	$M	880.8
Sustaining Capital Cost	$M	426.1
Reclamation Cost	$M	134.8
Salvage Value	$M	-36.0
Table 10: Financial analysis results
Description		Unit	Value
Pre-tax	Net Present Value (0% discount rate)	$M	2,216.1
	Net Present Value (5% discount rate)	$M	1,371.4
	Internal Rate of Return	%	26.5
	Simple Payback Period	year	5.6
	Payback Period (after start of operations)	year	2.6

Description		Unit	Value
After-tax	Net Present Value (0% discount rate)	$M	1,577.4
	Net Present Value (5% discount rate)	$M	943.5
	Internal Rate of Return	%	22.1
	Simple Payback Period	year	5.8
	Payback Period (after start of operations)	year	2.8
A financial sensitivity analysis was conducted on the Project’s after tax NPV and IRR using the following variables: capital cost (pre-production and sustaining) operating costs, USD:CAD exchange rate, and the price of gold.
The graphical representations of the financial sensitivity analysis on NPV and IRR are depicted in Figure 2 and Figure 3. The sensitivity analysis reveals that the USD:CAD exchange rate and gold price have the most significant influence on both NPV and IRR compared to the other parameters, based on the range of values evaluated. After the USD:CAD exchange rates and gold price, NPV was most impacted by changes in operating costs and then, to a lesser extent, capital costs. After the USD:CAD exchange rate and gold price, the Project’s IRR was most impacted by variations in capital costs and to a lesser extent, by the operating costs. Overall, the NPV of the Project is positive over the range of values used for the sensitivity analysis.
Figure 2: After-tax sensitivity analysis — Net present value (NPV)
Figure 3: After-tax sensitivity analysis — Internal rate of return (IRR)

Project Schedule and Organization
The Project will be developed by ODV. Construction activities have been broken out to be carried out prior to construction to support infrastructure upgrades allowing for water treatment and conveyance. Construction and pre-production will occur over a total of 30-months, commencing Q3 Year -3 with completion expected to be achieved Q2 Year -1. Final product of construction will be a 4,900 tpd concentrator building with supporting infrastructures producing gold flotation concentrate and doré, which will be transported to port to ship.
The Project’s organization and construction execution philosophy benefits from certain existing facilities, expansion of the Ballarat camp, and experience gained with the current operations at the Bonanza Ledge site.
The Integrated Owner’s Team has the personnel and experience to bring the Project from exploration through production. All upcoming Project activities, including detailed engineering, procurement, pre-production, and construction will be under the direction of the Vice-President Project Development of ODV.
Preconstruction activities allow for early works to be completed while utilizing the existing Ballarat camp infrastructure with a current capacity of 76 beds. Before construction ramps up, the camp will be expanded with additional dorm units increasing capacity to 264 beds.
The major Project activity milestones are presented in Table 10.
Table 10: Key milestones
Activity	Date
Main Construction Permits	COMPLETE
Construction Start – Surface & Underground	0 months
Earthworks Completed	10 months
Process Plant Mill Building	24 months
Underground Crushing Completed	24 months
First Ore & Process Plant C3	24 months
Full Production Reached	34 months
69 kV/138 kV Powerline	19 months
69 kV/138 kV Substation	19 months
Crusher Stations	24 months
First Production Stoping	24 months
Interpretations and Conclusions
The Cariboo Technical Report was prepared by BBA and other experienced consultants for ODV to demonstrate the economic viability of developing the Project resources as an underground mine, with a new processing plant facility at the MSC. This Report provides a summary of the results and findings from each major area of investigation. Standard industry practices, equipment, and processes were used. To date, the QPs are not aware of any unusual or significant risks or uncertainties that could materially affect the reliability or confidence in the Project based on the information available or as discussed in this Report.
The results of the Report indicate that the proposed Project has technical and financial merit using the base case assumptions. The QPs consider the Cariboo Technical Report results sufficiently reliable and recommend that the Project be advanced to next stage of development through the initiation of detailed engineering.
The following conclusions are based on the QPs detailed review of all pertinent information: The following conclusions are based on the QPs detailed review of all pertinent information:
•
The results demonstrate the geological and grade continuities for all eight gold deposits in the Cow-Island-Barkerville Mountain Corridor.

•
In underground scenario, the Project contains an estimated Measured Mineral Resource of 8,000 oz of gold, an Indicated Mineral Resource of 1,604,000 oz, and an Inferred Mineral Resource of 1,864,000 oz. These Mineral Resources are exclusive of the Reserves.

•
The Mineral Resource Estimates have not been updated since the 2022 FS MRE as there has been no new drilling; however, there has been mining depletion for Lowhee and changes to the cut-off grade assumptions.

•
The LOM has a 10-year mine life at maximum production rates of 4,900 tpd. Production ramps-up to steady state of 4,900 tpd is achieve by Q2 Year 1.

•
The Project mine layout demonstrates a development intensive stope access requirement and therefore has a high development metre per tonne of mineralized material ratio. These factors may pose a challenge to successful implementation of the mine plan given the restrictive geotechnical parameters and intrinsically lower productivities of the mining method. However, through diligent planning and adherence to proper work procedures, sufficient active headings and stoping areas should meet daily production requirements.

•
The Project process plant is designed with a comprehensive and integrated flowsheet that emphasizes efficiency, recovery, and environmental responsibility. From underground crushing to doré production, each stage of the process is engineered to maximize gold recovery while minimizing waste and environmental impact. The use of advanced ore sorting, gravity concentration, and flotation technologies ensures high recovery rates, while the paste backfill system supports sustainable tailings management. Based on the test work results and the proposed mining plan at the time, the overall projected Au recovery is 92.6%.

•
Overall, the water infrastructure at the MSC and Bonanza Ledge areas supports the site’s water management strategy and achieves the following objectives:

•
Intercept and divert non-contact runoff;

•
Collect and manage contact water through water treatment.

•
WTP configurations account for highly variable seasonal flows, challenging influent chemistry (including metals and nitrogen species), and resilience to extreme cold and storm events. Features such as redundant pumping, heat tracing, storage capacity, and process flexibility are built into both facilities to ensure compliance and continuity of operations. The water treatment strategy is fully integrated with the broader site water management system, and key performance objectives include meeting provincial discharge limits, minimizing reagent usage, and ensuring long-term environmental protection during post-closure monitoring and care.

•
The environmental baseline work completed to date, in addition to ongoing environmental monitoring requirements in the EAC, Mines Act Permit, and Environmental Management Act Permits, is sufficient to support this FS update.

•
The information and assumptions used in the design of the MSC, and Bonanza Ledge are sufficient to support a FS. Further work is underway and recommended to support subsequent detailed engineering phase.

•
The total capital costs (initial and sustaining) for the Project were estimated at $1,406M, and the average operating costs over the 10-year mine life is estimated to be $110.7/t mined. The AISC including royalties over the LOM are USD $1,157/oz.

•
The financial analysis performed as part of this revised FS using the base case assumptions results in an after-tax NPV 5% of $943M and an internal rate of return of 22.1% (base case exchange rate of 0.74 CAD for 1.00 USD). The average base case LOM free cash flow of $158M and the payback period after start of commercial production is 2.8 years.

The QPs consider the FS to be reliable, thorough, based on quality data, reasonable hypotheses, and parameters compliant with NI 43-101 requirements and CIM Definition Standards.

Risks and Opportunities
An analysis of the results of the investigations has identified a series of risks and opportunities associated with each of the technical aspects considered for the development of the Cariboo Gold Project.
Potential Risks
The most significant potential risks associated with the Cariboo Gold Project are:
•
The planned daily mining production rate may be difficult to achieve due to geological continuity issues, geotechnical issues, possible interaction of equipment, automation constraints, and other potential slowdowns resulting in a longer mining cycle time;

•
Risks related to paste backfill, including:

•
Unrecorded historical workings may be encountered, leading to delays and higher paste fill costs;

•
Paste backfilling of old voids takes longer than planned, delaying development;

•
Insufficient void is available underground for paste backfill, risking use of contingency void storage, and at a worst case, plant shutdown until emergency storage plan takes effect.

•
Ground conditions may be worse than anticipated, leading to dilution, lower grades, and delays;

•
Greater water inflow than anticipated leading to an increase in water pumping and treatment capital and operational costs;

•
The underground mine water quality is not represented by groundwater samples collected from deep mine workings, and then the influent predictions may not be representative, and the water treatment design may need to be re-evaluated;

•
The ore sorter mass pull is lower than the design value. The amount of ore sorter waste sent to underground will then increase, requiring increased use of void space, leading to the requirement to drop the overall recovery;

•
Ammonia and Nitrate concentration fluctuations for the WTP causing potential starvation of the biological community in the MBBR;

•
The inability to locate an appropriate borrow source for aggregate material near the Mine Site could increase the construction cost and environmental impact of the Project due to transporting the material over a greater distance;

•
Risk of load exceeding the allowance, mitigated by power factor correction and scalable distribution equipment;

•
Schedule risk related to amended permit- changes proposed to the project will require amendments to existing certificates and permits. Timelines for regulatory processes may be lengthy and could impact construction and operational schedule targets. Several of the previous noted risks are common to most mining projects, many of which may be mitigated, at least to some degree, with adequate engineering, planning, and pro-active management.

Key Opportunities
There are several opportunities that could improve the economics, timing, and/or permitting potential of the Cariboo Gold Project. The key opportunities that have been identified at this time are as follows:
•
Surface and underground definition diamond drilling resulting in potential to upgrade Inferred resources to the indicated category;

•
The planned processing plant and surface infrastructure design have been strategically optimized to accommodate potential future expansion options.

•
Assessing the economic viability of extracting ore from geotechnical Class 5 category using a selective mining method, such as cut-and-fill leading to increase in Project value;

•
Dispose of rougher flotation tailings co-mingled with the ore sorter and development waste on surface increasing flexibility and recovery;

•
Addition of a step-up substation to allow the transmission line to expand to 138 kV to access more load for potential expansion;

•
Opportunity to blend contract for scopes of similar disciplines of work in the request for proposal process.

Recommendations
Based on the results of the 2025 FS, the QPs recommend that the Project move to an advanced phase of development, which would involve detailed engineering and that Project execution activities commence at ODV’s discretion to ensure construction readiness.
It is also recommended that ODV do additional work on the regional and local exploration to define potential expansions to the project footprint, and covert internal inferred resources to extend LOM. The proposed work budget includes regional surface drilling and local infill drilling from underground. The budget amounts to approximately $55M.
In summary, the QPs recommend that ODV executes the work planned as outlined below, which includes, but is not limited to:
•
The detailed engineering and construction schedule including the purchase of long lead time equipment, advance various construction readiness activities;

•
Undertake exploration drilling with the objective of converting Inferred Mineral Resources within and around the mine area to Mineral Reserves;

•
Define additional potential Mineral Reserves that could feed into the current or expanded mineral processing facilities;

•
Detail mine planning, characterization and testing related to paste flow loop, as well as early supplier engagement;

•
Perform additional test work will support a more comprehensive understanding of the lithological influence on metallurgical performance;

•
Conduct a sensitivity analysis for parameters of concern for water quality/balance and reduce uncertainty related to inputs for parameters of concern, if possible;

•
Commence with preparation for surface infrastructure.

A work program budget summarized in Table 11 has been developed based on the Project needs and the QP’s recommendations described above. The work program includes additional and included activities to advance the Project through detail engineering and construction.
Additional and full recommendations and further details on those can be found in Chapter 26 of the Cariboo Technical Report.

Table 11: Work Program Budget
Work Program Recommendations	Cost Estimate ($000s)
Use of Proceeds
Drilling & Geology
Regional Exploration Drilling – Proserpine (12,900 m)	6,500
Regional Exploration Drilling – Cariboo Hudson (10,000 m)	5,000
Regional Exploration Drilling – Yanks Peak (6,300 m)	3,000
Underground Infill Drilling (100,000 m)	30,000
Drilling & Geology Total	45,000
Mine Design & Geotechnical
Underground Major Infrastructure Detailed Geotechnical Characterization	250
Site Specific In Situ Stress Measurements	50
Crown Pillar Definition	150
Detailed Construction Mine Plan	350
Detailed Underground Infrastructure Engineering	500
Supplier Engagement	15
Underground Crushing and Material Handling Detail Engineering and Modelling	350
Paste Mixture Flow Loop Testing	50
Mine Design & Geotechnical Total	1,715
Mineral Processing & Metallurgy
Variability Testing	800
Fines Testing	100
Full Process Pilot	500
Equipment Specific Testing	200
Paste USC Testing	100
Mineral Processing & Metallurgy Total	1,700
Water Balance & Water Quality
EDF Management Planning	50
Hydrogeological Model Calibration	250
Expanded Water Balance Model	350
Mine Pool Characterization	25
Add Discharge Nodes, Calibrate and Add Sensitivities to the Model	200
Water Balance & Water Quality Total	875
Surface Infrastructure
MSC Access Road Testing and Engineering	150
MSC Site Preparation	50
Bonanza Ledge WRSF	150
MSC Foundation	50
Surface Water Management Detail Engineering	250
MSC Sediment Pond	350
Construction Housing	25
MSC WTP Detail Engineering and Pilot Testing	4,500
Power Supply Engineering and Permitting	700
Surface Infrastructure Total	6,225
Environment and Permitting
Permitting Change Assessment	250
Environment & Permitting Total	250
Total	55,765

THE CORPORATION
The Corporation was incorporated on June 13, 2006 under the Business Corporations Act (British Columbia) (the “BCBCA”). It subsequently changed its name from “Ringbolt Ventures Ltd.” to “North American Potash Developments Inc.” on November 3, 2011 and further changed its name from “North American Potash Developments Inc.” to “Barolo Ventures Corp.” on September 20, 2018.
On November 23, 2020, in connection with the spinout transaction by OR Royalties and the transfer of certain mining properties and marketable securities by OR Royalties (the “Contributed OR Royalties Assets”), which resulted in a reverse takeover of the Corporation (formerly Barolo Ventures Corp.) by OR Royalties (the “RTO”), the Corporation filed articles of amendment to consolidate the Common Shares on the basis of one post-consolidation Common Shares for each 60 pre-consolidated Common Shares (the “RTO Consolidation”) and filed articles of amendment to change the name of the Corporation from “Barolo Ventures Corp.” to “Osisko Development Corp.” On November 25, 2020, the Corporation announced the completion of the RTO. For additional information regarding the RTO, the Contributed OR Royalties Assets, RTO Consolidation, the Corporation and its business, please refer to the Annual Information Form incorporated by reference herein.
Subsequent to the RTO, the Corporation continued from under the laws of Province of British Columbia under the BCBCA to the laws of Canada under the Canada Business Corporations Act. On December 2, 2020, the Common Shares resumed trading with the completion of the RTO under the symbol “ODV” on the TSXV. ODV is a reporting issuer in each of the provinces of Canada. On May 27, 2022, the Corporation’s Common Shares commenced trading on the NYSE.
The Corporation’s registered and head office is located at 1100 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 2S2.
THE BUSINESS OF THE CORPORATION
ODV is focused on the acquisition, exploration and development of precious metals resource properties in Canada, the United States and Mexico. Its flagship mining asset is the Cariboo Gold Project, located in the District of Wells, British Columbia, Canada. ODV’s project pipeline is complemented by its interest in the Tintic Project (Trixie Mine), located in Utah, U.S.A. See “Technical Information” for more details for more details on the Cariboo Gold Project. As of the date of this Prospectus, the Corporation considers the Cariboo Gold Project to be its only material property for the purposes of NI 43-101.
For additional information regarding the Corporation and its business, please consult the Annual Information Form incorporated by reference herein, which has been filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the Corporation’s issuer profile.
RECENT DEVELOPMENTS
The following is a summary of the significant developments of the Corporation which have occurred since March 28, 2025, being the date of the Annual Information Form.
On June 11, 2025, the Corporation announced the filing of the Cariboo Technical Report.
On June 16, 2025, the Corporation announced the appointment of Susan Craig to the board of directors as an independent director.
On July 7, 2025, the Corporation announced (i) positive results from bulk tonnage ore sorting testwork at the Cariboo Gold Project and (ii) a correction to the initial news release announcing positive results from the bulk tonnage ore sorting testwork at the Cariboo Gold Project.
On July 21, 2025, the Corporation announced that it had secured from Appian Capital Advisory Limited (“Appian”) a US$450 million financing facility (the “Appian Facility”) to support the development of the Project. The Appian Facility provides for an initial draw of US$100 million, of which (i) US$25 million will be used to repay an existing credit facility with National Bank of Canada and National Bank Financial Markets, and (ii) US$75 million will be used to fund pre-construction development, construction, operational activities and working capital requirements for the Project. The Corporation may make subsequent draws for the remaining US$350 million under the Appian Facility. The facility will mature on the earlier of July 21, 2033, if subsequent draws are made, or July 21, 2028, if no subsequent draws are made. The initial draw bears interest at 3-month SOFR + 9.50% (floor of 2.00%), with interest payable in cash or PIK for 12 months. Subsequent draws bear interest at 3-month SOFR + 7.50%. In connection with the Appian Facility, the Corporation has granted Appian with 5,625,031 Common Share purchase warrants as loan bonus.
On August 15, 2025, the Corporation announced that it had completed a private placement of 99,065,330 units of the Corporation at a price at a price of US$2.05 per unit for aggregate gross proceeds of approximately US$203 million (the “August 2025 Offering”), comprising of: (i) a “bought deal” brokered private placement of 58,560,000 units for gross proceeds of approximately US$120 million and (ii) a non-brokered private placement of 40,505,330 units for gross proceeds of approximately US$83 million. Each unit was comprised of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder thereof to purchase one Common Share at a price of US$2.56 per Common Share on or prior to August 15, 2027, subject to acceleration in certain circumstances. Double Zero Capital LP (“Double Zero”) subscribed for approximately US$75 million of units under the August 2025 Offering and became an insider of the Corporation. In connection with such subscription, the Corporation and Double Zero Capital LP entered into an investor rights agreement dated August 15, 2025 (the “Double Zero IRA”). Pursuant to the Double Zero IRA, the Corporation agreed, among other things, to provide Double Zero with rights to nominate one director to the board of directors of the Corporation, customary pre-emptive rights and top-up rights in respect of certain acquisitions.
On October 29, 2025, the Corporation announced that it had completed a brokered private placement of an aggregate of 15,409,798 Common Shares for aggregate gross proceeds of approximately $82.5 million (the “October 2025 Offering”). Pursuant to the October 2025 Offering, the Corporation issued: (i) 8,616,000 Common Shares for aggregate gross proceeds to the Corporation of $49,999,980, pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”), as amended by Coordinated Blanket Order 45-935 — Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “LIFE Exemption”), comprising of: (a) 2,990,000 Common Shares that will qualify as “flow-through shares” (as defined in subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”)) (the “National FT Shares”) at a price of $6.69 per National FT Share for gross proceeds to the Corporation of $20,003,100; (b) 1,444,000 Common Shares that will qualify as “flow-through shares” (as defined in subsection 66(15) of the Tax Act) to certain eligible British Columbia resident subscribers (the “BC FT Shares”) at a price of $6.93 per BC FT Share for gross proceeds to the Corporation of $10,006,920; and (c) 4,182,000 Common Shares at a price of $4.78 per Common Share for gross proceeds to the Corporation of $19,989,960, and (ii) 6,793,798 Common Shares at a price of $4.78 per Common Share for gross proceeds to the Corporation of $32,474,354.44 pursuant to available exemptions under NI 45-106, other than the LIFE Exemption.
On November 3, 2025, the Corporation announced the appointment of Scott Smith as Vice President, Exploration of the Corporation effective November 1, 2025.
On November 24, 2025, the Corporation announced it has entered into a securities purchase agreement dated November 21, 2025 with Axo Copper Corp. (“Axo”), pursuant to which the Corporation will divest its interest in the San Antonio Project to Axo in consideration for 15,305,536 common shares of Axo.
CONSOLIDATED CAPITALIZATION
The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Corporation since the date of the Corporation’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

SECONDARY OFFERING BY SELLING SECURITYHOLDERS
This Prospectus may also, from time to time, relate to the secondary offering of the Securities by one or more Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:
•
the name or names of the Selling Securityholders;

•
the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

•
the number or amount of Securities being distributed for the account of each Selling Securityholder;

•
the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation’s outstanding Securities;

•
whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

•
if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities;

•
if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

•
if applicable the disclosure required by Item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement; and

•
all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS
The net proceeds to the Corporation from any offering of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.
There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including the risk factors set forth in the applicable Prospectus Supplement and the documents incorporated by reference herein and therein.
As outlined in the Annual Financial Statements and the Interim Financial Statements, the Corporation currently has a negative operating cash flow, which may continue for the foreseeable future. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved (if at all) at the Cariboo Gold Project. As a result, certain of the net proceeds from any offerings under any applicable Prospectus Supplement may be used to fund such negative cash flow from operating activities in future periods. See “Risk Factors — Negative Operating Cash Flows”.
The Corporation will not receive any proceeds from any sale of Securities by any Selling Securityholder. See “Secondary Offering by Selling Securityholders”.
Milestones and Objectives
The table below outlines the key milestones, estimated timing and costs in respect of Cariboo Gold Project for the next 12 months from the date of this Prospectus and also includes milestones and costs of the work program from the Cariboo Technical Report required to advance the Cariboo Gold Project to the next phase. These milestones and estimates are based on the Corporation’s reasonable expectations and reasonable courses of action and current assumptions and judgment.
Milestones for Material Projects	Expected Timing of Completion	Estimated Total Costs Required	Anticipated Remaining Costs
Cariboo Technical Report
Underground Infill Drilling	Q1 2026	$5,600,000(1)	$2,600,000
Regional Exploration Drilling(2)	Q4 2026	$14,500,000	$14,500,000
Mine Design & Geotechnical	Q3 2026 / Early Q4 2026	$1,715,000	$1,715,000
Mineral Processing and Metallurgy	Q3 2026 / Early Q4 2026	$1,700,000	$1,700,000
Water Balance & Water Quality	Q3 2026 / Early Q4 2026	$875,000	$875,000
Surface Infrastructure	Q3 2026 / Early Q4 2026	$6,225,000	$6,225,000
Permitting Change Assessment	Q3 2026 / Early Q4 2026	$250,000	$250,000
Subtotal			$27,865,000(3)
Anticipated Additional Work relating to the Cariboo Gold Project
Additional Regional Exploration Drilling	Q4 2026	—	$15,500,000
Additional support costs for Cariboo Gold Project over the next 12 months(4)(5)	Until Q4 2026	—	$64,070,000
Additional expenditures for Cariboo Gold Project over the next 12 months	Until Q4 2026	—	$193,994,000
Subtotal			$273,564,000
Total			$301,429,000

Notes:
(1)
Amount represents the estimated underground drilling over the next twelve months. This milestone corresponds to the Cariboo Technical Report in the amount of $30,000,000 expected to be spent on underground drilling over the life of mine.

(2)
Includes regional drilling for Proserpine, Cariboo Hudson and Yanks Peak.

(3)
The variance between the subtotal and the work program in the Cariboo Technical Report is in respect of the portion of underground drilling expected to be completed beyond the next twelve months and over the life of mine which is not accounted for in this table.

(4)
Includes support work costs in respect of the Cariboo Gold Project for the next 12 months including contingency, additional support work relating to the Cariboo Gold Project, and certain fixed costs (which includes general and baseline fixed costs that will be incurred to explore and continue developing the Cariboo Gold Project, regardless of the speed at which the Cariboo Gold Project is being developed, including fixed reclamation costs).

(5)
Includes underground development work on the Cariboo Gold Project required to, among other things, satisfy the condition of the subsequent draw under the Appian Facility.

The Corporation anticipates expenditures of approximately $301,429,000 to advance its development milestones for the Cariboo Gold Project to the next phase of development plus additional expected work required to, among other things, satisfy certain condition precedents to subsequent draw under the Appian Facility. In addition, the Corporation expects that its corporate general and administrative expenses and care and maintenance costs for the Tintic Project and the San Antonio Project for the next 12 months from the date of this Prospectus to be approximately $37,200,000. To fund its necessary activities related to the Cariboo Gold Project and expected expenses and costs for the next 12-month period, the Corporation anticipates using its working capital, which as of the date hereof, was approximately $419,000,000 (excluding non-cash liabilities), with a cash position of approximately $471,000,000. In addition, the Corporation may, subject to fulfilling certain conditions precedents, make subsequent draws under the Appian Facility for up to US$350,000,000. See “Recent Developments” for more details.
Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See “Cautionary Statement Regarding Forward-Looking Information”.
PLAN OF DISTRIBUTION
The Corporation and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue, as applicable, up to an aggregate of $750,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder.
The Corporation and the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation or any Selling Securityholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Securityholders, the initial issue price, the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.
In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. In addition, one or more Selling Securityholders of the Corporation may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Secondary Offering by Selling Securityholders”.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV or the NYSE or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation, any Selling Securityholders or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable U.S. and/or Canadian securities legislation and any such compensation received by them from the Corporation or any Selling Securityholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation and/or Selling Securityholder, to indemnification by the Corporation and/or Selling Securityholder against certain liabilities, including liabilities under U.S. and/or Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED
Common Shares
ODV is authorized to issue an unlimited number of Common Shares without par value. As at the date of this Prospectus, ODV had 255,066,116 Common Shares issued and outstanding. As at the date of this Prospectus, there were (i) options to acquire 5,742,725 Common Shares (the “Options”), (ii) 817,797 deferred share units (“DSUs”), (iii) 1,828,800 restricted share units (“RSUs”), and (ii) warrants to acquire 132,376,167 Common Shares outstanding.
All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No Common Shares have been issued subject to call or assessment. The directors may from time to time declare and authorize the payment of dividends in respect of the Common Shares. The Common Shares contain no pre-emptive conversion or exchange rights and have no provisions for redemption or purchase for cancellation, surrender, sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in ODV’s articles and by-laws and the CBCA.
Pursuant to the terms of an investment agreement dated as of November 25, 2020, as amended on September 30, 2022 (the “Investment Agreement”) between the Corporation and OR Royalties, OR Royalties has certain nomination rights for so long as OR Royalties (and its affiliates) holds more than 9.9% of the outstanding Common Shares. The Investment Agreement also includes customary demand registration and piggyback rights in favour of OR Royalties. Additionally, for so long as OR Royalties holds more than 10% of the outstanding Common Shares, OR Royalties has: (i) the right of first refusal on any proposed sale, transfer or disposition in any royalty, stream, royalty buyback right, forward sale, gold loan or other agreement involving the sale of a similar interest in products mined or otherwise extracted from any property belonging to the Corporation or any of its subsidiaries; and (ii) the right to participate in the buy-back of any royalty affecting any property held directly or indirectly by the Corporation.
In addition, pursuant to the Double Zero IRA, Double Zero has certain nomination and participation rights. See “Recent Developments”.
Debt Securities
In this section describing the Debt Securities, the terms “Corporation” and “ODV” refer only to Osisko Development Corp. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.
The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between ODV and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of any Indenture filed in connection with a distribution of Debt Securities.
The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
General
The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in Canadian dollars, U.S. dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.
The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the “Offered Securities”):
•
the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

•
the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•
the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

•
the covenants applicable to the Offered Securities;

•
the terms and conditions for any conversion or exchange of the Offered Securities for any other securities

•
whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•
whether the Offered Securities will be issuable in the form of a Global Security (as defined below), and, if so, the identity of the depositary for such Global Securities;

•
the denominations in which registered Offered Securities will be issuable, if other than denominations of $2,000 and integral multiples of $1,000 and the denominations in which bearer Offered Securities will be issuable, if other than $5,000;

•
each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•
if other than Canadian dollars or U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

•
any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•
any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:
•
holders may not tender Debt Securities to the Corporation for repurchase; and

•
the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.
Unless otherwise indicated in the applicable Prospectus Supplement, any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements, and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.
Form, Denomination, Exchange and Transfer
Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of $2,000 and integral multiples of $1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.
Payment
Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities (as defined below)) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.
Registered Global Securities
Unless otherwise indicated in the applicable Prospectus Supplement, Registered Debt Securities of a series will be issued in global form (a “Global Security”) that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.
Special Investor Considerations for Global Securities
The Corporation’s obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.
An investor should be aware that when Debt Securities are issued in the form of Global Securities:
•
the investor cannot have Debt Securities registered in his or her own name;

•
the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•
the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•
the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•
the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and

•
the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated
In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.
The special situations for termination of a Global Security are:
•
when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•
when and if the Corporation decides to terminate a Global Security.

The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.
Events of Default
Unless otherwise indicated in the applicable Prospectus Supplement, the term “Event of Default” with respect to Debt Securities of any series means any of the following:
(a)
default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity;

(b)
default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)
default in the deposit of any sinking fund payment, when the same become due by the terms of the Debt Securities of that series;

(d)
default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;
(e)
certain events of bankruptcy, insolvency or reorganization; or

(f)
any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the all or a portion of the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of any applicable Debt Securities upon the occurrence of any Event of Default and the continuation thereof.
Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.
No holder of a Debt Security of any series will have any right to institute any proceedings, unless:
•
such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

•
the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•
the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.
The Corporation will be required to furnish to the Trustee annually an officer’s certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.
Defeasance
In this section, the term “defeasance” means discharge from some or all of the Corporation’s obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:
•
the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•
the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Corporation also must deliver to the Trustee:
•
an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•
an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.
Modifications and Waivers
The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:
•
change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

•
reduce the principal amount of or interest on such outstanding Debt Security;

•
reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•
change the place or currency of payments on such outstanding Debt Security;

•
reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•
modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.
The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, comply with applicable law or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.
Consent to Jurisdiction and Service
Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.
Governing Law
Unless otherwise stated in the applicable Prospectus Supplement, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.
Enforceability of Judgments
Since a substantial portion of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation’s assets. The Corporation has been advised by its Canadian counsel, Bennett Jones LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.
The Trustee
The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.
The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.
Warrants
The Corporation may issue Warrants, separately or together, with other Securities in any combination thereof, as the case may be. The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. If applicable, the Corporation will file with the SEC as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Corporation files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Corporation is offering before the issuance of such Warrants. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.
The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Warrants offered;

•
the price or prices, if any, at which the Warrants will be issued;

•
the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•
upon exercise of the Warrant, the events or conditions under which the amount of securities may be subject to adjustment;

•
the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•
if applicable, the identity of the Warrant agent;

•
whether the Warrants will be listed on any securities exchange;

•
whether the Warrants will be issued with any other securities and, if so, the amount and terms of these securities;

•
any minimum or maximum subscription amount;

•
whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•
any material risk factors relating to such Warrants and the securities to be issued upon exercise of the Warrants;

•
any other rights, privileges, restrictions and conditions attaching to the Warrants and the securities to be issued upon exercise of the Warrants; and

•
any other material terms or conditions of the Warrants and the securities to be issued upon exercise of the Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.
Original purchasers of Warrants to purchase Common Shares and other Securities will have a contractual right of rescission against the Issuer in respect of the conversion, exchange or exercise of such Warrants.
The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (together with any amendments or supplements) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 217 of the Securities Act (Québec), and is in addition to any other right or remedy available to original purchasers under Section 217 of the Securities Act (Québec) or otherwise at law.
Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a Prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.
Subscription Receipts
The Corporation may issue Subscription Receipts, separately or together, other Securities in any combination thereof, as the case may be. The Subscription Receipts will be issued under an agreement or indenture. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. If applicable, the Corporation will file with the SEC as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Corporation files with the SEC, any subscription receipt agreement describing the terms and conditions of such Subscription Receipts that the Corporation is offering before the issuance of such Subscription Receipts. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.
The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Subscription Receipts offered;

•
the price or prices, if any, at which the Subscription Receipts will be issued;

•
the manner of determining the offering price(s);

•
the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•
the securities into which the Subscription Receipts may be exchanged;

•
conditions to the exchange of Subscription Receipts into securities and the consequences of such conditions not being satisfied;

•
the number of securities that may be issued upon the exchange of each Subscription Receipt and the price per security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of securities may be subject to adjustment;

•
the dates or periods during which the Subscription Receipts may be exchanged;

•
the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

•
provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•
if applicable, the identity of the Subscription Receipt agent;

•
whether the Subscription Receipts will be listed on any securities exchange;

•
whether the Subscription Receipts will be issued with any other securities and, if so, the amount and terms of these securities;

•
any minimum or maximum subscription amount;

•
whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•
any material risk factors relating to such Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

•
material Canadian federal income tax consequences of owning the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

•
any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts; and

•
any other material terms or conditions of the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Units
The Corporation may issue Units, separately or together, with other Securities or any combination thereof, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.
The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Units offered;

•
the price or prices, if any, at which the Units will be issued;

•
the manner of determining the offering price(s);

•
the currency at which the Units will be offered;

•
the securities comprising the Units;

•
whether the Units will be issued with any other securities and, if so, the amount and terms of these securities;

•
any minimum or maximum subscription amount;

•
whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•
any material risk factors relating to such Units or the Securities comprising the Units;

•
material Canadian federal income tax consequences of owning the Securities comprising the Units;

•
any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•
any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to issuance of Debt Securities pursuant to such Prospectus Supplement.
PRIOR SALES
Prior sales of Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
Trading price and volume of Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired from selling shareholders pursuant a secondary offering of such shares, who hold Common Shares as “capital assets” (generally, assets held for investment purposes).
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of securities pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.
No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:
•
a citizen or individual resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired the securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.
This discussion addresses only holders who acquire Common Shares from selling shareholders pursuant a secondary offering and hold Common Shares as “capital assets” (generally, assets held for investment purposes)
Passive Foreign Investment Company Rules
If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our Common Shares.
In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.
We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.
For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.
In particular, and without limiting the foregoing, no determination has been made as to whether the Corporation is for its most recent taxable year or for future taxable years. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year, and as a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of our Common Shares, which may fluctuate considerably. Fluctuations in the market price of Common Shares may result in us being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, there can be no assurance regarding whether we currently are treated as a PFIC, or may be treated as a PFIC in the future. If we are classified as a PFIC in any year during which a U.S. Holder holds Common Shares, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether we continue to meet the PFIC income test or PFIC asset test discussed above.
Default PFIC Rules Under Section 1291 of the Code
If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.
A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for Common Shares, if shorter).
Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Unit Shares, and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC. No such election, however, may be made with respect to and warrants or options issued by the Corporation.
QEF Election
A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Unit Shares.
The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Unit Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.
A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.
A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election with respect to Common Shares only if such shares are marketable stock. Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, such shares are expected to be marketable stock. There can be no assurance that the Common Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.
A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Common Shares.
A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).
A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.
Other PFIC Rules
Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.
If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.
Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.
In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
Distributions on Common Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of the Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to such Common Shares will constitute ordinary dividend income. Dividends received on such Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Common Shares
Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such Common Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Additional Tax Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Information Reporting; Backup Withholding Tax
Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.
RISK FACTORS
There are various risks, including those described below, those set out in the documents incorporated by reference herein, including the applicable Prospectus Supplement, that could have a material adverse effect upon, among other things, the exploration results, properties, business, business prospects and condition (financial or otherwise) of the Corporation. There are certain risks inherent in an investment in the Securities, including any risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation can provide no assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.
Prospective investors should carefully consider the risks described herein, in a document incorporated by reference herein or in the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.
An investment in the Securities, as well as the Corporation’s prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.
Equity Security Trading Risks
The securities of publicly traded companies, particularly mineral exploration and development companies, can experience a high level of price and volume volatility and the value of the Corporation’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Corporation and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in this Prospectus. Factors which may influence the price of the Corporation’s securities, including the Common Shares, include, but are not limited to: worldwide economic conditions; changes in government policies; investor perceptions; movements in global interest rates and global stock markets; variations in operating costs; the cost of capital that the Corporation may require in the future; metals prices; the price of commodities necessary for the Corporation’s operations; recommendations by securities research analysts; issuances of Common Shares or debt securities by the Corporation; exploration and development successes and, if applicable, the share price performance of the Corporation’s competitors; the addition or departure of key management and other personnel; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related industry and market issues affecting the mining sector; publicity or other third party statements or coverage about the Corporation (including its prospects and strategy) and its personnel; loss of a major funding source; and all market conditions that are specific to the mining industry.

There can be no assurance that such fluctuations will not affect the price of the Corporation’s securities, and consequently purchasers of Common Shares may not be able to sell Common Shares at prices equal to or greater than the price or value at which they purchased the Common Shares or acquired them by way of the secondary market.
Further, the Corporation’s public disclosure record is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and, to that end, the Corporation does not endorse, and provides no assurance in respect of, any third-party statements or coverage about the Corporation.
No Existing Public Market for the Debt Securities, Warrants, Subscription Receipts or Units and a Market May Not Develop
There is currently no market through which the Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers of Debt Securities, Warrants, Subscription Receipts or Units may not be able to resell such Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Debt Securities, Warrants, Subscription Receipts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, Warrants, Subscription Receipts or Units and the extent of issuer regulation.
The public offering prices of the Securities may be determined by negotiation between the Corporation and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.
Sales by Existing Shareholders
Sales of a substantial number of Common Shares in the public market by existing shareholders could occur. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. This could impair the Corporation’s ability to raise additional capital through the sale of securities.
Use of Proceeds
The Corporation currently intends to use the net proceeds from an offering under this Prospectus to achieve its stated business objective as set forth under “Use of Proceeds” and as detailed in the applicable Prospectus Supplement. The Corporation maintains discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Corporation’s Securities. The failure to apply the net proceeds effectively could adversely affect the Corporation’s business and, consequently, could adversely affect the price of the Common Shares on the open market.
Negative Operating Cash Flow
For the financial year ended December 31, 2024 and the three and six month periods ended June 30, 2025, the Corporation had negative operating cash flow of $52.3 million and $20.5 million, respectively, and also reported a net loss of $88.3 million and $47.4 million, respectively. For the same ending periods, the Corporation had approximately $43.8 million and $46.6 million, respectively, in outstanding debt which is comprised of leasing and equipment financing, as well as a credit facility exclusively used to fund the development and construction of the Cariboo Gold Project. As a result of the expected expenditures to be incurred by the Corporation for the development of the Cariboo Gold Project, the Corporation anticipates that negative operating cash flows will continue until the Cariboo Gold Project enters production. There can be no assurance that the Corporation will generate positive cash flow from operations in the future. The Corporation will require additional capital in order to fund its future activities for the Cariboo Gold Project. To the extent that the Corporation continues to have negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves, which may include proceeds from the Offering, to fund such negative cash flow. Furthermore, additional financing, whether through the issue of additional equity and/or debt securities and/or project level debt, will be required to continue the development of the Cariboo Gold Project and there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. Failure to obtain additional financing or to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.
Loss of Entire Investment
An investment in the Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
Dilution
Additional financing needed to continue funding the development and operation of the properties of the Corporation may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of Common Share purchase warrants, stock options and any other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.
The Corporation also has a significant number of outstanding Common Share purchase warrants. Depending on market conditions, from time to time, certain of these Common Share purchase warrants may be in-the-money and may be exercised. The exercise of such warrants would result in the issuance of additional Common Shares and could significantly dilute the ownership interests of any persons who are or may become shareholders. Given the number of outstanding Common Share purchase warrants as of the date of this Prospectus, any material level of exercises could result in a meaningful increase in the number of Common Shares outstanding The extent and timing of any such exercises are uncertain and will depend on a variety of factors, including prevailing market prices of the Common Shares.
Price Volatility
Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments in North America, Mexico and globally, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral and energy prices will not occur. As a result of any of these factors, the market price of the securities of the Corporation at any given point in time may not accurately reflect the long term value of the Corporation.
No History of Dividends
No dividends on the Common Shares have been declared or paid to date. The Corporation anticipates that, for the foreseeable future, it will retain its cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the board of directors of the Corporation after taking into account many factors, including earnings, operating results, financial condition, current and anticipated cash needs and any restrictions in financing agreements, and the Corporation may never pay dividends.
Passive Foreign Investment Company Matters
U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a PFIC for U.S. federal income tax purposes. The determination of whether the Corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Corporation’s income, expenses and assets from time to time and the nature of the activities performed by the Corporation’s officers and employees. Based on the composition of the Company’s income and the value of its assets as reported for financial statement purposes, the Corporation does not believe that it is classified as a PFIC for its taxable year ending December 31, 2024. However, the company has not engaged in such an analysis applying U.S. federal income tax rules, which may vary from financial accounting rules. Although the Corporation does not expect to be a PFIC for the current year, the determination as to whether the Corporation is a PFIC for any given year depends on the composition of the Corporation’s income, expenses and assets for the entire years and, therefore, the Corporation cannot definitively ascertain whether it will be classified as a PFIC for the current taxable year. Prospective investors should carefully read the discussion under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
INTEREST OF EXPERTS
The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to the Corporation:
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Mathieu Belisle, P.Eng.

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Amanda Fitch, P.Eng.

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Sebastien Guido, P.Eng.

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Philip Clark, P.Eng.

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Rob Griffith, P.Eng.

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Katherine Mueller, P.Eng.

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Nikolay Sidenko, P.Geo.

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Eric Lecomte, P.Eng.

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Carl Pelletier, P.Geo.

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Tessa Scott, P.Geo.

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A. J. MacDonald, P.Eng.

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Jean-François Maillé, P.Eng.

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Yapo Allé-Ando, P.Eng.

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Rachel Sawyer, P.Eng.

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Paul Gauthier, P.Eng.

Certain information of a scientific or technical nature contained in this Prospectus and in the documents incorporated by reference herein, was reviewed and approved by the persons listed above, who are “qualified persons” within the meaning of NI 43-101.
To the knowledge of the Corporation, as of the date hereof, each of the persons referenced above holds less than 1.0% of the outstanding securities of the Corporation or any associate or affiliate of the Corporation.
ENFORCEABILITY OF CIVIL LIABILITIES
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. The following expert who has signed the consent required to be filed in connection with the filing of this Prospectus resides outside of Canada: Tessa Scott, who has appointed Osisko Development Corp. at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2 as their agent for service of process in Canada.

In addition, most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for any holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of the Corporation’s directors and officers and experts under the United States federal securities laws. The Corporation has been advised by its Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
The Corporation has filed with the SEC, concurrently with the U.S. Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System at 28 Liberty Street, New York, New York 1005, USA as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.
LEGAL MATTERS
Certain legal matters relating to the distribution of the Securities pursuant to this Prospectus will be passed upon on behalf of the Corporation by Bennett Jones LLP with respect to Canadian legal matters. The partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1.0% of the outstanding securities of the Corporation.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent for the Corporation is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.
The independent registered public accounting firm for the Corporation is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Corporation within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).